/14


06015234

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hindalco Industries Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03428 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/18/06

082-03428

3-31-06
AR/S

HINDALCO
ADITYA BIRLA GROUP
Hindalco Industries Limited



ANNUAL REPORT | 2005-2006

IN HOMAGE TO OUR VISIONARIES OUR INSPIRATIONS AND OUR GUIDING LIGHT





GHANSHYAMDAS BIRLA



ADITYA VIKRAM BIRLA


ADITYA BIRLA GROUP

HINDALCO OPERATIONS IN INDIA



RENUKOOT
RENUSAGAR
HIRAKUD
TALABIRA
LOHARDAGA/ GUMLA REGION
MURI
BELUR
NAGPUR
SAMRI REGION
MALIPARBAT
KOLLUR
AHEJ
ILVASSA
KALWA
ALOJA
OLHAPUR REGION
ELGAUM
LUPURAM
Integrated Aluminium Complex
Integrated Copper Complex
Power Plant
Aluminium Extrusions Plant
Bauxite Mines
Coal Mines
Aluminium Foil Plant
Alumina Refineries
Aluminium Wire Rod
Aluminium Alloy Wheels Plant
Aluminium Smelter
Aluminium Rolled Products Plant
R & D Centre

DIVERSE OPERATIONS. ONE VALUE CHAIN.

Hindalco in India enjoys a leadership position in Aluminium and Copper. The Company's Aluminium units across the country encompass the entire gamut of operations, from bauxite mining to downstream rolling, extrusions, wheels and recycling. The integrated Copper unit at Dahej produces continuous cast copper rods, copper cathodes along with SAP, PAP, DAP and precious metals. Hindalco units have the Quality certification of ISO 9001, Environment certification of ISO 14001 as also OHSAS 18001 for Occupational Health & Safety.



CONTENTS


HINDALCO
ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai 400 025.

NOTICE is hereby given that the **Forty-Seventh Annual General Meeting** of the Shareholders of Hindalco Industries Limited will be held at **Birla Matushri Sabhagar,** New Marine Lines, Mumbai – 400 020 on **Friday,** the **28th July, 2006,** at **3.30 P.M.,** to transact, with or without modification(s) as may be permissible, the following business:

1. To receive, consider and adopt the audited Balance Sheet as at 31st March, 2006 and Profit and Loss Account for the year ended on that date, the Report of the Directors and the Auditors thereon.

2. To sanction the declaration and the payment of Dividend on fully paid and partly paid Equity Shares for the year ended 31st March, 2006.

3. To appoint a Director in place of **Smt. Rajashree Birla,** who retires from office by rotation and being eligible, offers herself for re-appointment.

4. To appoint a Director in place of **Mr. C.M. Maniar** who retires from office by rotation and being eligible, offers himself for re-appointment.

5. To appoint a Director in place of **Mr. N.J. Jhaveri,** who was appointed to fill up the casual vacancy on the Board caused by the demise of Mr. T.K. Sethi, under Article 141 of the Articles of Association of the Company, and who holds office under the said Article and Section 262 of the Companies Act, 1956 as a Director, only up to the date of this Annual General Meeting, and in respect of whom, the Company has received a Notice in writing alongwith a deposit of Rs.500/-, under Section 257 of the Companies Act, 1956, from a member signifying his intention to propose him as a candidate for the office of Director and in that behalf, to consider and if thought fit to pass the following Resolution, which will be proposed as an Ordinary Resolution :

   "**RESOLVED** that pursuant to the relevant provisions of the Articles of Association of the Company and of the Companies Act, 1956 including section 257, Mr. N.J. Jhaveri be and is hereby elected and appointed as a Director of the Company, liable to retire by rotation."

6. To appoint a Director in place of **Mr. K. N. Bhandari,** who was appointed as an additional Director on the Board of the Company, under Article 140 of the Articles of Association of the Company, and who holds office under the said Article and Section 260 of the Companies Act, 1956 only up to the date of this Annual General Meeting, and in respect of whom, the Company has received a Notice in writing alongwith a deposit of Rs 500/-, under Section 257 of the Companies Act, 1956, from a member signifying his intention to propose him as a candidate for the office of Director and in that behalf, to consider and if thought fit to pass the following Resolution, which will be proposed as an **Ordinary Resolution :**

   "**RESOLVED** that pursuant to the relevant provisions of the Articles of Association of the Company and of the Companies Act, 1956 including section 257, Mr. K.N. Bhandari be and is hereby elected and appointed as a Director of the Company, liable to retire by rotation."

7. To appoint Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company, and to fix their remuneration, and for the purpose, to pass the following Resolution, which will be proposed as an **Ordinary Resolution**:

   "**RESOLVED** that pursuant to the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Singhi & Company, Chartered Accountants, Kolkata, the retiring Auditors, be and are hereby re-appointed as the Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and that the Board of Directors of the Company be and are hereby authorized to fix their remuneration for the said period and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

8. To consider and if thought fit, to pass the following Resolution which will be proposed as a **Special Resolution :**

   "**RESOLVED** that in partial modification of the relevant resolution passed at the Forty-fifth Annual General Meeting held on 31st July, 2004 and pursuant to the provisions of sections 198, 309, 310, Schedule XIII and other applicable provisions, if any of the Companies Act, 1956, including any statutory modification or re-enactment thereof, the Company hereby approves payment of the revised remuneration to Mr. D. Bhattacharya: Managing Director as per the details provided in the explanatory statement in relation to this Resolution for the remaining period of his tenure of office i.e. upto 1st October, 2008 with further liberty to the Board of Directors to revise his remuneration from time to time as they deem fit within the limits of Schedule XIII of the Companies Act, 1956."

9. To consider and if thought fit, to pass the following Resolution which will be proposed as a **Special Resolution :**

"**RESOLVED** that pursuant to the provisions of Sections 198 and 309(4) and other applicable provisions, if any, of the Companies Act, 1956, consent of the Company be and is hereby accorded to the payment, in addition to the sitting fees for attending the meetings of the Board or Committees thereof and reimbursement of expenses, in accordance with the relevant provisions of the Articles of Association of the Company, to the Directors of the Company other than the Managing Director, a commission at the rate not exceeding one percent of net profits of the Company in each year calculated in accordance with relevant provisions of the said Act, without any monetary limit, but subject to, such ceiling if any, per annum as the Board may from time to time fix in that behalf, the same to be divided amongst them in such manner as the Board may, from time to time, determine, for a period of five years commencing from the financial year 2006-2007."

NOTICE is also hereby given that the Register of Members and Transfer Books in respect of Equity Shares of the Company will remain close from, **Tuesday,** the **18th July, 2006** to **Friday, the 28th July, 2006** (both days inclusive).

By Order of the Board of Directors

Place: Mumbai
Date: 29th April, 2006

Anil Malik
Company Secretary

NOTE FOR MEMBERS' ATTENTION

1. A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/ HERSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.

   THE INSTRUMENT APPOINTING A PROXY SHOULD HOWEVER BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

2. **The relevant explanatory statement pursuant to Section 173(2) of the Companies Act, 1956 in respect of item Nos. 5, 6, 7, 8 and 9 of the Notice set out above, is annexed hereto.**

3. The Dividend on Equity shares of the Company as recommended by the Board of Directors of the Company, when sanctioned at the Annual General Meeting of the Company will be made payable on or after Friday, the 28th July, 2006, to the Company's Equity Shareholders, who are entitled for the Dividend as on Friday, the 28th July, 2006 and whose names stand registered on the Company's Register of Members:

   a) as Beneficial Owners as at the end of business on **17th July, 2006** as per the list provided by National Securities Depository Limited and Central Depository Services (India) Limited in respect of the shares held in electronic form and

   b) as Members in the Register of Members of the Company after giving effect to valid transfers in physical form lodged with the Company on or before **17th July, 2006.**

4. Members are hereby informed that Dividend which remains unclaimed / un-encashed over a period of 7 years, has to be transferred as per the provisions of Section 205A of the Companies Act, 1956, by the Company to **"The Investor Education & Protection Fund",** constituted by the Central Government under Section 205C of the Companies Act, 1956.

   Hereunder are the details of Dividends paid by the Company and their respective due dates of transfer of unclaimed/un-encashed dividends to the designated fund of the Central Government:

Date of Declaration of Dividend	Dividend for the year	Due date of transfer to the Government
4th August, 1999	1998-99	September, 2006
5th May, 2000	1999-2000 (Millennium)	June, 2007
1st August, 2000	1999-2000 (Final)	September, 2007
1st August, 2001	2000-01	September, 2008
31st July, 2002	2001-02	August, 2009
31st July, 2003	2002-03	August, 2010
31st July, 2004	2003-04	August, 2011.
12th July, 2005	2004-05	August, 2012

   It may please be noted that once the unclaimed / un-encashed dividend is transferred to "The Investor Education & Protection Fund", as above, no claim shall lie in respect of such amount by the shareholder.

5. *The Company has listed its Shares at:*

   a) Bombay Stock Exchange Limited, Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai – 400 001.

   b) The National Stock Exchange of India Limited, 5th Floor, Plot No. C/1, G Block, Bandra-Kurla Complex, Bandra (E), Mumbai – 400 051.

   The listing fees of these Exchanges have been paid in time.

6 Members holding shares in physical form desirous of making nomination as permitted under Section 109A of the Companies Act, 1956 in respect of the shares held by them in the Company, can make the nomination in Form 2B.

7. As per the requirements of clause 49 of the listing agreement on Corporate Governance for appointment of the Directors/re-appointment of the retiring Directors, a statement containing details of the concerned Directors is attached herewith.

8. As per the approval granted by the Central Government under section 212(8) of the Companies Act, 1956, copy of the Balance sheet, Profit and Loss account, Report of the Board of Directors and the Report of the Auditors of the Subsidiary Companies are not attached with the Annual Report of the Company. However the Annual Reports of all the Subsidiary Companies are available for inspection at the Registered Office of the Company to any member/ investor of the Company. Further the Company will make available these documents to any member/ investor upon request.

9. The Annual Report of the Company for the year 2005-06 circulated to the members of the Company, will also be made available on the Company's website (www.hindalco.com) and will also be uploaded to website (www.sebiedifar.nic.in)

10. All the documents referred to in the accompanying Notice and Explanatory Statement are available for inspection at the Registered office of the Company on all working days between 2pm to 4pm up to the date of Annual General Meeting.

ANNEXURE TO THE NOTICE

Explanatory Statement pursuant to the provisions of Section 173(2) of the Companies Act, 1956.

Item No. 5

Mr. N.J. Jhaveri was appointed as a Director of the Company by the Board of Directors to fill up the casual vacancy on the Board caused by the demise of Mr. T.K. Sethi. Pursuant to the provisions of Article 141 of the Articles of Association of the Company and Section 262 of the Companies Act, 1956, he holds office as director only up to the date of this Annual General Meeting. As required under Section 257 of the Act, a Notice has been received from a member signifying his intention to propose him as a candidate for the office of Director of the Company liable to retire by rotation. Mr. N.J. Jhaveri is M.Sc. in (Economics) from the London School of Economics. Mr Jhaveri joined ICICI in September 1974 and rose to the position of Jt. M.D. and retired as Executive Chairman of ICICI Securities in August 1995, after a long and meritorious service and is on the Board of several reputed Companies. With his vast experience in business and industrial circles, his presence on the Board is a great advantage and the Board feels it is beneficial for the Company to continue to avail of his services as a Director of the Company. The resolution is accordingly commended for your acceptance.

Mr. Jhaveri is interested in this resolution, which pertains to him.

Item No. 6

Mr. K. N. Bhandari was appointed as an additional Director by the Board of Directors of the Company under Section 260 of the Companies Act, 1956, and Article 140 of Articles of Association of the Company, in terms of which he holds office only up to the date of this Annual General Meeting. As required under Section 257 of the above Act, a Notice has been received from a member signifying his intention to propose him as a candidate for the office of Director of the Company liable to retire by rotation. Mr. K.N. Bhandari has the degree of M. A., LL. B and was Ex Chairman – cum – Managing Director of New India Assurance Company Ltd and United India Insurance Company Ltd. Considering his background and vast experience in business and commercial circles, the Board feels that it will be beneficial for the Company to continue to avail of his services as a Director of the Company. The resolution is accordingly commended for your acceptance.

Mr. Bhandari is interested in this resolution which pertains to him.

Item No. 8

Mr. D. Bhattacharya was appointed as the Managing Director of the Company by the Board and his appointment was also confirmed by a Special Resolution passed by the members at their meeting held on 31st July 2004.

The shareholders whilst approving payment of remuneration to Mr. D. Bhattacharya at the aforesaid Annual General Meeting of the Company had also authorized the Board of Directors to revise the same from time to time. The Board of Directors accordingly made a revision in the terms of his remuneration with effect from 1st July, 2005 as set out below :

1. Basic Salary increased from Rs. 3,94,000/- (Rupees Three Lacs Ninety Four Thousand only) to Rs. 6,69,169/- (Rupees Six Lacs Sixty Nine Thousand One Hundred Sixty Nine only) per month.

2. Special allowance increased from Rs. 2,64,000/- (Rupees Two Lacs Sixty Four Thousand only) to Rs. 4,55,776/- (Rupees Four Lacs Fifty Five Thousand Seven Hundred Seventy Six only) per month, with such increments as may be decided by the Board of Directors from time to time, subject however to a revised ceiling of Rs. 10,00,000/- (Rupees Ten Lacs only) per month as against Rs. 6,00,000/- (Rupees Six Lacs only), approved earlier.

3. Annual Performance Bonus linked to the achievement of targets and Long-Term Incentive Compensation (LTIC) as per the scheme applicable to senior executives of the Company as may be decided by the

Board of Directors from time to time, subject to a maximum of Rs. 1,50,00,000/- (Rupees One Hundred Fifty Lacs only) per annum. The LTIC for the year ending 30th June, 2005 is Rs. 91,95,820/- (Rupees Ninty One Lacs Ninty Five Thousand Eight Hundered Twenty only).

The other components of his remuneration including supplementary salary remains the same as approved by the Members at the Annual General Meeting held on 31st July, 2004.

Approval of the Members is now sought to the above upward revision in the remuneration payable to Mr. D. Bhattacharya, which is in line with the modern corporate trend, particularly, considering Mr. Bhattacharya's immense contribution to the Company. It is in above circumstances that the Resolution mentioned in this item of the Notice is proposed to be passed and is commended for your acceptance.

Mr. D. Bhattacharya is interested in the resolution.

Item No. 9

At the Annual General Meetings of the Company held on 1st August, 2001 and 31st July, 2004, the members inter-alia, had approved the payment of remuneration to the non- executive directors of the Company in the form of commission on net profits. As per the provisions of section 309(7) of the Companies Act, 1956 the said approval expires on 31st March, 2006 and fresh approval of the shareholders is required for the payment of commission to the Non-Executive Directors of the Company as mentioned in the resolution.

The quantum of remuneration payable to each of the non-executive Directors of the Company will be decided by the Board of Directors each year.

The Board accordingly commends the Special Resolution for your acceptance.

The non-executive Directors of your Company may be deemed to be interested or concerned in this resolution.

By Order of the Board of Directors

Place: Mumbai
Date: 29th April, 2006

Anil Malik
Company Secretary

Details of Directors seeking re-appointment in Annual General Meeting fixed on 28th July, 2006.

Name of Director	Mr. C. M. Maniar	Smt. Rajashree Birla	Mr. K. N. Bhandari	Mr. N. J. Jhaveri
Date of Birth	04.12.1935	15.09.1945	01.03.1942	09.08.1935
Date of Appointment	08.03.1982	15.03.1996	30.01.2006	30.01.2006
Expertise in specific functional areas	Solicitor and Advocate	Industrialist	Insurance	Insurance Consultant
Qualifications	B.Com, M.A., L.L.B.	B.A.	M.A., L.L.B.	M.A. (Economics) Gujarat University M.Sc. (Economics) London School of Economics
List of outside Directorships held Excluding Private Companies.	1. Chemtex Engineering of India Ltd. (A.D.) 2. Foods & Inns Ltd. 3. Godfrey Phillips India Ltd. 4. Gujarat Ambuja Exports Ltd. 5. Varun Shipping Company Ltd. 6. Indo Euro Investment Co. Ltd. 7. Indian Card Clothing Co. Ltd. 8. Machine Tools (India) Ltd. 9. Multi Commodity Exchange of India Ltd. 10. Vadilal Industries Ltd. 11. Pioneer Investcorp Ltd. 12. Sudal Industries Ltd. 13. Twenty First Century Printers Ltd.	1. Grasim Industries Ltd. 2. Aditya Birla Nuvo Ltd. 3. Ultra Tech Cement Limited 4. Essel Mining & Industries 5. Aditya Birla Health Services Ltd. 6. G D Birla Medical Research &Education Foundation 7. Vaibhav Medical and Education Foundation	1. Agriculture Insurance Company of India Ltd. 2. Andhra Cements Ltd. (ACL) 3. SREI Venture Capital Ltd. 4. Suraj Diamonds & Jewellery Ltd. 5. Saurashtra Cement Ltd. 6. The Bank of Rajasthan Ltd.	1. Afcons Infrastructure Ltd. 2. Usha Martin Ltd. 3. Pidilite Industries Ltd. 4. National Securities Depository Ltd. 5. Indian Aluminium Company Ltd. 6. SKF India Ltd. 7. Siemens Ltd. 8. TAIB Capital Corporation Ltd. 9. Siemens Information Systems Ltd. 10. Star Paper Mills Ltd. 11. Gujarat State Petronet Ltd. 12. Voltas Ltd.
Chairman/ Member of the Committee of the Board of Directors of the Company	Member – Audit Committee, Investor Grievance Committee and Finance Committee.	NIL	NIL	Member – Audit Committee
Chairman/ Member of the Committee of the Board of Directors of other companies in which he/she is a Director. a. Audit Committee	<u>Member:</u> 1. Varun Shipping Co. ltd. 2. Twenty first century Printers ltd. 3. Machine Tools (India) Ltd. 4. Pioneer Investcorp Ltd.	NIL	**Member:** 1. Andhra Cement Limited (ACL) **Chairman:** 1. Agriculture Insurance Company of India Ltd. (AICIL)	**Member:** 1. National Securities Depository Ltd. 2. Pidilite Industries Ltd, India Ltd., 3. TAIB Capital Corporation Ltd., 4. SKF India Ltd., **Chairman:** 1. Afcons Infrastructure Ltd. 2. Usha Martin Ltd. 3. Gujarat State Petronet Ltd. 4. Voltas Ltd.
b. Investor Grievances Committee	1. Pioneer Investcorp Limited 2. Godfrey Philip India Limited 3. Twenty-First Century Printers Limited. **Chairman:** 1. Varun Shipping Company Ltd.	NIL	NIL	NIL
c. Remuneration Committee	NIL	NIL	**Member:** 1. Andhra Cement Limited (ACL)	NIL
d. Equity Shares held Fully paid-up Partly paid-up	 30,760 8,805	 241,140 69,030	 2,500 NIL	 2,500 NIL

"FORM 2B"

(See rules 4CCC and 5D)

NOMINATION FORM

(To be filled in by individual(s) applying singly or jointly)

I/We..the holders of Shares/Debentures/Deposit Receipt bearing number(s)..........................of M/s...wish to make a nomination and do hereby nominate the following person(s) in whom all rights of transfer and/or amount payable in respect of shares/ debentures/deposits shall vest in the event of my/our death.

Name(s) and Address (es) of Nominee(s)

Name ....

Address ....

Date of Birth* ....

(* To be furnished in case the nominee is a minor)
** The Nominee is a minor whose guardian is ....

Name and Address ....
(** To be deleted if not applicable)

Signature ....

Name ....

Address ....

Date ....

Signature ....

Name ....

Address ....

Date ....

Signature ....

Name ....

Address ....

Date ....

Signature of two Witnesses

Name and Address	Signature with date
1.	
2.	

Instructions:

1. The Nomination can be made by individuals only applying/holding shares/debentures on their own behalf singly or jointly upto two persons. Non-Individuals including society, trust, body corporate, partnership firm, Karta of Hindu undivided Family, holder of power of attorney cannot nominate. If the shares are held jointly all joint holders will sign the nomination form. Space is provided as a Specimen, if there are more joint holders more sheets can be added for signatures of holders of shares/debentures and witness.
2. A minor can be nominated by a holder of shares/debentures/deposits and in that event the name and address of the Guardian shall be given by the holder.
3. The nominee shall not be a trust, society, body corporate, partnership firm, Karta of Hindu Undivided Family or a power of attorney holder. A non-resident Indian can be a nominee on re-patriable basis.
4. Nomination stand rescinded upon transfer of shares/debentures or repayment/renewal of deposits made.
5. Transfer of share/debenture in favour of a nominee and repayment of amount of deposit to nominee shall be valid discharge by a company against the legal heir.
6. The intimation regarding nomination/nomination form shall be filed in duplicate with company/Registrar and share transfer agents of the company who will return one copy thereof to the share or debenture or deposit holder.

Please submit the aforesaid form in duplicate



ATTENDANCE SLIP

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai 400 025.

Please complete this attendance slip and hand it over at the entrance of the Hall.

Full Name of Shareholder in Block Letters:

Folio No.

No of shares held: ....

I hereby record my presence at the Forty-Seventh Annual General Meeting of the Company at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020, on Friday the 28th July, 2006 at 3.30 P.M.

Signature of Shareholder.

NOTE: Only Shareholders of the Company or their proxies will be allowed to attend the Meeting.

Tear Here

PROXY FORM

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai 400 025.

Folio No:
No. of shares held:

I/We..of......................being a Member/Members of the above named Company, hereby appoint Mr/Ms..of......................... or failing him Mr/Ms...of.....................or failing him Mr/Ms...of........................as my/our proxy to vote for me/us on my/our behalf at the Forty-Seventh Annual General Meeting of the Company to be held on Friday, the 28th July, 2006, at 3.30 P.M. and any adjournment thereof.

As witness my/our hand(s) this ....day of......................2006.

Affix Re. 1/- Revenue Stamp Here

Signature.......................

NOTE: The Proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting.



Dahej Copper Complex

Dahej, on the western coast in Gujarat, hosts Hindalco's integrated Birla Copper unit - the world's largest single location custom copper smelter of 500,000 tpa, backed by a captive power plant, oxygen plants, as also by-product plants for Sulphuric Acid, Phosphoric Acid, Di-Ammonium Phosphate and a precious metals refinery for Gold and Silver. A captive jetty, with cargo handling capacity of over 4 million tpa, facilitates easy input of copper concentrate from the Company's Nifty and Mt. Gordon Mines in Australia and import of other raw material, as well as export of Copper Cathodes and Rods.

MAKE HEADS TURN

AURA
ALLOY WHEELS


AURA


AURA

AURA
HIGH PERFORMANCE ALLOY WHEELS
HINDALCO

AURA

AURA


HINDALCO

INDIA'S FINEST AND


No.1

ALLOY WHEEL BRAND

HINDALCO INDUSTRIES LIMITED

BOARD OF DIRECTORS

Mr. Kumar Mangalam Birla
Chairman

Mrs. Rajashree Birla

Mr. C.M. Maniar

Mr. E.B.Desai

Mr. S.S. Kothari

Mr. M.M.Bhagat

Mr. K.N.Bhandari

Mr. A.K. Agarwala

Mr. N. J. Jhaveri

Mr. D. Bhattacharya
Managing Director

ADVISOR

Mr. R. K. Kasliwal

CHIEF FINANCIAL OFFICER

Mr. S. Talukdar
President

COMPANY SECRETARY

Mr. Anil Malik

AUDITORS

Singhi & Co., Kolkata

COST AUDITORS

R. Nanabhoy & Co., Mumbai

Mani & Co., Kolkata

KEY EXECUTIVES

ALUMINIUM BUSINESS

Mr. Shashi K. Maudgal, *Chief Marketing Officer*

Mr. Shankar Ray, *Joint President (Chemicals & International Trade)*

Mr. S. M. Bhatia, *President – (Foil & Wheel)*

Mr. S. Majumdar, *Head-Operations – Demerged Indal Units*

Mr. Amit Basu, *Joint President (HR) – Demerged Indal Units*

Renukoot Unit

Mr. Ratan K. Shah, *Chief Officer – Operations*

Mr. R.P. Shah, *Chief Manufacturing Officer*

Mr. Rahul Mohnot, *Jt. Executive President (F & C)*

Mr. Ajey Srivastava, *Joint President (Fabrication)*

Mr. J. Bhowmik, *Joint President (Renusagar Power)*

Aditya Aluminium

Mr. S. N. Bontha, CEO

Utkal Alumina

Mr. Debasis Roy, *Joint President (Project)*

COPPER BUSINESS

Mr. P.Balakrishnan, *Executive President*

Mr. P.S. Ghose, *Joint Executive President (Projects)*

Mr. J.P. Paliwal, *Joint Executive President (Commercial)*

Mr. B.M. Sharma, *Joint Executive President (Marketing)*

Mr. Sanjay Loyalka, CEO, *Aditya Birla Minerals Ltd. (Copper Mines Australia)*

CORPORATE

Mr. Kim Freeman, COO *(Mining)*

Mr. Pratik Roy, *Chief People Officer*

THE CHAIRMAN'S LETTER TO SHAREHOLDERS



Dear Fellow Shareholders,

India as a Nation has come of age. With a great measure of pride, we see our country rise up the ranks of the powers that be in the global economy. We have grabbed the world's attention and imagination. For the third consecutive year, our GDP has recorded a near 8 per cent growth - among the fastest in the world. To sustain the current growth rate and to push it closer to double-digit levels year after year, the Government seems committed to an aggressive agenda for economic reforms. While economic reforms provide a strong structural foundation for future growth, these are undeniably buffeted by substantive allround productivity improvements and an overall positive mindset. These developments at the macro level portend well for your Company.

Your Company has achieved an excellent performance, marking another milestone as it crosses the Rs. 100 billion mark on standalone basis. Its Net Sales and Operating Revenues hit an all time high at Rs. 113,965 million, up by 20 percent with a net profit of Rs. 16,556 million reflecting a 25% growth. That this was achieved in spite of significant pressures on Copper business's profitability is indeed commendable.

Your Company's consolidated results have been encouraging. Net Sales and Operating Revenues at Rs. 120,362 million mirror a 19 percent rise, its net profit at Rs. 15,901 million reflects a 30% growth. The consolidated profit is lower owing to the fact that your Company's copper mining subsidiary, Aditya Birla Minerals Ltd. (ABML), was in the development phase of its major mine – Nifty Sulphide, which has since been concluded in April'06.

I am delighted to share with you that ABML now has the distinction of being the only pure copper focused listed Company in Australia and the first Indian Company listed on the Australian Stock Exchange.

"Your Company has achieved an excellent performance, marking another milestone as it crosses the Rs. 100 billion mark on standalone basis. Its Net Sales and Operating Revenues hit an all time high at Rs. 113,965 million, up by 20 percent with a net profit of Rs. 16,556 million reflecting a 25% growth. That this was achieved in spite of significant pressures on Copper business's profitability is indeed commendable."

In line with our vision of being among the top ten global producers in alumina and aluminium and the top ten in Copper, we have taken a number of strategic initiatives. We have embarked on capacity expansions and large Greenfield projects that will catapult your Company to this league of global players.

Your Company is evaluating a 325,000 metric tpa aluminium smelter in Mahan, MP for which it has signed an MoU with the Government of Madhya Pradesh. For this project, it has already been allotted a coal block in a joint venture with the Essar Group. Your Company is aggressively pursuing its proposal for a 325,000

"... ABML now has the distinction of being the only pure copper focused listed Company in Australia and the first Indian Company listed on the Australian Stock Exchange."

metric tpa aluminium smelter and a 750 MW power plant in Jharkhand. A MoU with the State Government was signed last year. We expect positive developments in the near future.

The expansion of alumina capacity at Muri in Jharkhand, from 110,000 metric tpa to 450,000 metric tpa by 2006, and an increase from 65,000 metric tpa to 146,000 metric tpa of aluminium at Hirakud in Orissa by 2007, is on track. The greenfield Alumina project – Utkal, our JV with Alcan, for setting up a 1 to 1.5 million metric tpa refinery in Orissa has made considerable progress on the ground is now at a takeoff stage. Your Company's greenfield project in Orissa, Aditya Aluminium with a capacity of 1,500,000 metric tpa of alumina and 325,000 metric tpa of aluminium is also on schedule.

"In line with our vision of being among the top ten global producers in alumina and aluminium and the top ten in Copper, we have taken a number of strategic initiatives. We have embarked on capacity expansions and large Greenfield projects that will catapult your Company to this league of global players."

In the **Copper business**, your Company recently commissioned its new line of 250,000 metric tpa taking the total capacity to 500,000 metric tpa, elevating it to the world's largest smelter at a single location. When fully ramped up, it will position Hindalco into the top 10 Copper producers.

Worldover, Aluminium smelters and Copper producers are witnessing increasing pressures on cost, driven by the spiraling energy prices and other raw materials. To contain these pressures, a slew of steps have been taken. Among these are the use of captive power at Hirakud Smelter, installation of the captive Aluminium Fluoride plant at Dahej, optimization of processes with the in house R&D team to improve assets productivity.

Future Outlook

The robust growth in Asian region, led by China, would continue to drive the demand for metals. Globally, demand for primary aluminium is estimated to grow at 5-6% in 2006. Experts forecast a demand supply gap of close to 200,000 metric tonnes for the year.

It is encouraging to see the rising domestic primary aluminium consumption. Over the past 3 years, it has grown at a CAGR of 23%, vis-à-vis 18% in 2005-06. The fast paced growth in infrastructure sector, mainly power and construction, would give a fillip too. The country's booming automobiles and auto component segments also add significantly to the domestic demand. We expect it to grow at sustainable levels of 9-10% in the coming year.

In Copper, global demand is expected to rise by 4-4.5%. India's, strong economic growth will fuel demand in copper in applications like building wiring, winding wires in motors, other machinery etc. The domestic demand is forecast to keep pace with world consumption.

The outlook for both the Aluminium and Copper businesses is indeed positive.

In Appreciation

I must emphasise that the overriding reason behind our success has been our strikingly sharper accent on people. We look upon them as our core asset, much more critical than our physical assets or financial assets. I value their contribution in building a culture of meritocracy.

"I must emphasise that the overriding reason behind our success has been our strikingly sharper accent on people. We look upon them as our core asset, much more critical than our physical assets or financial assets. I value their contribution in building a culture of meritocracy."

The Aditya Birla Group: In Perspective

Our vision, as you are aware, is to be a premium global conglomerate, with a clear focus at each business level, and our vision is to deliver superior value to all our stakeholders. Implicit in our Vision Statement, is our global ambition, which necessarily implies accelerated growth to reach global-sized capacities and services. We are on course.

Building A Meritocracy

Meritocratic organizations are built on the strong foundation of values and not on the quick sands of opportunism. **For us, our values – Integrity, Commitment, Passion, Seamlessness and Speed – reflect the soul of our organization.** To develop a common in-depth understanding of what these values connote in our context, and how they should be our guiding light in the business decisions we take as well as the manner in which we conduct ourselves, we rolled out Values Workshops. In more than 373 Workshops, over 8,236 colleagues across management cadre committed to ensure that these values become a part of their everyday life.

"Our vision as a Group is to be a premium global conglomerate with a clear focus on each business. Our focus is both top-line and bottom-line growth and not growth for the mere sake of growth."

Talent Management and strengthening of the talent pool in building leadership across the Group is a key priority. Employees identified as high-caliber management talent are put through our Development Assessment Centre. Here the talent pool is assessed by an external agency to validate our ratings on the potential of the employee to scale up to a new responsibility level.

Gyanodaya, our management learning institute, has repositioned itself to align more closely with business requirements. The focus is very clearly on business and functional programmes, keeping in view the competencies required at every career stage. More than a 1000 managers across the group have been through the portals of Gyanodaya this year.

The Gyanodaya Virtual Campus, which is our e-Learning Programme, has also increased its reach manifold. As of today, we have 5000 e-learners in our group, with a course completion rate of 88%, while the world benchmark hovers around 65%. For a large number of engineers and CAs, we have tied up with Universitas 21 to provide an opportunity for these talented people to do a full-time e-MBA. As of today, 46 employees have completed 165 courses in 11 subjects in the last 1 year. Soon enough, they will earn their MBA degree while continuing on their jobs.

With a view to provide for systematic and structured processes for career growth, the job analysis and evaluation process was started 4 years ago. While Managers from across businesses have been involved at various stages of the process, more than a 100 managers have been trained as job analysts and another 100 have been trained as job evaluators. This exercise covered all management level jobs across India. Over 5000 jobs already evaluated, resulting in the formation of 11 distinct job bands.

"Meritocratic organizations are built on the strong foundation of values and not on the quick sands of opportunism. For us, our values – Integrity, Commitment, Passion, Seamlessness and Speed – reflect the soul of our organization."

To reward and motivate our people and to ensure internal equity and external competitiveness, we have been using a performance merit grid and linking rewards to performance. A performance-linked variable pay, has been introduced for all management executives. These initiatives have led to the successful institutionalisation of the Compensation Review and Performance management Process.

These, to my mind, are significant steps towards building a more competitive and a world-class organization.

Best regards,

Yours sincerely,

Kumar Mangalam Birla

Date: 20th June, 2006

FINANCIAL HIGHLIGHTS

(Rs. in Million)

	2005-06 Mn US$*	2005-06	2004-05***	2003-04	2002-03**	2001-02	2000-01	1999-00	1998-99	1997-98	1996-97	1987
PROFITABILITY												
Gross Sales & Operating Revenues	**2,797**	124,764	104,803	68,199	55,024	26,595	25,836	23,076	20,131	16,707	13,083	3,721
Net Sales & Operating Revenues	**2,555**	113,965	95,231	62,084	49,856	23,314	22,754	20,312	17,670	14,733	11,571	2,932
Operating Profit	**584**	26,051	22,765	15,003	12,972	10,060	10,622	9,450	7,916	6,156	4,425	425
Other Income	**55**	2,439	2,700	2,400	1,662	1,989	1,221	1,337	1,305	1,176	1,592	26
Interest Charges	**50**	2,252	1,700	1,772	1,365	456	619	597	836	723	489	118
Depreciation	**116**	5,167	4,633	3,175	2,642	1,543	1,424	1,353	1,246	776	423	95
Impairment	**1**	45	-	-	-	-	-	-	-	-	-	-
Profit before Tax & Extraordinary Items	**471**	21,027	19,133	12,456	10,627	10,050	9,801	8,837	7,138	5,832	5,105	238
Current Tax	**73**	3,241	5,705	2,606	2,520	2,570	3,020	2,485	1,470	870	1,202	38
Deferred Tax	**26**	1,160	43#	1,461	653	620	-	-	-	-	-	-
Provision for Fringe Benefit Tax	**2**	101	-	-	-	-	-	-	-	-	-	-
Net Profit before Extraordinary items	**370**	16,525	13,385	8,389	7,455	6,860	6,781	6,352	5,668	4,962	3,903	200
Net Profit	**371**	16,556	13,294	8,389	5,821	6,860	6,781	6,124	5,668	4,962	3,903	200
Dividend Payout (Including Dividend tax)	**55**	2,473	2,120	1,721	1,408	1,005	985	691	532	430	369	30
Retained Profit	**316**	14,083	11,174	6,668	4,413	5,855	5,796	5,433	5,135	4,532	3,534	170
Foreign Exchange Earnings on Exports	**817**	36,433	26,052	12,951	10,283	3,374	3,763	3,123	1,655	1,702	1,566	0.3
BALANCE SHEET												
Gross Fixed Assets (including CWIP and Revaluation)*****	**2,522**	112,512	100,958	71,262	64,704	63,168	56,365	53,450	52,055	36,205	30,812	3,863
Net Fixed Assets (excluding Revaluation)	**1,707**	76,157	69,265	52,079	48,634	26,951	21,520	20,009	19,950	18,929	14,202	837
Investments	**890**	39,713	37,021	33,772	26,484	19,853	19,175	11,328	10,628	10,012	7,144	227
Net Current Assets	**930**	41,500	19,582	18,325	19,233	13,032	10,241	12,409	8,851	6,282	7,059	534
Capital Employed	**3,528**	157,370	125,869	104,176	94,351	59,836	50,936	43,746	39,429	35,223	28,405	1,599
Loan Fund	**1,099**	49,034	38,000	25,646	23,950	9,577	7,147	5,754	6,870	7,799	5,513	834
Deferred Tax Liability	**276**	12,334	11,297	9,951	8,490	4,443	-	-	-	-	-	-
Net Worth	**2,152**	96,003	76,572	68,579	61,911	45,816	43,789	37,992	32,559	27,424	22,892	765
Net Worth represented by :-												
Share Capital	22	986	928	925	925	745	745	745	745	745	745	184
Reserves & Surplus (Excluding Revaluation Reserves) ****	**2,130**	95,017	75,644	67,654	60,986	45,071	43,044	37,247	31,814	26,679	22,147	581
	2,152	96,003	76,572	68,579	61,911	45,816	43,789	37,992	32,559	27,424	22,892	765
Book Value per share (US$ / Rs.) $	**2**	97.40	82.54	74.16	66.95	61.53	58.80	51.02	43.72	36.83	30.74	5.34
Capital Expenditure	**266**	11,875	14,689	6,690	10,373	7,009	2,995	1,474	2,311	5,549	5,786	126
Market Capitalisation (at year end share price)	**4,303**	191,957	120,023	112,556	49,428	57,338	57,447	54,740	34,701	49,892	67,876	

* 1 US$= Rs. 44.6100

$ Figures of book value per share recomputed for all the years prior to 2005-06 for stock split in the ratio of 10 : 1 effected in 2005-06

** *Figures for 2002-03 onwards include figures relating to the copper business acquired from Indo Gulf Corporation Ltd with effect from 01.04.2002.*

*** Figures for 2004-05 onwards include figures relating to the Aluminium business after the merger of erstwhile INDAL with effect from 01.04.2004.

**** Net of Miscellaneous Expenditure

***** Fixed assets of Aluminium Business have been reinstated at its original cost in 2002-03.

\# Net of Provision for Deferred Tax Liability for earlier years written back.

FINANCIAL HIGHLIGHTS

		2005-06	2004-05***	2003-04	2002-03**	2001-02	2000-01	1999-00	1998-99	1997-98	1996-97	1987
RATIOS & STATISTICS												
Operating Margin	%	**22.86**	23.90	24.17	26.02	43.15	46.68	46.53	44.80	41.78	38.24	14.48
Gross Margin	%	**23.02**	24.96	25.18	26.62	49.73	49.33	50.17	47.45	44.86	47.77	11.35
Net Margin	%	**14.53**	13.96	13.51	11.68	29.42	29.80	30.15	32.08	33.68	33.73	6.83
Interest Cover (EBITDA/Interest)	Times	**12.65**	14.98	9.82	10.72	26.43	19.14	18.08	11.02	10.13	12.31	3.82
Gross Interest Cover (EBITDA/Gross Interest)	Times	**11.19**	12.47	8.77	7.51	13.50	14.92	17.76	10.70	7.23	8.63	3.82
Pre-tax Interest Cover (EBIT/Interest)	Times	**10.34**	12.26	8.03	8.79	23.04	16.84	15.81	9.53	9.06	11.44	3.02
ROACE	%	**16.44**	17.45	14.33	13.57	18.97	22.01	22.68	21.36	20.61	21.09	23.54
ROAE*	%	**20.50**	17.88	15.10	15.05	16.70	16.58	18.01	18.90	19.72	18.48	29.29
Net Sales / Total Assets	Times	**0.72**	0.76	0.60	0.53	0.39	0.45	0.46	0.45	0.42	0.41	1.83
Debts Equity Ratio	Times	**0.49**	0.47	0.36	0.37	0.20	0.16	0.14	0.20	0.27	0.21	0.98
Debt Equity (net of cash & cash equivalents)	Times	**0.11**	0.07	0.14	0.20	-	0.00	-	0.09	0.20	0.14	0.73
Debts Capitalisation Ratio	Times	**0.34**	0.33	0.27	0.28	0.17	0.14	0.13	0.17	0.21	0.17	0.52
DPS $	Rs	**2.20**	2.00	1.65	1.35	1.35	1.20	0.80	0.65	0.53	0.45	0.23
EPS $	Rs	**16.79**	13.48	8.53	5.92	8.67	8.57	7.74	7.16	6.27	4.94	1.35
CEPS $	Rs	**22.07**	18.18	11.76	8.61	10.62	10.37	9.45	8.73	7.25	5.47	2.02
No. of Equity Shareholders	No	**396,766**	117,721	117,124	153,606	35,955	37,925	39,769	38,780	37,294	37,656	20,140
No. of Employees	No	**19,593**	19,687	13,675	13,752	12,955	12,892	12,964	12,968	12,445	11,935	8,379
Average Cash LME (Aluminium)	US$/MT	**2,028**	1,779	1,496	1,354	1,395	1,533	1,473	1,291	1,566	1,505	1,565
Average Cash LME (Copper)	US$/MT	**4,099**	3,000	2,046	1,586	-	-	-	-	-	-	-
PRODUCTION												
Calcined Alumina	MT	**1,203,383**	1,159,664	591,297	501,270	494,724	476,700	453,305	421,486	361,520	333,223	232,304
Aluminium Metal	MT	**429,140**	409,068	323,184	266,837	261,338	251,492	248,930	240,926	200,304	166,272	122,508
Wire Rods	MT	**67,730**	62,392	58,233	50,789	52,203	43,946	49,018	51,197	45,482	42,704	32,808
Rolled Products	MT	**190,581**	175,734	77,069	73,171	70,113	62,811	58,690	44,668	34,193	18,302	28,524
Extruded Products	MT	**32,328**	28,551	18,194	18,973	16,250	18,602	14,959	11,995	12,389	11,798	9,902
Foil	MT	**26,184**	26,177	18,560	19,235	17,209	12,756	7,537	1,551	26	-	-
Wheel	Pcs	**194,079**	107,279	99,091	56,117	22,889	23,058	5,451	-	-	-	-
Copper Cathodes Produced	MT	**210,228**	217,138	186,611	185,159	-	-	-	-	-	-	-
Continuous Cast Copper Rods	MT	**88,687**	88,298	91,380	76,766	-	-	-	-	-	-	-
DAP and Complexes	MT	**218,199**	286,264	231,903	315,785	-	-	-	-	-	-	-
Gold	Kgs	**6,715**	5,156	6,908	5,451	-	-	-	-	-	-	-
Silver	Kgs	**35,076**	36,595	31,513	30,500	-	-	-	-	-	-	-

* ROAE is based on profit before extraordinary items.

$ Figures of DPS, EPS & CEPS recomputed for all the years prior to 2005-06 for stock split in the ratio of 10 : 1 and rights issue effected 2005-06

** Figures for 2002-03 onwards include figures relating to the copper business acquired from Indo Gulf Corporation Ltd with effect from 01.04.2002.

*** Figures for 2004-05 onwards include figures relating to the erstwhile INDAL merged with effect from 01.04.2004.



D. Bhattacharya
Managing Director

OVERVIEW

Your Company has recorded yet another year of impressive performance with highest-ever top and bottom lines. Net Sales and Operating Revenues reached Rs. 113,965 million and net profit was Rs. 16,556 million.

The Aluminium business delivered outstanding results with all-encompassing growth. Business revenues grew on the back of higher prices on the LME, expanded volumes from better asset utilization and optimal load distribution, coupled with an increased share of value added products. Cost pressures on account of input price escalation were contained in some measure through cost reduction programmes initiated earlier.

The copper business faced the toughest year ever in its nine year history, despite TC/RC (Treatment Charges/ Refining Charges) recording an improvement. Production shortfalls arising from operational issues along with huge backwardation prevailing in the market gave rise to challenging operating conditions. On the positive side, your Company's export performance yielded significant benefits through Target Plus scheme initiated by the Government for encouraging exports.

The basic and diluted Earnings per Share (EPS) increased by 25% from Rs. 13.5 per share to Rs. 16.8 per share.

Your Company has made significant progress in the implementation of its growth strategy. Brownfield projects are on track and site work on Greenfield Projects has gained momentum with the emphasis being on securing rights to mineral resources and land.

STRATEGIC INITIATIVES

Enhancing Value Added Products Capability

To enhance focus on Value Added Products (VAP), your Company has acquired a 30,000 tpa Aluminium Rolling Mill and a 14,400 tpa Conductor Rod plant at Mouda near Nagpur, belonging to Pennar Aluminium Company Limited. These assets were purchased from the Asset Reconstruction Company (India) Limited under the Securitisation and Reconstruction of Financial Assets and Enforcement of Security, Act, 2002. The move will enhance the flat rolled products capacity to 200,000 tpa taking the effective VAP capacity to more than 60% of the operating primary metal capacity. From 10 March 2006, the rolling plant is operating as one of your Company's units.

Landmark move to Strengthen Copper Mining Portfolio

To meet Hindalco's copper concentrate requirement on a self-financing basis, your Company's subsidiary Aditya Birla Minerals Ltd. (ABML), formerly Birla Mineral Resources Pty Ltd., has raised A$ 299 million


Rolled Products
16%
Extrusions
4%
Conductor
Redraw Rods
6%
Aluminium
Ingots & Billets
13%
ALUMINIUM
53%
Aluminium Foil, Alloy
Wheels & Others
7%
Hydrate & Alumina
(Standard & Special)
7%
SAP, DAP & Complexes,
Precious Metals & Others
10%
Concast Copper Rods
16%
Copper Cathodes
21%
Hindalco Businesses
Share of Net Sales Value

through issue of 154 million equity shares priced at A$1.95 per share. While this represents 49% of the post issue share capital of the Company, Hindalco continues to hold 159mn shares or 51% of the share capital following the offer and has entered into a voluntary escrow arrangement in respect of its shares. The proceeds from the offer will be used primarily to repay debt and provide financial resources to pursue growth opportunities. ABML has a number of attractive options to grow the core mining business, with development and exploration potential near the existing operations. It may also screen selective acquisition opportunities. The shares commenced trading on the Australian Stock Exchange (ASX) from 12th May, 2006 at a significant premium to the issue price.

Major Cost Reduction Initiatives

With the commissioning of the 100MW captive power unit at Hirakud, Orissa in April, 2005 and the output from the unit having been stabilized to full capacity in June 2005, there has been a very significant cost saving as grid power dependence has been eliminated by generating power from captive coal .

BUSINESS PERFORMANCE REVIEW

As stated earlier, your Company has recorded its best ever performance during the fiscal 2005-06. A snapshot is provided below:

	Aluminium		Copper		Unallocable	Total
	Rs. Mn	Share	Rs. Mn	Share		Rs. Mn
Net Sales & Operating Revenue	60,423	53.0%	53,542	47.0%	—	113,965
EBIT	21,281	91.3%	193	0.8%	1,834	23,308
EBIT Margins (%)	35.2%	—	0.4%	—	—	20.4%
Capital Employed	65,792	41.8%	50,738	32.2%	40,840	157,370
ROCE (%)	32.3%		0.4%	—		14.8%

Aluminium Business

The Aluminium business demonstrated a stellar performance with

- Highest ever Alumina and Primary Aluminium production with over 100% capacity utilization at all operating units.
- Highest ever turnover and business profit
- Highest ever EBITDA margins at 47.0%


2700
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2300
2100
1900
1700
1500
6000
5500
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4500
4000
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Apr-05 May-05 June-05 July-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06
Aluminium Cash Price
Copper Cash Price (RHS)

Aluminium & Copper Cash Price on LME

Operational Review

Products	Net Sales (Rs.Mn)		Sales Volumes (MT)	
	FY06	FY05	FY06	FY05
Hydrate and Alumina (Standard Metallurgical & Specials)	8,007	5,696	388,646	322,828
Aluminium Ingots/ Billets	14,480	14,375	146,785	158,518
Redraw Rods	7,045	5,908	67,895	62,841
Rolled Products	18,603	16,380	151,568	144,158
Extruded Products	4,102	3,379	32,181	28,453
Aluminium Foil	4,847	4,543	26,003	26,004
Aluminium Wheels (Pcs)	374	198	199,403	111,045

Alumina

Alumina refinery utilization attained 104% of rated capacity and production stood at 1,203,383 MT. Third party sales volumes expanded by 20.4% while realisations rose 16.8% resulting in Rs. 8,007 million in revenues, 40.6% higher than the previous year.

Primary Metal

Primary metal output from your Company's Smelters increased to 429,140 MT, up 5% over that of previous year. There has been an increased flow of primary metal into value added products leading to lower merchant sales volumes for the product category. Realisations, however, improved by 8.8% reflecting the strong trend in global aluminium prices.

Redraw Rods

Redraw rods production grew by 9% from 62,392 MT to 67,730 MT, while sales tonnage rose by 8.0% to 67,895 MT as compared to 62,841 in the previous fiscal. Further, average realisations stepped up to Rs. 103,768/MT, reflecting a growth of 10.4%, which is the highest growth amongst all the metal products. This is primarily a result of significant growth in the power transmission sector, a major end-user segment for the category.

Value Added Products (VAP)

The share of VAP (ie flat rolled products, extrusions and foils) in tonnage terms extended from 47.3% to 49.4% while revenue share stood at 56.1% vis-à-vis 54.5% during the preceding fiscal. Value Added Products remain a


Freshwrapp

Superwrap, Freshwrapp and Freshpakk semi-rigid containers

key focus area for your Company to enhance profitability, de-risk product portfolio, and grow the market for aluminium products in the country. A slew of initiatives to further bolster this segment have been taken.

Your Company had already put in place a Key Account Management practice, which started yielding results during the year under review. There are plans to implement CRM practices to enhance customer satisfaction.

A number of application areas like *Plates for Bus Ducts and Bus Bars, Fin Stock for Auto Radiators, Roll Bond coils for Roll Bond Panel* etc. have been identified where imports can be substituted by locally manufactured products of comparable quality.

To widen its distribution network, your Company has added 10 new dealers and stockists.

Our product development team is working on several projects to develop and commercialise new products. These application areas include high value added products like components of Heating Ventilation and Air conditioning system used in the automotive sector, viz. Auto Fin – Bare, Alclad (Fin/ Header/ Side Plate) etc. Additionally, significant potential areas include Truck bodies, Baby Coils, Aluminium Composite Panel, High Security Registration Plate and other new profiles.

Everlast roofing sheets, Freshwrapp foil packaging and Aura wheels from your Company are among the leading brands today.

Flat Rolled Products

Flat Rolled Products (FRP) output rose to 190,581 MT from 175,734 MT during the previous year. Sales tonnage amplified from 144,158 MT to 151,568 MT, growing by 5.1%. Realization increased by 8.0% to Rs. 122,734/MT while premium over primary metal rose by Rs.1,143/MT to Rs. 24,086/MT. This was achieved through a richer product mix with higher contribution.

Extrusions

Extruded products registered an impressive 13.2% growth from 28,551 MT in 2004-05 to 32,328 MT. Sales tonnage also surged from 28,453 MT to 32,181 MT while realizations increased by 7.3 % to Rs. 127,469/MT.

Foils

Steps to optimize the foils business product mix and move away from lower end products have been initiated. Consequently, production of foils was at a level similar to that achieved during the last year, and sales tonnage also remained flat. Realizations improved by 6.7% to Rs. 186,412/MT. The premium realized over primary metal, advanced by 4% from Rs. 84,018/MT to Rs. 87,765/MT.



Aluminium Billets

Wheels

This segment witnessed a high growth of 80.9% with production increasing to 194,079 wheels vis-à-vis 107,279 wheels achieved during the previous fiscal. Sales volumes expanded by 79.6% from 111,045 wheels to 199,403 wheels. Your Company was an early entrant in this segment to develop and expand the market. These efforts have now come to fruition. The Indian alloy wheel market has grown at a CAGR of 27% over the last three years. Interestingly, during the year under review, the market registered a growth of 48% fueled by alloy wheels being introduced in a number of new launches in the passenger vehicles segment.

Pricing, Cost & Profitability

Aluminium prices on the London Metal Exchange started at $1960/MT, moved down to $1675/MT and touched a high of $2,634/MT before ending at $2,512/MT with the average for the fiscal being $2,028/MT.

The Aluminium business faced significant cost pressures from high prices of key raw materials such as fuel oil, coal, caustic soda and CP Coke. Freight costs added to cost of all the raw materials including bauxite. However, the impact of these factors was limited through cost reduction measures. Among these are :

- Enhancing Hirakud captive power capacity from 67.5 MW to 167.5MW to substitute power from the state grid.
- Setting up a 5,300 tpa captive Aluminium Fluoride plant at Dahej to convert Fluosilicic acid, a by-product, into aluminium fluoride to be used in aluminium smelters.
- High utilization levels through de-bottlenecking and process optimization based on in-house technical knowledge.

Bolstered by firm aluminium prices, average product realizations improved by 8.9%. Net Sales and Turnover increased by 15% to Rs. 60,423 million and Earnings before Interest & Taxes (EBIT) rose 33.4% to Rs. 21,281 million. Business profitability improved substantially as reflected in EBIT margins at 35.2% as compared to 30.4% a year earlier.

Aluminium Outlook

Global Industry Outlook

Global Primary Aluminium demand is estimated to have grown by 5.3% to 32 million tonnes in CY05. The key contributor to this growth has been the Asian region accounting for 77% of total consumption, 2/3^{rds} of which emanated out of the Chinese growth story. Going forward, the demand is expected to stay strong.

Demand in the Western world is expected to be modest during CY06.



Aluminium Wire Rods

China is expected to remain the driver of aluminium demand world over. Rapidly increasing semi-fabricated products capacity is adding to primary metal demand. From end-use perspective, the Chinese manufacturing sector is growing at a robust pace, driven by continued investments in industries. In the transportation sector, the automobiles segment is witnessing strong growth, with domestic consumer demand increasing at a healthy pace. There is substantial growth forecast for infrastructure development like rail network extension and container production. Although the construction sector is believed to be slowing down, the absolute demand continues to be strong. Chinese aluminium consumption is anticipated to intensify by over 12% during CY06.

Primary Aluminium consumption in the rest of Asia is growing at a robust pace on the back of strong activity in end-use markets. Automobiles output combined with the industrial machinery, and white goods are exhibiting strong growth trends. Demand is expected to continue upward at a healthy pace of 14% in CY06 as activity in these markets is expected to remain strong.

Domestic Industry Outlook

Domestic aluminium consumption has been witnessing strong growth spurred by investments and industrial growth. The outlook for future demand remains upbeat as economic activity in key aluminium consuming sectors continue to be fast paced.

The electrical sector demand growing at 23% during FY06 will provide a major push. Aluminium consumption will get a further boost from the mega power projects as well as the initiatives announced by the Government in the budget for rural electrification. There is substantial investment needed in the sector to meet the country's current and projected future power requirement which bodes well for aluminium demand.

Aluminium consumption in transportation segment expanded at an even higher rate of 32%. Rapidly increasing household income has provided a significant lift to the passenger vehicles segment growing at around 20% in the last couple of years. Reduction in excise duty on small cars in the Union Budget 2006-07 is likely to further enhance growth. Improvement in road infrastructure and increasing economic activity bodes well for commercial vehicles demand. The strong growth of the Indian automobile industry is backed by a vibrant auto component sector which is emerging as a hub for global manufacturing. Exports of auto components from India have clocked a growth rate of 33% in the last 3 years, owing to a huge increase in sourcing of auto components from India by several developed countries. Experts project US $25 billion of value-realisation from India's auto components exports by 2015. This has significant potential for domestic aluminium consumption.

The Building and Construction sector has been witnessing an unprecedented growth all over the country. The broad based economic growth has resulted in rapid urbanisation and development of smaller towns. This along



Hindalco's aggressive growth plans will enable it to scale new heights, drawing it into the top-10 league of global alumina and aluminium players

with strong business sentiment is boosting demand for commercial properties. Experts forecast a shortfall of 19 million houses every year, which can lead to a substantial demand creation for aluminium products.

Growing consumer demand has led to swift growth in Consumer durables and packaging sectors. These possess significant potential for future aluminium consumption.

Prices

Aluminium prices have risen significantly over the past year and reached 17-year highs of $ 2,634/MT in February 2006. This has been accompanied by falling inventories and rising costs across the world. Reported primary aluminium stocks have declined to a mere 5 weeks of consumption, while reported total aluminium inventories stand at 8 weeks of consumption, close to the multi-year lows. Importantly, aluminium smelters worldwide have been under tremendous cost pressure from rising key input costs like alumina, power, carbon and oil. These factors, along with rising global demand, are anticipated to support aluminium prices above historical levels over the long term.

Domestic prices continue to be determined by international prices on the London Metal Exchange and the movements of the Indian Rupee vis-à-vis US Dollar. With the reduction in import duty on aluminium and its products, the relationship is expected to become even stronger.

Business Outlook for Hindalco

Your Company is at an inflection point on the growth curve with its strategic initiatives and competitive strengths set to propel it forward from domestic leadership to global scale operations based on India's significant mineral potential. The large deposits of coal and high quality bauxite possess enormous potential for low cost aluminium production. To exploit these competitive advantages, your Company is pursuing an aggressive growth strategy through various brownfield and greenfield opportunities in Aluminium.

Brownfield Expansions

Your Company's brownfield expansion projects are on track.

- The expansion of Muri Alumina Refinery from 110,000 tpa to 450,000 tpa is slated for mechanical completion in the second half of fiscal 2006-07.
- The Hirakud Smelter and Power expansions from 65,000 tpa to 146,000 tpa and 67.5MW to 367.5MW (100MW already commissioned during the year), respectively, are on course and expected to be commissioned partly in the last quarter of FY07 and the balance by the end of FY08.


Novalgin
Foil Blister Packs

- Plans to extend the refining capacity at Belgaum from 350,000 tpa to 650,000 are awaiting government approvals relating to bauxite mines.

Greenfield Projects

Greenfield projects have also made significant progress.

- Utkal Alumina, the 1-1.5 million tpa alumina refining project in a JV with Alcan Inc., is progressing well, with completion of 66% of land acquisition and transfer of ownership for the balance 34% in progress. Phase I of the government approved rehabilitation and resettlement package has been completed with 100 houses built and possession handed to the displaced families. Basic infrastructure work on roads, bridges and accommodation is advancing well with the approach road from the nearest town getting completed. Detailed engineering contract for the project has been awarded and the project is slated to go on-stream as per plan.
- Your Company's integrated aluminium project, Aditya Aluminium, encompassing 1-1.5 million tpa alumina refinery, 325,000 tpa aluminium smelter and 650 MW captive power plant is on course. Clearances from the Ministry of Environment & Forest are in place, while water scheme for the smelter and the power plant have been approved. A joint venture agreement on bauxite mines has been signed with Orissa Mining Corporation Limited. Requisite clearances for mining are being obtained. The refinery project has received in principle approval. Contracts for construction power at smelter and power plant site have been awarded. Rehabilitation and Resettlement plan has been submitted to the Revenue Divisional Commissioner and other authorities. The Rehabilitation Advisory Committee meeting is expected to start in May 2006. Your Company along with Mahanadi Coalfields Ltd. and Neyvelli Lignite Corporation Ltd. has been allotted the coal blocks – Talabira II & III for jointly developing and mining coal for captive consumption, a significant development from the perspective of securing key inputs.
- Your Company has applied for a coal block under the MoU signed earlier with the Government of Jharkhand. The project which envisages a 325,000 tpa smelter and a 750 MW captive power plant will proceed once the Company is allotted the coal block.
- Your Company has been allotted Mahan coal block in the Sidhi district of Madhya Pradesh along with the Essar Group. This will be developed and mined through a joint venture – Mahan Coal Company Ltd. Your Company is planning to set up a 325,000 tpa smelter and a 750MW captive power plant in the state.

A suitable financing plan for the projects is already in place. These projects will significantly enhance the scale of your Company's operations and add to its competitive strength by virtue of being one of the lowest-cost producers of alumina and aluminium world-wide in a regime where cost curves are shifting upwards.



Copper Continuous Cast Rods

Copper Business

The Copper business faced one of the most trying years in its entire nine years history. Despite the high prevailing copper prices and improved long term and spot Tc/Rc as compared to the previous year, the business suffered on account of difficult operating conditions.

Production

The copper business suffered production disruptions on account of various problems, both external and internal. The heavy rainfall in the state of Gujarat during the first week of July resulted in flooding of the plant as well as the neighbouring areas. Road transportation was cut off resulting in serious dislocations in the movement of essential inputs and personnel not getting access to the site.

The 180,000 tpa Smelter I had been working at less than optimal levels due to longer campaign runs and underwent a 25-day overdue bi-annual maintenance shutdown in the months of November-December 2005. Besides, the lower than anticipated utilization of the 70,000 tpa Smelter II due to refractory life stabilization issues resulted in a shortfall in production.

Your Company's new smelter (250,000 tpa Smelter III) was commissioned in July 2005. The commissioning of a new Copper Smelter is always associated with a long-drawn ramp-up process, and the experience at Dahej was no exception. It faced its share of teething problems and also took a 19-days shutdown due to a minor metal leakage and resultant damage to nearby equipment.

These issues have, since, largely been sorted out. The Copper Smelter I is running at optimal utilization level post its maintenance shutdown. Smelter II, which had taken a shutdown in January 2006 for refractory change has shown improvement in its refractory life. Smelter III is slated to complete a 30-day review shutdown in the month of May 2006, after which it is expected to ramp up gradually to full capacity. Following these developments, the Copper business should attain its targeted production and conversion cost levels.

Operational Review

In spite of lower production, sales tonnage improved marginally from 214,376 MT to 215,392 MT during the year. Revenues rose 25% from Rs. 42,712 million to Rs. 53,542 million, largely on account of the high copper prices on the LME.

Your Company faced stiff competition from imports, leading to a drop in the domestic market share at 33% vis-à-vis 41% during last year. A number of steps have been initiated to regain our market share, including allowing pricing options to customers, and intensifying focus on quality, dispatch and service.


बिरला
बलवान

Hindalco's Birla Balwan, the branded fertiliser commands a strong market position in India's agricultural sector

Sulphuric Acid production declined marginally by 3.4% to 639,414 MT. Your Company sold 10% extra Sulphuric acid as compared to last year after meeting captive consumption needs.

DAP & NPK fertilizer production was lower by 24% from 286,264 MT to 218,199 MT. Sales tonnage was lower by 28.2% from 302,436 MT to 217,176 MTwhich resulted in a lower market share of 6.4% as compared to 10% a year earlier. However, your Company has already worked out a strategic plan to strengthen its "*Birla Balwan*" brand to recoup lost market share.

The Copper Concentrate supply was with higher precious metals content. Gold production was higher by 30% at 6,715 Kgs while Silver output declined 4% from 36,595 Kgs to 35,076 Kgs. Sales volumes for Gold rose to 6,740 Kg from 5,300 Kg while realisations improved by 11% to Rs. 6,700/gm. Silver realisations moved parallely, rising from Rs. 101/gm to Rs. 112/gm.

Profitability

The sharp rise in LME copper prices, led to higher revenues for the company despite flat volumes. However, since copper prices are in the nature of a pass through for a Custom Smelter like ours, the runaway increase in LME copper prices did not have any significant impact on profitability.

Your Company benefited from the prevailing high Tc/Rc margins. Regardless, other macro factors impacted the business adversely. The fall in import duty on copper from 15% to 10% in February 2005 impaired domestic metal realisations for the year. Though overall prices remained high, the premium for value added CC Copper Rods reduced as compared to base copper prices.

As already discussed, the business experienced difficult operating conditions, so EBIT from the business declined from Rs. 2,538 Million to Rs.193 Million for the year, despite accrual of significant one-time benefits under the Target Plus Scheme.

Copper Industry Outlook

During CY05 global copper consumption is estimated to have grown at less than one percent. A key feature has been de-stocking by consumers across the consumption chain in view of high and volatile copper prices.

Copper demand is expected to recover during CY06 as consumers in North America and European regions return to markets after having run down their inventories.

Importantly, Asia would continue to be the strongest growth driver for Copper demand. Chinese industrial



New Copper Refinery at Dahej

growth continues to remain robust adding to the demand for copper wires and cables, which account for more than 60% of the country's copper demand. The Japanese market is displaying healthy signs of recovery as demand for consumer electronics (televisions, cameras, mobile phones etc,) is picking up. Construction activity is also adding to wiring and air conditioning requirement. East & South East Asian demand is expected to shore up, on the back of increased production of automobiles, air conditioners and consumer electronics.

Overall, refined copper demand is slated to rise at a modest pace of around 5% in CY06, with Asia being the fastest growing region.

Copper Prices & Tc/Rc Outlook

Low copper inventories combined with a series of output disruptions through natural calamities, industrial actions and operating difficulties have driven the sharp rally in copper prices which had run up to $5,528/MT by the end of the year under review. Tc/Rc for copper concentrate supplies witnessed an extremely volatile year with spot terms rising to as high as 54c/lb before ending the year at 24c/lb. The benchmark Japanese contract terms increased from 18-20c/lb to 22-23c/lb.

With substantial smelting capacity projected to come online in 2006 and 2007, the concentrate market is anticipated to become tight and exert downward pressure on Tc/Rc rates. Meanwhile, low refined copper stocks and growing demand is expected to keep copper prices extremely sensitive to any supply side developments.

Domestic Industry Outlook

The domestic demand for copper is expected to rise by 7-8% fuelled by growth in key end-use segments, viz consumer electronics, industrial machinery and equipments The buoyant construction sector is likely to add to wiring and air conditioning requirements.

Lowering of import duties in the Union Budget is expected to reduce the threat of imports under FTA substituting domestic supply. In addition, the domestic copper industry enjoys significant market presence in other Asian countries in Middle East, East & South East Asia and China.

Business Outlook for Hindalco

Your Company is poised for a strong growth in the copper business as production from its smelters normalizes. The focus continues to be on the three pronged strategy adopted earlier, i.e.,


CEREL
Comp
CERELAC
Comp
Bag-In-Box Packaging

- Sweating assets to increase productivity and lower costs.
- Capitalizing on the strength of Aditya Birla Minerals Limited (ABML) to obtain uninterrupted supplies of concentrate from own copper mining assets to meet a part of our requirement.
- Strengthening the mining portfolio through development, acquisitions and other innovative arrangements like price sharing contracts to secure concentrate supplies.

Your Company expects to derive significant value from the Copper business as it comes out of operational difficulties and delivers strong performance based on its intrinsic core strengths.

Financial Review & Analysis

Highlights (in Rs. Million)

	FY-2006	FY 2005
Net Sales & Operating Revenues	113,965	95,231
Total Expenditure	87,914	72,465
Operating Profit	**26,051**	**22,766**
Other Income	2,439	2,700
Interest	2,252	1,700
Depreciation	5,211	4,633
Profit Before Tax & Extraordinary Items	**21,027**	**19,133**
Extraordinary Items	(30)	91
Profit Before Tax	**21,057**	**19,042**
Provision for Current Tax	3,241	5,705
Provision for Deferred Tax	1,160	759
Provision for Fringe Benefits Tax	100	—
Provision for deferred tax for earlier years written back	—	(716)
Profit After Tax	**16,556**	**13,294**
Operating Margins	23%	24%



Aluminium Truck Body

Net Sales & Operating Revenues

Net Sales and Operating Revenues for the year 2005-06 increased by 19.7% YoY on the back of higher Aluminium volume, increased VAP tonnage and buoyant prices for both the metals on LME. The increase in revenue has not been proportional to the rise in metal prices due to appreciation in domestic currency and lower import duties.

Your Company accounted for Rs 861.25 million and Rs 1038.08 million being benefit under Target Plus Scheme accrued in relation to exports made during previous year and current year.

Other Income

Other Income at Rs. 2,439 Million was lower by 9.7% from Rs. 2,700 million during FY05 largely due to higher non-recurring interest income on income tax refund during the previous year. However, recurring income was higher due to increased post tax yield on treasury investments as compared to previous year.

Interest

Your Company's working capital requirement increased significantly on account of higher copper prices. Rising interest rates resulted in higher average cost of borrowings which rose from 5.56% last year to 6.10% this year. Total interest capitalised was also lower on account of completion of the 250,000 tpa brownfield expansion of Copper Smelter in July 2005. Consequently, interest charges rose by 32.5% to Rs. 2,252 million from Rs. 1,700 million during the previous fiscal year.

Depreciation

Depreciation charges increased by 12.5% to Rs. 5,211 million owing to capitalisation of Hirakud power plant and the Dahej copper smelter expansions.

Taxes

Effective tax rate declined from 33.9% to 21.4% on account of decrease in current tax in view of a favourable appellate decision. Deferred tax increased 52.8% and the rate rose to 5.5% from 4.0% buttonholed by higher depreciation on new assets.

Profit

Net Profit increased 24.5% to Rs. 16,556 million. Cash Profit increased from Rs. 17,927 million to Rs. 21,767 million.


KitKat
KitKat
KitKat
KitKat
Ice-Cream Cone Labels and Confectionery Wraps

Cash Flow Analysis

(In Rs. Million)

SOURCE OF CASH	FY05	FY06	FY06
Cash from operations	17,609	7,101	29%
Non-operating income	2,061	1,523	6%
Net debt Inflows	7,427	10,869	44%
Equity Raised	—	5,191	21%
Total	**27,097**	**24,684**	100%
APPLICATION OF CASH			
Net capital expenditure	11,205	12,276	63%
Investment in subsidiaries	588	1,634	8%
Other Treasury investments (Net)	10,358	1,174	6%
Interest & Finance Charges	1,740	2,362	12%
Dividend payout – FY05	1,725	2,116	11%
Total	**25,616**	**19,562**	100%
Increase / (Decrease) in Cash and Cash Equivalents	1,481	5,122	

Sources of Cash

Cash from operations

Strong margins backed by higher realisations for Aluminium along with enhanced share of VAP added to operating profitability significantly. This resulted in the cash profit rising by 21.4% as compared to the last year. Rising Copper prices resulted in greater working capital requirement for inventories causing cash flow from operations to be significantly lower as compared to last year.

Non-operating income

Cash from non-operating income also decreased to Rs. 1,523 million as compared to Rs. 2,061 million a year earlier. The decline is in line with the 9.7% decrease in Other Income.



Aluminium Composite Panels used in both exteriors and interiors of buildings

Net debt inflows

Your Company has contracted further ten year loans totalling to Rs. 15,000 million for its expansion projects announced in the last fiscal. With this, the total loans tied up by your company amounted to Rs. 64,500 million, out of which, your company drew down Rs. 5,000 million in the financial year under consideration. The debt inflows for the year, net of repayments, were Rs. 10,869 million.

Equity

Your Company issued 231,521,031 shares of Re.1 each priced at Rs. 96 per share on a rights basis. The total issue size was Rs. 22,226 million, of which 25% has been mobilised along with the application. The balance 75% shall be called up in two instalments of 25% and 50% over 9-12 months and 18-24 months from allotment, respectively.

Application of Cash

Capital Expenditure

Your Company spent Rs. 12,276 million on various expansion and efficiency improvement projects. Going forward, this amount is slated to rise considerably as investments are made in planned brownfield and greenfield projects.

Investment in Subsidiaries

Aggregate investments, including Loans & Advances to Subsidiaries, amounted to Rs. 1,634 million. Your company infused Rs. 924 million by way equity into its subsidiaries. These include Rs. 538 million invested in ABML and Rs. 394 million in Utkal Alumina International Ltd. Your Company terminated the joint venture agreement with Tanfac Industries Ltd. for Aluminium Fluoride in view of the captive capacity at Dahej. Major loans advanced during the year include Rs. 455 million to ABML and Rs. 130 million to Bihar Caustic & Chemical Ltd.

Interest

Interest & Finance charges for the year increased to Rs. 2,252 million, while payments amounted to Rs. 2,362 million during the year for reasons already discussed.



Everlast Aluminium roofing sheet

Consolidated Financials

The consolidated financial result of Hindalco along with that of its subsidiaries and joint ventures is impressive. It reflects the robust performance of the company as shown below.

(In Rs. Million)	*Stand Alone*	*Consolidated*
Net Sales & Operating Revenues	113,965	120,362
Operating Profit	26,051	28,449
Profit before Taxes & Extraordinary Items	21,027	20,281
Net Profit	16,556	15,796
EPS (in Rs.)	16.79	16.02
Net Worth	96,003	93,770

RISK MANAGEMENT

Your Company's management is committed to further strengthen its risk management capability in order to protect and enhance shareholder value. To that end, Your Company has already undertaken an extensive Risk Management effort that includes building a profile of the key risks to your Company, identifying key gaps in managing those risks and developing preliminary action plans to address those risks. This effort accomplishes the following goals:

- Responds to the Board and Executive Management's need for enhanced risk information and improved governance;
- Provides the ability to prioritize, manage and monitor the increasingly complex risks in the business;
- Provides an explicit, comprehensive process to satisfy the regulators, and other stakeholders, that significant risks are being effectively managed.

Further, the Framework formalizes the explicit requirements for assessing risks on an ongoing basis in your Company. This includes an effective internal control and management reporting system. Further, the framework also captures the existing practices to manage commodity price risk, interest rate risk, and foreign exchange risk etc. An important aspect of this Framework is to promote a balanced approach to risk that considers risk and return.



Mr. D. Bhattacharya was awarded the India Business Leader Award of the year 2005

This Framework represents a goal for the implementation of Risk Management across your Company, which will require commitment, time and resources to implement and fully achieve.

This Framework will continue to evolve and mature as Risk Management is implemented and experience is gained. It will be reviewed and modified on a regular basis to ensure its ongoing relevance and viability.

CONCLUSION

Your company has recorded a strong performance despite the challenging conditions in Copper business posed by the falling tariffs as well as production related issues. The success of its cost optimisation initiatives at its power plant in Hirakud as well as higher price realisations is evident from the higher operating margins that your Company has achieved.

Going forward, your Company will deliver impressively from both of its businesses. The higher volumes from the brownfield expansions and acquired downstream assets in aluminium coupled with expectations of better price realisations will help maintain the strong performance of the aluminium business. Increased production from the copper smelters, along with resultant efficiencies as well as benefits from higher Tc/Rc during the year, should translate to significant improvement in profitability and capital output.

Your Company has also made good progress on the strategic growth projects that will propel it into the league of global majors. Efforts towards obtaining relevant approvals for the expansions are moving at a fast pace. There have been significant developments during the year towards meeting the funding objectives for the same. The strong balance sheet, prudent financial practices as well as expectations of improved operations give the confidence that your Company will be able to economically finance its strong growth plans. On the whole your Company is poised to deliver superior value to its stakeholders on a continuing basis.

CAUTIONARY STATEMENT

Statements in this "Management's Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in the Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.

REPORT ON CORPORATE GOVERNANCE

Governance Philosophy

The Aditya Birla Group is committed to the adoption of best governance practices and its adherence in the true spirit, at all times. Our governance practices stems from an inherent desire to improve and innovate and reflects the culture of trusteeship that is deeply ingrained in our value system and forms part of the strategic thought process. Our governance philosophy rests on five basic tenets viz., Board accountability to the Company and shareholders, strategic guidance and effective monitoring by the Board, protection of minority interests and rights, equitable treatment of all shareholders as well as superior transparency and timely disclosure.

In line with this philosophy, ***Hindalco Industries Limited,*** a flagship of the Aditya Birla Group, continuously strives for excellence through adoption of best governance and disclosure practices. The revised clause 49 of the Listing agreement of the Stock Exchanges dealing with the Code of Corporate Governance is applicable with effect from 31st December 2005. Your company is fully compliant with all its provisions. The details of compliance are as follows:

I. BOARD OF DIRECTORS

The Board should have an optimum combination of Executive and Non-executive Directors and at least 50% of the Board should comprise of Non-executive Directors. Further, at least one-third of the Board should comprise of Independent Directors if the Chairman is non-executive and at least half of the Board should be independent in case of an executive Chairman. Also a Director shall not be a member in more than 10 committees or act as Chairman of more than five committees across all companies in which he is a director.

Your Company's Board comprises of 9 Non-executive Directors with considerable experience in their respective fields. Of these, 5 Directors are independent Directors. The details of the directors with regards to their outside directorships, committee positions as well as attendance at board meeting/AGM are as follows:

Director	Executive/Non- Executive/ Independent[1]	No. of Outside Directorships Held[5]		Outside Committee Positions Held[6]	
		Public	Private	Member	Chairman
Mr. Kumar Mangalam Birla	Non Executive	12	10	1	-
Mrs. Rajashree Birla	Non Executive	6	10	-	-
Mr. A. K. Agarwala	Non Executive[2]	7	-	1	-
Mr. E. B. Desai	Non Executive	7	2	2	5
Mr. S. S. Kothari	Independent	-	1	-	-
Mr. C. M. Maniar	Independent	13	7	7	1
Mr. M. M. Bhagat	Independent	4	-	2	-
Mr. K. N. Bhandari	Independent[3]	6	-	1	1
Mr. N. J. Jhaveri	Independent[4]	12	1	4	4
Mr. D. Bhattacharya	Managing Director	6	-	1	-

1. *Independent Director means a director defined as such under Clause 49 of the Listing Agreement.*
2. *Mr. A.K. Agarwala was an executive Director till 10th September 2003 and now employee of another company of the Aditya Birla Group.*
3. *Mr. K.N. Bhandari was nominee of GIC till 30th January 2006. Now he has been appointed as additional Director.*
4. *Mr. N.J. Jhaveri was appointed as a Director of the company at the meeting of the Board of Directors held on 30th January 2006.*

5. *Excluding Directorship in foreign companies and companies under Section 25 of the Companies Act, 1956.*
6. *Only two Committees viz. the Audit Committee and the Shareholders' / Investor Grievance Committees are considered.*

Non-Executive Directors' compensation and disclosure

All fees/compensation, (except sitting fees) paid to non-executive directors, including independent directors, shall be fixed by the Board of Directors and shall require shareholders' approval. The shareholders' resolution shall specify the limits for the maximum number of stock options that can be granted to non-executive directors, including independent directors.

All fees/compensation paid to the non executive directors are fixed by Board of Directors and have shareholder's approval.

Other provisions of the Board

The Board shall meet at least four times a year, with a maximum time gap of four months between any two meetings. The minimum information to be made available to the Board as prescribed in Clause 49 of the Listing agreement.

The Hindalco Board of Directors play the primary role in ensuring good governance and functioning of the company. The Board's role, functions, responsibility and accountability are clearly defined. All relevant information (as mandated by the regulations) is placed before the board. The Board reviews compliance reports of all laws applicable to the company, as well as steps taken by the company to rectify instances of non-compliances. The Members of the Board have complete freedom to express their opinion and decisions are taken after detailed discussion. The details of Board meetings held during FY 2005-2006 are as outlined below:

Date of Board Meeting	City	No. of Directors Present
30th April, 2005	Mumbai	9 out of 9
16th May, 2005	Mumbai	7 out of 9
12th July 2005	Mumbai	8 out of 9
29th July, 2005	Mumbai	8 out of 9
20th September, 2005	Mumbai	8 out of 9
29th October, 2005	Mumbai	7 out of 9
30th January, 2006	Mumbai	9 out of 9

Code of Conduct

The Board shall lay down a code of conduct for all Board members and senior management of the company. All Board members and senior management personnel shall affirm compliance with the code on an annual basis. The Annual Report of the company shall contain a declaration to this effect signed by the CEO.

The Board of Directors play an important role in ensuring good governance and have laid down the following Code of Conduct applicable to all Board members and senior executives of the company. All Board members and senior executives have confirmed compliance of the code of conduct. The code is also posted on the website of company.

Hindalco's Code of conduct

The Board of Directors vide their resolution dated December 31, 2005 adopted and approved the code of conduct.

The Board Members and Senior Managers shall observe the highest standards of ethical conduct and integrity and shall work to the best of their ability and judgement.

The Board Members and the Senior Managers of the Company:

1 *Shall maintain and help the Company in maintaining highest degree of Corporate Governance practices.*

2 *Shall act in utmost good faith and exercise due care, diligence and integrity in performing their office duties.*

3 *Shall ensure that they use the Company's assets, properties, information and intellectual rights for official purpose only or as per the terms of their appointment.*

4 *Shall not seek, accept or receive, directly or indirectly, any gift, payments or favour in whatsoever form from Company's business associates, which can be perceived as being given to gain favour or dealing with the Company and shall ensure that the Company's interests are never compromised.*

5 *Shall maintain confidentiality of information entrusted by the Company or acquired during performance of their duties and shall not use it for personal gain or advantage.*

6 *Shall not commit any offences involving moral turpitude or any act contrary to law or opposed to the public policy.*

7 *Shall not communicate with any member of press or publicity media or any other outside agency on matters concerning the Company, except through the designated spokespersons or authorised otherwise.*

8 *Shall not, without the prior approval of the Board or Senior Management, as the case may be, accept employment or a position of responsibility with any other organization for remuneration or otherwise that are prejudicial to the interests of the Company and shall not allow personal interest to conflict with the interest of the Company.*

9 *Shall in conformity with applicable legal provisions disclose personal and/ or financial interest in any business dealings concerning the Company and shall declare information about their relatives (spouse, dependent children and dependent parents) including transactions, if any, entered into with them.*

10 *Shall ensure compliance of the prescribed safety & environment related norms and other applicable codes, laws, rules, regulations and statutes, which if not complied with may, otherwise, disqualify him/ her from his/ her association with the Company.*

11 *Shall ensure compliance with SEBI (Prohibition of Insider Trading) Regulations, 1992 as also other regulations as may become applicable to them from time to time.*

Annual compliance reporting

Board Member and Senior Managers shall affirm compliance with this Code on an annual basis as at the end of each financial year of the Company (as per Appendix I within 7 days of the close of every financial year).

Acknowledgement of receipt of the code

Each Board Members and Senior Managers both present and future shall acknowledge receipt of the Code or any modification(s) thereto, in the acknowledgement form annexed to this Code as Appendix - II and forward the same to the Compliance Officer.

Any breach of the aforesaid Code brought to the notice of the Compliance Officer or any member of the Board or Senior Management shall be reported to the Board of Directors of the Company for necessary action.

The CEO of the Company has given the certificate as below as per the requirement of Clause 49 of the listing agreement:

I hereby confirm that

The Company has obtained from all the members of the Board and Senior Management, affirmation that they have complied with the code of conduct for Directors and Senior Management in respect of the Financial year 2005-06.

D. Bhattacharya
Managing Director

II. AUDIT COMMITTEE

A qualified and independent audit committee shall be set up and should meet at least four times in a year. The audit committee shall have minimum three directors as members, with two-thirds of its members being independent directors. All members of audit committee shall be financially literate and at least one member shall have accounting or related financial management expertise. The Chairman of the Audit Committee shall be an independent director and shall be present at Annual General Meeting to answer shareholder queries. The Company Secretary shall act as the secretary to the committee.

Your Company has an Audit Committee at the Board level which acts as a link between the management, the statutory and internal auditors and the Board of Directors and oversees the financial reporting process. During the year, the Audit

Committee met 6 times to deliberate on various matters and the details of the attendance by the Committee members are as follows:

Name of Director	*No. of Meetings*	
	Held	*Attended*
Mr. C. M. Maniar	6	5
Mr. E. B. Desai	6	6
Mr. M.M. Bhagat	6	6
*Mr. K. N. Bhandari**	6	2
Mr. N. J. Jhaveri#	6	0

1. *The Chairman of the Audit Committee was present at the Annual General Meeting of the Company held on 12th July, 2005.*
2. *Managing Director, President & C.F.O., Deputy CFO are permanent invitees of the Audit Committee and the Statutory, Internal as well as the Cost Auditors of the Company are also invited to the Audit Committee Meetings.*
3. *Company Secretary, acted as Secretary to the Committee.*

* *Mr. K. N. Bhandari was appointed on the Audit Committee vide Board resolution dated September 20, 2005. As he resigned as a Nominee Director w.e.f. January 30, 2006, he ceased to be a member of the Audit Committee.*

\# *Mr. N. J. Jhaveri has been inducted on the Audit Committee since the Board Meeting dated January 30, 2006.*

The Audit Committee is endowed with the following powers:

1. *To investigate any activity within its terms of reference.*
2. *To seek information from any employee.*
3. *To obtain outside legal or other professional advice.*
4. *To secure attendance of outsiders with relevant expertise, if it considers necessary.*

The role of the audit committee includes the following:

1. *Oversight of the company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.*
2. *Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees.*
3. *Approval of payment to statutory auditors for any other services rendered by the statutory auditors.*
4. *Reviewing, with the management, the annual financial statements before submission to the board for approval, with particular reference to:*
   a. *Matters required to be included in the Director's Responsibility Statement to be included in the Board's report in terms of clause (2AA) of section 217 of the Companies Act, 1956.*
   b. *Changes, if any, in accounting policies and practices and reasons for the same.*
   c. *Major accounting entries involving estimates based on the exercise of judgment by management.*
   d. *Significant adjustments made in the financial statements arising out of audit findings.*
   e. *Compliance with listing and other legal requirements relating to financial statements.*
   f. *Disclosure of any related party transactions.*
   g. *Qualifications in the draft audit report.*

5. *Reviewing, with the management, the quarterly financial statements before submission to the board for approval.*
6. *Reviewing, with the management, performance of statutory and internal auditors, adequacy of the internal control systems.*
7. *Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.*
8. *Discussion with internal auditors any significant findings and follow up there on.*
9. *Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.*
10. *Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.*
11. *To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditor, if any.*
12. *To review the functioning of the Whistle Blower mechanism, in case the same is existing.*

The Audit Committee reviews the following information:

1. *Management discussion and analysis of financial condition and results of operations;*
2. *Statement of significant related party transactions (as defined by the audit committee), submitted by management;*
3. *Management letters / letters of internal control weaknesses issued by the statutory auditors;*
4. *Internal audit reports relating to internal control weaknesses; and*
5. *The appointment, removal and terms of remuneration of the Chief internal auditor shall be subject to review by the Audit Committee.*

III SUBSIDIARY COMPANIES

At least one independent director on the Board of Directors of the holding company shall be a director on the Board of Directors of a material non-listed Indian subsidiary company. The Audit Committee of the listed holding company shall also review the financial statements, in particular, the investments made by the unlisted subsidiary company. The minutes of the Board meetings of the unlisted subsidiary company shall be placed at the Board meeting of the listed holding company. The management should periodically bring to the attention of the Board of Directors of the listed holding company, a statement of all significant transactions and arrangements entered into by the unlisted subsidiary company.

Your Company does not have any material non-listed Indian Subsidiary Company. The Audit Committee reviews twice a year the financial statements and investment made by unlisted subsidiary companies. The minutes of the Board meeting as well as statements of all significant transactions of the unlisted subsidiary companies are placed once in a half year before the Board of Directors for their review.

IV DISCLOSURES

(A) Basis of related party transaction:

A statement in summary form of transactions with related parties in the ordinary course of business, details of material individual transactions with related parties that are not in the normal course of business and details of material individual transactions with related parties that are not on an arm's length basis is required to be placed before the audit committee.

Your company places all the aforesaid details before the Audit Committee once in a year.

(B) Disclosure of Accounting treatment

Your Company has followed all relevant Accounting Standards while preparing the financial Statements.

(C) Risk Management

The Company shall lay down procedures to inform Board members about the risk assessment and minimization procedures. These procedures shall be reviewed to ensure that executive management controls risk through means of a properly defined framework.

Your Company has a comprehensive risk management policy and same is periodically reviewed by the Board of Directors. The Risk management issues are discussed in the Management Discussion and Analysis. The Company has also formed a Risk Management Board comprising of Directors and executives of the Company which meets periodically to assess and minimise risk exposures of the Company. The Risk Management Board meets every quarter to deliberate on the issues before the Company. The minutes of the said Risk Management Board are placed at the Audit Committee Meeting.

(D) Proceeds from public issues, right issues, preferential issues etc:

If any capital is raised through an issue, the company needs to disclose to the Audit Committee, the uses / applications of funds on a quarterly basis. Further, on an annual basis, the company shall prepare a statement of funds utilized for purposes other than those stated in the offer document/prospectus/notice and place it before the audit committee. This statement shall be certified by the statutory auditors of the company.

Your Company does place detailed statement duly certified by the statutory auditors before the Audit Committee. The recent Rights Issue of the Company concluded on January 18, 2006. The funds raised by the Company from the said Rights Issue were utilised for the purpose of defraying issue related expenses amounting to Rs. 365.97 million and subscription to shares of a subsidiary Company to the tune of Rs. 148.89 million, while balance amount is temporarily invested in short term liquid securities as on March 31, 2006.

(E) Remuneration of Directors

The Company needs to disclose all pecuniary relationship or transactions of the non-executive directors vis-à-vis the company.

No significant material transactions have been made with the non-executive directors vis-à-vis the company.

The company needs to make disclosures on the remuneration of directors.

The details of all fees paid to directors is as follows:

Name of Director	*Sitting* Fees Paid*	*Commission payable*	*Total Payments Paid/Payable in 2005-06*	*No. of Board Meetings*		*Attended Last AGM@*
	(In Rs.)	*(Rs in Mn.)*	*(Rs in Mn.)*	*Held*	*Attended*	
Mr. Kumar Mangalam Birla	35,000	27.60	27.63	7	7	Yes
Mrs. Rajashree Birla	35,000	0.92	0.95	7	7	Yes
Mr. E. B. Desai	90,000	1.51	1.60	7	7	Yes
Mr. S. S. Kothari	10,000	0.26	0.27	7	2	No
Mr. C. M. Maniar	75,000	1.28	1.35	7	6	Yes
Mr. M. M. Bhagat	65,000	1.31	1.38	7	7	Yes
Mr. K. N. Bhandari^	45,000	1.05	1.10	7	7	Yes
Mr. A. K. Agarwala	65,000	1.07	1.13	7	6	Yes
Mr. D. Bhattacharya	-	-	-	7	7	Yes
Mr. N. J. Jhaveri #	-	-	-	7	-	No

@ *Annual General Meeting Held on 12th July, 2005 at Birla Matushri Sabhagar, Mumbai.*

* *Sitting fees paid at the rate of Rs. 5,000 per meeting of the Board and Board Committees.*

^ *Commission paid to General Insurance Corporation up to 30/01/2006, as director is a nominee of GIC thereafter paid to Mr. K. N. Bhandari*

Mr. N.J. Jhaveri was appointed as a Director of the company at the meeting of the Board of Directors held on 30th January 2006.

Notes:

1. *No Director is related to any other Director on the Board, except for Mr. Kumar Mangalam Birla and Mrs. Rajashree Birla, who are son & mother respectively.*

2. *Your Company has a policy of not advancing any loans to its Directors except to Executive Directors in the course of normal employment.*

3. *The Company had obtained shareholders' approval for payment of commission on profits to its Non-Executive Directors at the rate not exceeding 1% profit of the Company.*

Executive Director

Executive Director	Relationship with other Directors	Business relationship with the Company, if any	Remuneration paid during 2005-06			
			All elements of remuneration package i.e, salary, benefits, bonuses, pension etc.	Fixed component & performance linked incentives, alongwith performance criteria	Service contracts, notice period, severance fee	Stock option details, if any
Mr. D. Bhattacharya	—	Managing Director	Rs. 37,808,912.00	See note (a)	See note (b)	See note (c)

a) *Mr D. Bhattacharya was paid a sum of Rs 9,195,820.00 million towards performance bonus linked to achievement of targets.*

b) *The appointment is subject to termination by three months notice in writing on either side. The appointment is for a period of 5 years w.e.f. 2nd October, 2003. No severance fees is payable to the Managing Director.*

c) *The Company does not have any scheme for grant of stock options to its Directors or Employees.*

Criteria of making payment to Non-Executive Directors

The company shall publish its criteria of making payments to non-executive directors in its annual report. Alternatively, this may be put up on the company's website and reference drawn thereto in the annual report.

Decisions relating to the remuneration of the Directors are taken by the Board of Directors of the Company in accordance with the shareholders' approval, wherever necessary. Independent / Non-Executive Directors were paid sitting fees of Rs. 5,000 per meeting as remuneration. In the AGM held on 31st July, 2004 the shareholders had approved payment of Commission at the rate not exceeding 1% of the net profits of the Company to the non-executive Directors. Each year the Board fixes the amount to be paid as Commission. For FY 2005-06, the Board has approved the payment of Rs. 35 million (Previous year Rs. 15 million) as commission to the non-executive Directors.

The amount of commission payable is determined after assigning weightages to attendance, type and significance of the Meetings to the overall functioning of the Company.

Details of remuneration paid to the Directors for the period under review are as disclosed above.

The company shall disclose the number of shares and convertible instruments held by non-executive directors in the annual report.

All directors have disclosed their shareholding in the company. The Company does not have any policy of stock option. Non of the Directors are holding any debentures of the Company.

Details of shareholding of Directors as on March 31, 2006 is as follows:

Name of the Directors	Shares (Re.1/- paid up)	Shares (Re. 0.25 paid up)
Mr. Kumar Mangalam Birla	362,400	103,740
Mrs. Rajashree Birla	241,140	69,030
Mr. A.K. Agarwala	64,160	17,645
Mr. E.B. Desai	173,470	49,658
Mr. M.M. Bhagat	2,700	772
Mr. D. Bhattacharya	2,500	715
Mr. C.M. Maniar	30,760	8,805
Mr. N.J. Jhaveri	2,500	-
Mr. K.N. Bhandari	2,500	-
Mr. S.S. Kothari	36,880	10,099

(F) Management:

As part of the directors' report or as an addition thereto, a Management Discussion and Analysis report should form part of the Annual Report to the shareholders.

The Management Discussion and Analysis form part of the annual report and is in accordance with the requirements laid out in Clause 49 of the Listing Agreement.

Senior management shall make disclosures to the board relating to all material financial and commercial transactions, where they have personal interest, that may have a potential conflict with the interest of the company at large (for e.g. dealing in company shares, commercial dealings with bodies, which have shareholding of management and their relatives etc.)

No material transaction has been entered into by the Company with the Promoters, Directors or the Management, their subsidiaries or relatives etc., that may have a potential conflict with interests of the Company. The Company has a policy of obtaining declarations from all senior Management and the same are placed before the Board Meeting.

(G) Shareholders

In case of the appointment of a new director or re-appointment of a director the shareholders must be provided with the details of Directors

The Company has provided with all the details of the Directors seeking reappointment in the AGM Notice attached with this Annual Report.

Quarterly results and presentations made by the company to analysts shall be put on company's web-site, or shall be sent in such a form so as to enable the stock exchange on which the company is listed to put it on its own web-site.

The Company makes presentation to Institutional investors and equity analysts on half yearly basis and also circulates presentations on the performance on a quarterly basis. Copies of the Press Release and Quarterly Presentations are available on the website of the Company (www.hindalco.com) and the Group (www.adityabirla.com).

SHAREHOLDER'S GRIEVANCES COMMITTEE

A Shareholders' Grievances Committee under the chairmanship of a non-executive director shall be formed to specifically look into the redressal of shareholder and investors complaints like transfer of shares, non-receipt of balance sheet, non-receipt of declared dividends etc. To expedite the process of share transfers, the Board of the company shall delegate the power of share transfer to an officer or a committee or to the registrar and share transfer agents. The delegated authority shall attend to share transfer formalities at least once in a fortnight.

The Company has an "Investor Grievance Committee" at the Board level to look into various issues relating to shareholders including transfer and transmission of shares as well as non-receipt of dividend, Annual Report, shares after transfers and delays in transfer of shares. In addition, the Committee looks into other issues including status of dematerialisation / rematerialisation of shares and debentures as well as systems and procedures followed to track investor complaints and suggest measures for improvement from time to time.

The composition of the Committee is as follows:

Mr E B Desai - Chairman

Mr C M Maniar - Member

Name of Director	*No. of Meetings*	
	Held	*Attended*
Mr. C.M. Maniar	1	1
Mr. E.B. *Desai*	*1*	*1*

During the year under review, the Committee met one time to deliberate on various matters referred above.

Mr. Anil Malik, Company Secretary, acts as Secretary to the Committee.

The Company's shares are compulsorily traded and delivered in the dematerialised form in all Stock Exchanges. To expedite the transfer in the physical segment, necessary authority has been delegated to a committee of officers, who are authorised to transfer up to 10,000 shares under one transfer deed. This Committee of Officers meet at least twice a month to attend to share transfer formalities. Details of share transfers/transmission approved by the committee are placed before the Board on a regular basis.

Name and Designation of Compliance Officer: Mr Anil Malik, General Manager & Company Secretary

Details of complaints received, number of shares transferred during the year, time taken for effecting these transfers and the number of share transfers pending are furnished in the "Shareholder Information" section of this Annual Report.

V CEO/CFO CERTIFICATION:

The Managing Director and the CFO heading the finance function have certified to the Board that :

(a) They have reviewed financial statements and the cash flow statement for the year and that to the best of their knowledge and belief :

(i) these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

(ii) these statements together present a true and fair view of the company's affairs and are in compliance with existing accounting standards, applicable laws and regulations.

(b) There are, to the best of their knowledge and belief, no transactions entered into by the company during the year which are fraudulent, illegal or violative of the company's code of conduct.

(c) They accept responsibility for establishing and maintaining internal controls for financial reporting and that they have evaluated the effectiveness of the internal control systems of the company, pertaining to financial reporting and they have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of internal controls, if any, of which they are aware and the steps they have taken or propose to take to rectify these deficiencies.

(d) They have indicated to the Auditors and the Audit committee

(i) significant changes in internal control over financial reporting during the year;

(ii) significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements; and

(iii) instances of significant fraud of which they have become aware and the involvement therein, if any, of the management or an employee having a significant role in the company's internal control system over financial reporting.

The above Certificate was placed before the Board Meeting held on April 29, 2006.

VI REPORT OF CORPORATE GOVERNANCE

There should be a separate section on Corporate Governance in the Annual Report, with details on the level of compliance by the Company. Non-compliance of any mandatory recommendation with reasons thereof and the extent to which the non-mandatory recommendations have been adopted should be specifically highlighted.

A separate section on Corporate Governance forms part of the Annual Report. Certificate from the Statutory Auditors confirming compliance with all the conditions of Corporate Governance as stipulated in clause 49 of the listing agreement of the Stock Exchanges in India forms part of this report.

VII GENERAL BODY MEETINGS

Details of Annual General Meetings

Location and time, where last 3 Annual General Meetings held:

Year	Location	Date	Time
2004-05	Birla Matushri Sabhagar	12th July,2005	3:30 p.m.
2003-04	Birla Matushri Sabhagar	31st July, 2004	3:30 p.m.
2002-03	Birla Matushri Sabhagar	31st July, 2003	3:30 p.m.

Whether special resolutions passed in the previous 3 AGMs?	*Yes.*
Whether any special resolution passed last year through postal ballot – details of voting pattern	*No*
Person who conducted the postal ballot exercise	N.A.
Whether any special resolution is proposed to be conducted through postal ballot	*No*
Procedure for postal ballot	N.A.

VII MEANS OF COMMUNICATION

Quarterly results:

Which newspapers normally published in :

Newspaper	Publication
Financial Express	All editions
Business Standard	All editions
DNA	All editions
Free Press Journal	All editions
Navshakti (Marathi)	Mumbai edition
Tarun Bharat (Marathi)	Mumbai edition

Any website, where displayed *www.hindalco.com*
www.adityabirla.com

Whether the Company Website displays :

All official news releases	*Yes*
Presentation made to Institutional Investors/Analysts	*Yes*
General Shareholder information	*Part of this annual report.*

Status of compliance of Non mandatory requirement

Your Company continuously strives towards improving its Corporate Governance practices. Whilst your company is fully compliant with the mandatory requirements of the Clause 49 of the listing agreement, the adoption of non mandatory requirements under Clause 49 of the Listing Agreement are reviewed by the Board from time to time. The status of the non mandatory requirements is as follows:

1. The Non-Executive Chairman of the Company may be entitled to maintain an office at the Company's expense and also allowed reimbursement of expenses incurred in performance of his duties. This will enable him to discharge the responsibilities effectively.

   The Company maintains a separate office for the Non-Executive Chairman. All necessary infrastructure and assistance are available to enable him discharge his responsibilities effectively.

2. The Board may set up a "Remuneration Committee" to determine on their behalf and on behalf of the shareholders with agreed terms of reference, the company's policy on specific remuneration packages for executive directors including pension rights and any compensation payment.

   Your Company does not have a Remuneration Committee. The remuneration of the Managing Director is fixed by the Board of Directors.

3. The half-yearly declaration of financial performance including summary of the significant events in last six-months, should be sent to each household of shareholders.

   "Performance Update" consisting of financial and operational performance is being sent to the shareholders since 2000-01 and this practice has continued this year as well.

4. Company may move towards a regime of unqualified financial statements.

   Statutory auditors have given an Unqualified Auditors' Report for the year.

5. A company may train its Board members in the business model of the company as well as the risk profile of the business parameters of the company, their responsibilities as directors, and the best ways to discharge them.

   During the duration of the Audit and Board Meetings, the management and the executive Director gives extensive briefings to the Board members on the business model of the Company. The Company has also formed a Risk Management Board comprising of Directors and executives of the Company which meets periodically to assess and minimise risk exposures of the Company.

6. The company may establish a mechanism for employees to report to the management concerns about unethical behaviour, actual or suspected fraud or violation of the company's code of conduct or ethics policy. This mechanism could also provide for adequate safeguards against victimization of employees who avail of the mechanism and also provide for direct access to the Chairman of the Audit committee in exceptional cases. Once established, the existence of the mechanism may be appropriately communicated within the organization.

   All the Aditya Birla Group Companies have common "Corporate Principles & Code of Conduct", applicable to all the employees. Inter alia, it provides for mechanisms to enforce and report violations of the principales and the code.

SHAREHOLDER INFORMATION

1. Annual General Meeting
   - Date and Time : 28th July, 2006 – 3:30 p.m.
   - Venue : Birla Mathushri Sabhagar
19, Marine Lines,
Mumbai-400 020.

2. Financial Calendar
   - Financial reporting for the quarter ending June 30, 2006 : End July 2006
   - Financial reporting for the half year ending September 30, 2006 : End October 2006
   - Financial reporting for the quarter ending December 31, 2006 : End January 2007
   - Financial reporting for the year ending March 31, 2007 : End April 2007
   - Annual General Meeting for the year ended March 31, 2007 : End July 2007

3. Dates of Book Closure : 18th July, 2006 – 28th July, 2006 (Both days inclusive)

4. Dividend Payment Date : On or after 28th July, 2006.

5. Registered Office : Century Bhavan, 3rd Floor,
Dr. Annie Besant Road,
Worli, Mumbai - 400 025.
Tel: (91-22) 6662 6666
Fax: (91-22) 2422 7586 / 2436 2516
E-Mail: amalik@adityabirla.com
Website: www.adityabirla.com

6 (a) Listing Details:

Equity Shares	Global Depository Receipts (GDRs)	Non-Convertible Debentures
Bombay Stock Exchange Ltd. Phiroze Jeejeebhoy Towers Dalal Street, Mumbai - 400 023	Societe de la Bourse de Luxembourg Societe Anonyme, RC B6222, B.P.165, L-2011, Luxembourg	National Stock Exchange of India Limited "Exchange Plaza", Bandra Kurla Complex Bandra (East), Mumbai 400 051.
National Stock Exchange of India Limited "Exchange Plaza", Bandra Kurla Complex, Bandra (E) Mumbai 400 051.		

Note: Listing fees for the year 2006-07 have been paid to the respective Stock Exchanges in India. Listing fees for the GDRs has been paid to Societe de la Bourse de Luxembourg for the calendar year 2006.

6 (b) Overseas Depository for GDRs : J.P. Morgan Chase Bank
60 Wall Street, New York, NY 10260
Tel.: 1-302-552 0253
Fax: 1-302-552 0320

6 (c) Domestic Custodian of GDRs : Citibank N.A.
Custody Services, 77 Ramnord House,
Dr. Annie Besant Road,
Worli, Mumbai – 400 018
Tel.: 91-22- 24975301
Fax: 91-22-24937620

7. ISIN Fully paid up equity share: ISIN INE038A01020
Partly paid up equity share (Re 0.25 paidup): ISIN IN9038A01010
GDR fully paid up : ISIN US4330641022 *CUSIP No. 433064300*
GDR partly paid up share: ISIN US4330644091 *CUSIP No. 433064409*

Stock Code:

	Scrip code	
	Fully paid up	Partly paid up
Bombay Stock Exchange	500440	890120
National Stock Exchange	HINDALCO	HINDALCO E1

	Reuters		Bloomberg	
	Fully paid up	Partly paid up	Fully paid up	Partly paid up
Bombay Stock Exchange	HALC.BO	HALC_r.BO	HNDL IN	HNDLPP IN
National Stock Exchange	HALC.NS	HALC_r.NS	NHNDL IN	NHNDLPP IN
Luxembourg Stock Exchange (GDRs)	HALCq.L	HALCg.LU	HDCD LI	HINDN LX

8. Stock Price Data *

	Bombay Stock Exchange				National Stock Exchange				Luxembourg Stock Exchange		
	High	Low (In Rs.)	Close	Av. Vol. (In Nos.)	High	Low (In Rs.)	Close	Av. Vol. (In Nos.)	High	Low (In US$)	Close
Apr-05	134.51	111.00	111.60	207,326	134.50	110.90	111.58	845,867	2.66	2.30	2.30
May-05	117.58	106.01	106.33	338,343	116.64	105.82	106.21	1,246,550	2.36	2.21	2.21
Jun-05	118.99	100.27	112.95	385,622	116.17	100.36	112.74	1,246,655	2.36	2.09	2.18
Jul-05	122.28	110.90	119.50	517,713	123.69	110.71	118.73	1,450,003	2.54	2.03	2.53
Aug-05	137.34	117.63	134.94	484,833	137.27	116.78	134.84	1,448,666	2.76	2.35	2.68
Sep-05	155.21	133.67	138.32	1,001,016	154.68	133.80	138.27	2,928,078	3.06	2.73	2.79
Oct-05	145.57	105.92	107.33	861,074	145.51	105.96	107.84	2,353,247	2.87	2.11	2.13
Nov-05	131.95	108.13	125.85	931,178	131.90	109.35	125.75	2,901,591	2.46	2.14	2.28
Dec-05	148.00	123.65	143.40	922,172	147.50	123.50	143.40	2,704,169	3.30	2.30	3.11
Jan-06	165.90	144.80	164.80	1,119,317	165.50	144.40	164.80	3,678,083	3.65	3.18	3.65
Feb-06	170.95	149.55	153.30	909,847	170.90	149.40	153.35	3,065,600	3.80	3.40	3.45
Mar-06	186.25	152.00	182.45	1,268,741	186.90	151.00	182.70	4,050,502	4.10	3.48	3.96

9. Stock Performance *


Stock Performance (Indexed)


180
160
140
120
100
80
60
40
20
0
1-Apr-05
2-May-05
1-Jun-05
1-Jul-05
1-Aug-05
1-Sep-05
1-Oct-05
1-Nov-05
1-Dec-05
2-Jan-06
1-Feb-06
1-Mar-06
Sensex
Hindalco

* Only fully paid up shares have been considered.

10. *Stock Performance over the past few years:*

Absolute Returns (in %)				Annualised Returns (in %)			
	1 Year	3 Year	5 Years		1 Year	3 Year	5 Years
Hindalco	**49.9**	**262.8**	**151.4**	**Hindalco**	**49.9**	**53.7**	**20.2**
BSE Sensex	73.7	270.0	213.0	BSE Sensex	73.7	54.7	25.6
NSE Nifty	67.7	247.8	196.3	NSE Nifty	67.1	51.5	24.3

11. Registrar and Transfer Agents: In house Share Transfer
Registered with SEBI as category II Share Transfer
Agent vide Registration No. INR 000003910
Investors Service Department
Hindalco Industries Limited
Ahura Centre, 1st floor, B Wing
Mahakali Caves Road
Andheri (East), Mumbai- 400 093.
Tel: (91-22) 6691 7000 /11/ 19
Fax: (91-22) 6691 7001
E-mail: amalik@adityabirla.com

12. Share Transfer System : Share transfer in physical form are registered and returned within a period of 15 days of receipt, if the documents are clear in all respects. Officers of the Company have been authorized to approve transfers upto 10,000 Shares in physical form under one transfer deed and one Director of the Company has been authorized to approve the transfers exceeding 10,000 shares under one transfer deed.

The total number of shares transferred in the physical form during the year was 9,54,925 (previous year 9,25,274).

	2005-2006			2004-2005		
Transfer period (in days)	No. of Transfers	No. of Shares	%	No. of Transfers	No. of Shares	%
1-10	2,212	698,106	78.58	1,809	894,836	76.60
11-15	403	183,603	14.32	388	22,309	16.40
16-20	104	30,732	3.69	65	3,511	2.80
21-30	96	42,484	3.41	99	4,618	4.20
Total	2,815	954,925	100.00	2,361	925,274	100.00

13. Investor Services :

a) Complaints received during the year

Nature of complaints	2005-2006		2004-2005	
	Received	Cleared	Received	Cleared
Relating to Transfers, Transmissions, Dividend, Interest, Redemption, Demat – Remat, Rights Issue and Change of Address etc.	81	82	32	31

b) Legal proceedings on share transfer issues, if any : Nil

c) Shares pending for transfer : Nil

14. Distribution of Shareholding of fully paid up shares as on 31st March:

	2006				2005*			
No. of equity Shares held	**No. of Share Holders**	**% of Share Holders**	**No. of Shares held**	**% Share holding**	**No. of Share Holders**	**% of Share Holders**	**No. of Shares held**	**% Share holding**
1-1000	194,296	90.95	36,836,526	3.97	100,775	85.60	2,268,992	2.45
1001-2000	7,849	3.67	11,803,593	1.27	6,327	5.37	946,386	1.02
2001-5000	6,711	3.14	21,945,065	2.37	6,130	5.21	1,991,387	2.15
5001-10000	2,602	1.22	18,517,798	1.99	2,510	2.13	1,775,290	1.91
10001-50000	1,706	0.80	33,005,820	3.56	1,556	1.32	3,021,319	3.26
50001-100000	157	0.07	11,031,505	1.19	136	0.12	957,703	1.03
100001 and above	308	0.15	794,607,663	85.65	287	0.24	81,813,720	88.18
Total	**213,629**	**100.00**	**927,747,970**	**100.00**	**117,721**	**100.00**	**92,774,797**	**100.00**

* The number of shares in 2005 are of the face value of Rs. 10/- each and they are split into 10 shares of the face value of Rs. 1/- each.

15. Distribution of Shareholding of partly paid up shares as on 31st March, 2006:

No of equity share held	No. of Share Holders	% of Share Holders	No. of Shares held	% Share holding
1-1000	176,739	96.50	15,721,576	6.79
1001-2000	3,258	1.78	4,608,080	1.99
2001-5000	1,975	1.08	6,040,755	2.61
5001-10000	547	0.30	3,849,043	1.66
10001-50000	422	0.23	8,533,096	3.69
50001-100000	70	0.04	5,249,808	2.27
100001 and above	126	0.07	187,518,673	80.99
Total	**183,137**	**100.00**	**231,521,031**	**100.00**

16. Dematerialisation of Shares and Liquidity : Over 84% of outstanding shares (incl.14.78% of outstanding capital in the form of Global Depository Receipts) have been dematerialized. Trading in Hindalco Shares is permitted only in the dematerialized form from 5th April, 1999 as per notification issued by The Securities and Exchange Board of India.

17. Details on use of public funds obtained in 3 years : The Company had made a Rights Issue to the Shareholders of the Company as on the Record date November 28, 2005 in the ratio of 1 Rights share for every 4 shares held. The Issue price of Rights shares was Rs. 96/- per share of the face value of Re. 1/- each. The said rights shares were allotted on 15/02/2006. The amount paid up on the Rights shares is Re. 0.25 ps. per share of the face value of Re. 1/- each and premium of Rs. 23.75/- per share. The amount raised has been utilised towards issue expenses amounting to Rs. 365.97 million and Rs. 148.89 million towards subscription of shares of subsidiary company and balance amount is temporarily invested in short term liquid securities.

18. Outstanding GDRs/Warrants/ Convertible Bonds : Outstanding number of GDRs as on 31st March 2006 are 138,052,924 fully paid up of the face value of Re. 1/- per share and 30,610,814 partly paid up of the face value of Re. 1/- per share paid up to the extent of Re. 0.25 pre share (Previous year 159,143,860). Each GDRs represent one underlying equity share. There are no warrants / convertible bonds outstanding at the year end.

19. Plant Locations:

Aluminium & Power	Copper	Chemicals	Sheet, Foil, Wheel, Packaging & Extrusions
Renukoot Plant P.O. Renukoot -231217 Dist Sonbhadra Uttar Pradesh. Tel : (05446) 252077-9 Fax: (05446) 252107 **Renusagar Power Division** P. O. Renusagar Dist. Sonbhadra, Uttar Pradesh. Tel : (05446) 272502-5 Fax: (05446) 272382 **Alupuram Smelter** Alupuram P.B. No. 30 Kalamassery 683 104 Dist: Ernakulam, Kerala Tel: (0484) 2532441 Fax: (0484) 2532468 **Hirakud Smelter** Hirakud 768 016 Dist: Sambalpur Orissa Tel: (0663) 2481307 Fax: (0663) 2481356 **Hirakud Power** Post Box No.12 Hirakud 768 016 Dist: Sambalpur Orissa Tel: (0663) 2481408 Fax: (0663) 2481342 **Talabira Mines** Talabira-1, Coal Project Qrs. No. A6/1 Saraswati Vihar P.O. Sankarma Dist. Sambalpur, Orissa Tel: (0663) 2540426 Fax: (0663) 2540526	**Birla Copper Division** P.O. Dahej, Lakhigam Dist. Bharuch – 392 130 Gujarat Tel: (02641) 256004-6, 251009 Fax: (02641) 251002-3	**Muri Alumina** Post Chotamuri-835 101 Dist: Ranchi, Jharkhand Phone: (06522) 244396 Fax: (06522) 244231 **Belgaum Alumina** Village Yamanapur Belgaum 590 010 Karnataka Tel: (0831) 2472716 Fax: (0831) 2472728 **Chandgad Mines** At Post: Chandgad 416509 Dist: Kolhapur Maharashtra Tel/Fax: (02320) 224142 **Durgmanwadi Mines** At Post Radhanagri Dist: Kolhapur, Maharashtra - 416 212 Tel: (02321) 237108 Fax: (02321) 237478 **Lohardaga Mines** Dist: Lohardaga 835 302 Jharkhand Tel/ Fax: (06526) 224049	**Foils & Wheels Division** Village Khutli, Khanvel, Silvassa-396 230 U.T. of Dadra & Nagar Haveli Tel: (0260) 2677021 - 4 Fax: (0260) 2677025 **Belur Sheet** 39, Grand Trunk Road Belurmath 711 202 Dist: Howrah West Bengal Tel: (033) 2654 7210 Fax: (033) 2654 9982 **Taloja Sheet** Plot 2, MIDC Industrial Area Taloja A.V. Dist : Raigad Navi Mumbai - 410 208 Maharashtra Tel: (022) 2741 2261 Fax: (022) 2741 2430 **Kalwa Foil** Thane Belapur Road Kalwa, Thane 400 605 Maharashtra Tel: (022) 25347151 Fax: (022) 25348798 **Alupuram Extrusions** Alupuram, P.B. No.30 Kalamassery - 683 104 Dist: Ernakulam, Kerala Tel: (0484) 2532441 Fax: (0484) 2532468 **Mouda Unit** Village Dahali Ramtek Road, Mouda Nagpur – 441 104 Tel: (07115) 281255 / 6

20. Investor Correspondence : The Company Secretary
Hindalco Industries Limited
Century Bhavan, 3rd floor, Dr. Annie Besant Road,
Worli, Mumbai - 400 025.
Tel: (91-22) 6662 6666
Fax: (91-22) 2422 7586 / 2436 2516
Email: amalik@adityabirla.com

21. Categories of Shareholding (as on 31st March)

	2006				2005			
Category	No. of Share Holders	% of share holders	No. of Shares held	% share holding	No. of share holders	% of share holders	No. of Shares held	% share holding
Promoters	110	0.03	311,450,599	26.22	59	0.05	24,068,057	25.94
Mutual Funds & UTI	303	0.08	70,736,446	6.08	42	0.04	5,718,264	6.16
Banks, Financial Institutions	411	0.10	125,478,483	10.48	233	0.20	10,097,594	10.89
FIIs	304	0.08	233,138,310	20.88	194	0.16	21,091,621	22.73
Corporates	7,388	1.86	57,134,335	4.70	1,804	1.53	2,343,062	2.53
Individuals	381,629	96.18	152,133,769	12.80	110,591	93.94	9,542,543	10.29
NRIs/ OCBs	6,617	1.67	40,533,321	4.06	4,795	4.08	3,999,270	4.31
GDRs	4	0.00	168,663,738	14.78	3	0.00	15,914,386	17.15
Total	396,766	100.00	1,159,269,001	100.00	117,721	100.00	92,774,797	100.00

* As 0.25 ps. per share of Re. 1/- is paid up, only 1/4th of the voting power of partly paid shares is considered. The no. of shares in 2005 are of the face value of Rs. 10/- each and currently they are split into 10 shares of the face value of Re. 1/- per share.

22. Per share data (after restating the figure of previous years in view of change in face value per share from Rs. 10 to Re. 1/- during current year):

	2005-06*	2004-05	2003-04	2002-03	2001-02
Net Earnings (Rs. mn.)	16,556	13,294	8,389	5,821	6,860
Cash Earnings (Rs. mn.)	21,767	17,927	11,563	8,464	8,402
EPS (Rs.)	16.79	13.48	8.53	5.92	8.67
CEPS (Rs.)	22.07	18.18	11.76	8.61	10.62
Dividend per share (Rs.)	2.20@	2.00	1.65	1.35	1.35
Dividend pay out (%)	14.9@	16.0	20.5	24.2	14.7
Book Value per share (Rs.)	97.40	82.54	74.16	66.95	61.53
Price to earning (x)*	10.9	9.04	13.40	8.5	8.4
Price to cash earning (x)*	8.3	6.7	9.7	5.8	6.8
Price to Book Value (x)*	1.9	1.6	1.7	0.8	1.3

**Stock Prices as on 31st March.*

@ Proposed

23. OTHER USEFUL INFORMATION FOR SHAREHOLDERS

Shareholders who have not yet encashed their dividend warrants for the years 1998-99 to 2004-2005 may approach the Company for revalidation / issue of duplicate dividend warrant quoting reference of their Ledger Folio numbers / DP & Client ID.

23.1 In terms of Section 205A of the Companies Act 1956, unclaimed equity dividend for the financial year(s) up to 1994-95 has been transferred to the General Revenue Account of the Central Government. Shareholders who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies - Maharashtra by submitting an application in the prescribed form.

23.2 The Unclaimed dividend for the financial year 1997-98 amounting to Rs.14,63,970.50 has been transferred by the Company to the Investor Education & Protection Fund constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956.

23.3 Shareholders are advised that dividends for the financial year ended 1998-99 onwards which remains unpaid/unclaimed over a period of 7 years have to be transferred by the Company to Investor Education & Protection Fund (IEPF) constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956. Shareholders who have not claimed the dividend for this period are requested to lodge their claim with the Company, as under the amended provisions of Section 205B of the Act, no claim shall lie for the unclaimed dividends from IEPF by the Members. The dividend for the FY 1998-99 would be transferred to IEPF in the month of August 2006. The individual intimation letter to those shareholders who have not claimed the dividend are being sent by the Company.

Upon effectiveness of the Scheme of Arrangement under the Companies Act, 1956 between Indo Gulf Corporation Limited (IGCL), Hindalco Industries Limited (Hindalco) and Indo Gulf Fertilisers Limited (IGFL), all unpaid dividend amounts of the then IGCL for FY1997-98 to FY2001-02 have been taken over by the Company. Members who have not yet encashed their dividend warrant for the above years may approach for issue of demand draft(s) in lieu thereof.

As required under the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules 1978, the then IGCL has transferred all unclaimed dividend upto FY 1994-95 to the General Revenue Account of the Central Government. Members who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies, Uttar Pradesh & Uttaranchal, Westcott Building, The Mall, Kanpur-208 001 (U.P.) by submitting an application in the prescribed form.

The Unclaimed dividend for the financial year 1997-98 of erstwhile IGCL amounting to Rs.22,87,797.40 has been transferred by Company to the Investor Education & Protection Fund constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956.

Members are advised that dividends of IGCL for FY 1998-99 to 2001-2002 that remains unpaid/unclaimed over a period of 7 years have to be transferred to the Investor Education & Protection Fund (IEPF) constituted by the Central Government under Sec. 205A & 205C of the Companies Act, 1956. Members who have not claimed the dividend for these years are requested to lodge their claim, as under the amended provisions of Sec. 205B of the Act, no claim shall lie for the unclaimed dividends from IEPF by them. Further, the unpaid dividend amount of FY 1998-99 is due for transfer to the IEPF by August 2006. Those members whose dividend for the said year is unpaid may please immediately approach for the needful.

23.4 Shareholders are requested to provide particulars of their bank account details for availing '*Electronic Clearing Service*' (ECS) facility. Further, ECS facility is also available to the beneficial owners of shares in demat form. Those desirous of availing the facility may provide their mandate to the Company in writing.

23.5 Dematerialisation requests duly completed in all respects are normally processed within 7 days from the date of their receipt at Registered Office.

24. INVESTOR SERVICES

24.1 Equity Shares of the Company are under compulsory demat trading by all investors, with effect from 5th April, 1999. Considering the advantages of scripless trading, shareholders are requested to consider dematerialisation of their shareholding so as to avoid inconvenience in future.

24.2 Shareholders/Beneficial Owners are requested to quote their Folio No./DP & Client ID Nos., as the case may be, in all correspondence with the Company. All correspondences regarding shares & debentures of the Company should be addressed to the Share Department of the Company at

Ahura Centre, 1st Floor, 'B' Wing, Mahakali Caves Road, Andheri (East), Mumbai - 400 093 and not to any other office(s) of the Company.

24.3 Beneficial Owners of shares in demat form are advised that in terms of the regulations of NSDL & CDSL, their Bank Account details, as furnished to the Depository Participants (DP), will be printed on their dividend warrants. The Company will not entertain requests for change of such bank details printed on their dividend warrants.

24.4 Shareholders holding shares in physical form are requested to notify to the Company, change in their address/Pin Code number and Bank Account details promptly by written request under the signatures of sole / first joint holder. Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, change of address, bank details, nomination, power of attorney, etc. directly to their DP.

24.5 To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account Details (if not provided earlier) to the Company (if shares are held in physical form) or to DP (if shares are held in demat form), as the case may be, for printing of the same on their dividend warrants.

24.6 Non-resident members are requested to immediately notify:-

- change in their residential status on return to India for permanent settlement;
- particulars of their NRE Bank Account with a bank in India, if not furnished earlier.

24.7 In case of loss/misplacement of shares, investors should immediately lodge a FIR/Complaint with the police and inform to Company along with original or certified copy of FIR/acknowledged copy of the complaint.

24.8 For expeditious transfer of shares, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

24.9 Shareholders are requested to keep record of their specimen signature before lodgement of shares with the Company to obviate possibility of difference in signature at a later date.

24.10 Shareholders(s) of the Company who have multiple accounts in identical name(s) or holding more than one Share Certificates in the same name under different Ledger Folio(s) are requested to apply for consolidation of such Folio(s) and send the relevant Share Certificates to the Company.

24.11 Section 109A of the Companies Act, 1956 extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular those holding shares in single name, may avail of the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form.

24.12 Shareholders are requested to give us their valuable suggestions for improvement of our investor services.

24.13 Shareholders are requested to quote their E-mail Ids, Telephone/Fax numbers for prompt reply to their communication.

25. INFORMATION FOR DEBENTURE HOLDERS.

Interest Payment Date	Frequency of Interest payment	% of Interest & Series No.	ISIN No.	Date of Maturity	Face Value per Deb. (in Rs.)	Name & Address of Debenture Trustees
8th Jan.	Annually	6.20% Series (XIV)	INE038A07175	8-Jan-2008	5 Lacs	
14th Jan.	Annually	5.95% Series (XV)	INE038A07183	14-Jan-2008	5 Lacs	
15th Jan.	Annually	7.95% Series 2002 (I)	INE038A07084	15-Jul-2009	1 Crore	State Bank of India, New Issues & Securities Service Division, Mumbai Main Branch, Mumbai Samachar Marg, Fort, Mumbai – 400 023. **("SBI")**
23rd Feb. & 23rd Aug.	Semi-Annually	7.20% Series 2002 (III)	INE038A07100	23-Aug-2009	1 Crore	
23rd Feb. & 23rd Aug.	Semi-Annually	7.20% Series 2002 (VI)	INE038A07134	23-Aug-2009	1 Crore	
28th Feb. & 28th Aug.	Semi-Annually	7.20% Series 2002 (IV)	INE038A07118	28-Aug-2007	1 Crore	
28th Feb. & 28th Aug.	Semi-Annually	7.20% Series 2002 (VII)	INE038A07142	28-Aug-2007	1 Crore	
31st Mar.	Annually	9.75% Series 2001 (II)	INE038A07068	02-Jul-2008	1 Crore	
31st Mar.	Annually	6.40% Series 2002 (VIII)	INE038A07159	29-Nov-2009	1 Crore	
31st Mar. & 30th Sept	Semi Annually	12.75% Series (VI)	INE022A07047 and 7054	Redeemable in 5 equal installments at the end of 5th, 6th,7th,8th&9th yrs from date of allotment starting from 4.12.02 & from 4.12.02 &	5 lacs	IDBI Trusteeship Services Ltd., Asian Bldg, Ground Floor, 17, R. Kamani Marg, Ballard Estate, Mumbai – 400 001.
23rd April	Annually	8.70% Series (XII)	INE022A07120	23-Apr-2007	5 Lacs	**("SBI")**
14th June	Annually	9.95%	INE038A07233	14-Jun-2006	1 Crore	Bank of Maharashtra*
19th July	Annually	8.10% Series (XIII)	INE038A07167	19-Jul-2009	5 Lacs	**("SBI")**
31st Aug.	Annually	9% Series 2001 (III)	INE038A07076	17-Sep-2008	1 Crore	**("SBI")**
6th Sept.	Annually	6.5% (Series 2004 - I)	INE038A07209	06-Sep-2009	10 Lacs	**("SBI")**
15th Sept.	Annually	6.39%	INE038A07225	15-Sep-2009	1 Crore	*Bank of Maharashtra, 1501, Shivaji Nagar, Lokmangal
20th Nov.	Annually	6.6%	INE038A07241	20-Nov-2007	1,000	Pune – 411 005.

ENVIRONMENT REPORT



Lush Green Renukoot Aluminium Complex

Environment conservation – A way of life

We believe in sustainable development. For us this translates into meeting today's needs without jeopardising the needs of future generations. For us this means understanding that the earth's resources are finite and that as far as possible, using these sparingly and in a responsible manner, makes greater business sense.

We are signatories to the Global Compact, a UN Sponsored initiative and we subscribe to the triple-bottom line accountability. So we regard social, economic and environmental responsibility as integral elements that drive business. We believe these are interdependent and equally important to our success as a Corporate.

All of your Company's plants and mines, adopt clean technologies and processes that combine both economic progress and sustainable environment. Among these are the integrated Aluminium and Copper Complexes at Renukoot and Dahej, the alumina plants at Belgaum and Muri, the smelter-power complex at Hirakud, the sheet rolling plants at Belur, Taloja, Mouda, the foil Plants at Kalwa and Silvassa, the extrusions plant at Alupuram and alloy wheels facility at Silvassa, as also the Company's bauxite and coal mines in Chattisgarh, Jharkhand and Maharashtra.

Your Company's brownfield expansion projects, at the Hirakud Smelter-Power Complex, at the Muri Alumina Plant and the Dahej Copper Smelter, have all obtained environmental clearance from the Ministry of Environment & Forests and Pollution Control Boards.

India being a signatory to the Kyoto Protocol on greenhouse gas (GHG) reduction, your Company has taken an initiative towards reducing GHG at its expansion project at the Hirakud Smelter. A CDM (Clean Development Mechanism) has been registered with the United Nations Framework Convention on Climate Change (UNFCCC).



All of your Company's plants have renewed their environment management system certifications to the revised ISO 14001:2004 standard. Going a step further, the Company's Renukoot / Renusagar Complex has successfully implemented an Integrated Management System (IMS), combining ISO 9001, ISO 14001 and OHSAS 18001 into one Business Excellence Model. The IMS system was duly audited in March 2006 by DNV, India and has been recommended for certification. A similar IMS system is under development at Hindalco's Taloja Rolling Mill and will be taken up at other units as well.

Professional Environmental Auditors such as KPMG, Bureau Veritas Quality International, Det Norske Veritas, the Central Salt & Marine Chemicals Research Institute, Gujarat and the State Pollution Control Board's certified auditors and Environmental Systems Auditors conduct an in-depth environmental audit at our plants. Their Audit Reports validate our commitment to environmental conservation. Your Company has proactively complied with the "Corporate Responsibility for Environment Protection" requirements of the Ministry of Environment & Forests.

State-of-the-art automated industrial Effluent Treatment Plants (ETP) operate across all of your Company's aluminium and copper manufacturing units. The treated effluent inclusive of treated sewage thrown up by the plants and colonies is recycled and re-used for horticulture and irrigation. Proactive steps at your Company's Renukoot Complex, Muri Alumina Plant and Hirakud Complex have ensured recycling of every effluent - domestic and industrial - to achieve a 'zero discharge' status. A new Reverse Osmosis Plant with 200 m^3/hr capacity has been installed at the Copper unit in Dahej to achieve zero discharge of treated effluent from its Smelter Plant - 3.

Innovative ways of waste disposal include Renukoot's initiative to re-use all ETP sludge as soil conditioner, while Sewage Treatment Plant sludge is used for horticulture activities. It has also pioneered the recycling of Spent Pot Lining to produce cryolite for its internal consumption and utilises the carbon residue as fuel for its boilers.

The solid wastes generated are used in Red Mud Plantation as a soil conditioner at Renukoot and as landfill for low-lying areas at other locations. Dry ash disposal of Fly Ash from the Company's Power Plants has resulted in maximum ash utilisation in brick manufacture and construction of dykes around ash ponds. In addition, Hirakud Power Plant has also utilised its fly ash for construction of 130 two-storied flats for employees and a guesthouse, along with utilisation in road construction.

Specific initiatives in solid waste utilisation were taken up at the Dahej Copper Complex. Four shipments of Copper slag were exported for use as an abrasive material and a Fly Ash brick manufacturing facility was set up within the unit to utilise 100 per cent of the ash generated.

To prevent air borne effluents escaping into the atmosphere, equipment like Electrostatic Precipitators (ESP) and Dry Scrubbers are well in place. The advanced Hi-Tech Dry Scrubbing Systems on all pot lines, fuel efficient calciners and boilers with high efficiency ESPs and computerised firing system installed in the baking furnaces ensure a clean environment around the alumina and smelting units of your Company. The Renukoot Smelter has retrofitted one Baking furnace with a Fume Treatment Plant (FTP) and based on its evaluation and performance, this will be replicated across other baking furnaces to further reduce emissions.

The new Sulphuric Acid Plant, at Dahej, operating with the globally recognised Monsanto technology, is critical to the air pollution control of the Copper Complex, as it converts the sulphur dioxide rich gases emitted from the copper smelter to sulphuric acid. Counter-current type Scrubbers clean the secondary gases from the copper smelter as also process gases emitted from the Phosphuric Acid and Di-ammonium Plants. Additionally, Bag Filters at various required locations of the Copper Complex ensure mitigation and suppression of dust.

These apart, your Company's Taloja Plant has moved a step beyond legal compliance by installing a state-of-the-art Rolling Oil Distillation Unit for 100 per cent recycling of used rolling oil from the Kalwa Foil and Taloja Sheet Rolling Plants.

Your Company's Coal Mine at Talabira is the only open cast coal mine in India where no blasting is carried out. Environment friendly mining equipment such as Ripper Dozers are used for overburden removal and Surface Miners for coal mining.

Many accolades have been conferred on your Company for its singular contribution to environment conservation and safety. A selective list is given below:

- Your Company's Renukoot Plant was named the winner of the National Safety Award 2005 for the second consecutive year. It was also awarded the Greentech Safety Silver Award for its outstanding safety performance during 2005-06.

- Hirakud Smelter was presented the State Safety Award 2004 for best performance in Safety, Health & Environment Management as also the National Safety Award for longest accident free man-hours and Runners Up award for Lowest Accident Frequency Rate. Hirakud also won the Surakshya Puraskar 2005 and Prasansa Patra 2005 from the National Safety Council of India, Mumbai for developing and implementing effective Occupational Safety & Health Management Systems & Procedures.

- The Muri Alumina Plant won the Greentech Safety Gold Award 2004-05 as also the Greentech Environment Silver Award 2004-05.

- The Kalwa Foil Plant was a recipient of the Dhanukar Rotating Trophy 2005-06 presented by the Indian Association of Occupational Health, Mumbai.

- The Belur Sheet Plant was named the winner of the National Awards for Excellence in Water Management 2005 (Water Efficient Unit) and for Excellence in Energy Management 2005 (Energy Efficient Unit), presented by the CII - Sohrabji Godrej Green Business Centre. Belur also won the Greentech Environment Excellence Gold Award 2005.

- The Alupuram Extrusions plant earned the Best Safety Performance Award presented by the National Safety Council, Kerala Chapter, while Alupuram Smelter was presented the Industrial Safety (Runners Up) Award for 2003 to 2005 for lowest average accident frequency.

- Our Bauxite and Coal Mines in all regions, have won a host of awards in Safety, Environment, Pollution Control and Overall Performance during the Mines Safety Week and Mines, Environment & Mineral Conservation Week programmes organised by the Indian Bureau of Mines and the Directorate of Mines Safety.

Alongside, educating and sensitizing all of our stakeholders on the need to conserve natural resources is an ongoing process. We solicit suggestions from our employees at all levels on how to better our environment protection measures.

Given the acute water shortage that we face in the hinterland, we have begun several rainwater harvesting projects. Our bauxite mines have the unique feature of water harvesting in mined-out pits, thus eliminating the need to draw water from the surrounding natural sources. We have also created several water bodies through check dams for rainwater harvesting and ground water recharging as a part of our community based initiative around the mines.

Your Directors and all of your Company's employees are totally committed to sustainable development.

SOCIAL REPORT

Social Report : Making A Difference

The philosophy of caring, giving, developing and empowering an under-served people is part of our Group's DNA. It is a common strain that courses through the veins of all our Group Companies.

Your Company's Social projects in India's hinterland are carried out under the aegis of the Aditya Birla Centre for Community Initiatives and Rural Development, led by Mrs. Rajashree Birla, your Director.

In recognition of your Company's outstanding contribution to the arts, education, the environment and community development, CNBC's "Asian Business Leader Award for The Asia Corporate Citizen of the Year" was confered on your Company. This coveted Award was received by Mr. D. Bhattacharya, your Managing Director.

Your Company's work is based on the felt needs of the communities. It is in tandem with the Group's social vision which is "to make a qualitative difference to the lives of the weaker sections of society in proximity to our plants and in doing so improve the human development index of our nation".

For the year 2005-06 we reached out to over 14 lacs of people. A summary of our involvement is as indicated.

Health Care

- Conducted over 1200 medical camps across the units benefiting 2.42 lacs patients.
- Hundreds of villagers were checked for their eye-sight, of these 1500 patients were operated upon and fitted with intra ocular lenses.
- Camps were organised for tuberculosis, malaria, dental check ups and treatment and hepatitis. These benefited over 5000 people. Of these, 2000 patients diagnosed with tuberculosis were treated.
- Over 400 leprosy-afflicted patients were treated.
- AIDS awareness programmes organised across all the units, were attended by over 4000 adults.
- 25 physically challenged persons were fitted with artificial limbs, while 40 persons underwent reconstructive surgery.
- At the Company run hospital, over 2 lacs of people are given medical care at extremely subsidized rates.

Mother and Child care

- Immunized 81,264 children against polio.
- Pre and post natal care was given to 41,202 mothers.
- 10,536 people were exposed to programmes that dealt with sexually transmitted diseases and reproductive track infection. 5359 women were treated for S.T.D. and R.T. infections.
- 6 Family Planning Camps were organized. 1856 women and 68 men chose to be operated upon.

Education

- Merit Scholarships were earned by 3320 students.
- Books and uniforms were given to 3227 students in the rural areas.
- Over 12000 children learn at our Balwadis, while 6982 students were incentivised to continue education.
- Adult literacy programmes reach out to over 12000 persons.
- Career counseling programmes motivated 2000 students, several of whom have been sponsored to I.T.I. Vocational Centres.


हिण्डाल्को रेणुसागर द्वारा
ग्रामीण विकास कार्यक्रम के अन्तर्गत
स्वयं सहायता समूह
ग्रामसभा : कुलडोमरी

1) *Empowering women*
2) *Sparking the desire to learn*
3) *Women mechanics in action*
4) *Reaping a rich harvest*
5) *Bamboo craft*
6) *Building skillsets*
7) *Child care*

Sustainable Livelihood

- The Aditya Birla Rural Technology Park continues to bring in transformation in the villages. More than 86 programmes were conducted on repair and maintenance of diesel pump sets, electric and electronic goods, hand pumps, bags, rope making, tailoring and knitting.
- 1200 rural youth were trained for self employment.
- Training in crop diversification, floriculture demonstration, integrated pest management and post harvest technology has provided agricultural support to more than 7700 farmers.
- Watershed Development projects ensure optimum use of land and water resources. The projects include installation of hyder towers, erection of check dams, water channels and digging of wells. These projects led to a betterment in the lives of 33,000 farmers.

Women Self Help Groups

- Over 1100 Self Help Groups have enabled the empowerment of 15766 women who are now engaged in a series of activities that generate income. These women have taken to tailoring, weaving, knitting, crafting bamboo baskets, san sutli (ropes), vermin-compost, rearing saplings, mushroom cultivations, pickles and spices, selling vegetables and fruits, running grocery stores among others.

Social Welfare

- 1729 couples were united at a mass marriage programme.
- 5 widow remarriages were organized in the Dudhi block at Renukoot.

Infrastructure

- On-going community support in the form of better roads, potable water systems, biogas plants, building of community centres, animal sheds, construction of dry toilettes, provision of street lights and electricity, subsidizing houses, reach out to over a 100,000 people.
- Panchayat meeting halls, school buildings and community halls have also been maintained by your Company.
- Of the 115 villages that we have committed for conversion into model villages, 55 have been already transformed.

In these humanitarian endeavours, your Company partners with the Government, District Authorities, Village Panchayats and other like-mined NGOs, and above all the communities, who seek to serve. We believe only through collective efforts can we usher in a more equitable society. Your Board and your Company's employees are committed to this process.

DIRECTORS' REPORT TO THE SHAREHOLDERS

Dear Shareholders,

Your Directors are pleased to present the 47th Annual Report along with the audited annual accounts for the year ended 31st March, 2006.

STRATEGIC INITIATIVES

Enhancing Value Added Products Capability

To enhance its focus on Value added products, your Company has acquired certain assets of Pennar Aluminium Company Limited (PALCO) from Asset Reconstruction Company (India) Limited (ARCIL) on "as is where is and as is what is" basis. The assets include a 30,000 tpa Aluminium Rolling Mill and a 14,400 ktpa Conductor Rod complex at Nagpur. Your Directors are pleased to inform you that production in Rolling Mill has commenced and its performance is in line with expectations.

Landmark move to Strengthen Copper Mining Portfolio

To meet Hindalco's copper concentrate requirement on a self financing basis, your Company's subsidiary Aditya Birla Minerals Ltd. (ABML), formerly Birla Mineral Resources Pty Ltd., has come out with an Initial Public Offering (IPO) to issue 154 million equity shares. It represents 49% of the post issue share capital of the Company. The shares will be listed for trading on the Australian Stock Exchange (ASX). Hindalco will continue to hold 159mn or 51% of the voting rights. This elevates your Company to the rank of the first Indian business group to list in Australia, with the largest pure copper stock on ASX. The total issue size is A$ 299 million, based on a price of A$ 1.95 per share. The issue opened on April 27, 2006 and is scheduled to close on May 10, 2006.

Cost Reduction Initiatives

With the commissioning of the 100MW power unit at Hirakud, Orissa in April, 2005 and the output from the unit being stabilized to full capacity in June 2005, there has been a substantial cost saving in the first 10 months of operation.

Growth plans underway in Aluminium

Your Company is aggressively pursuing various brownfield and greenfield growth opportunities in Aluminium.

Brownfield Expansions

Your Company's brownfield expansion projects are on track. The expansion of Muri Alumina Refinery from 110 ktpa to 450 ktpa is slated for completion in the second half of the fiscal 2006-07. The Hirakud Smelter and Power expansions from 65ktpa to 146ktpa and 67.5MW to 367.5MW (100MW already commissioned during the year), respectively, are on course and expected to be commissioned partly in the last quarter of FY07 and the balance by the end of FY08. The plans to extend the refining capacity at Belgaum are on hold, awaiting government approvals relating to bauxite mines.

Greenfield Projects

Utkal Alumina, the 1-1.5 million tpa alumina refining project in a JV with Alcan Inc., along with the integrated Aditya Alumina and Aluminium project is progressing as scheduled. In Aditya Aluminium, your Company is setting up a 325,000 tpa smelter and a 650MW power plant. To take it forward, your Company has been allotted the Mahan coal block in the Sidhi district of Madhya Pradesh in a joint venture with the Essar Group.

OTHER SIGNIFICANT DEVELOPMENTS

Stock Split

To encourage active retail investor participation and enhance liquidity, your Company has sub-divided its equity shares of Rs 10 each into 10 equity shares with a face value of Re.1 per share. The split was approved by the shareholders at their Extra-Ordinary General Meeting held on 6th August, 2005 and is effective from 6th September, 2005.

Rights Issue

As part of the arrangement to finance its expansion plans, your Company has made an offer of equity shares on 1:4 rights basis to raise Rs. 22,266 million. This was the largest rights issue ever in the domestic capital markets. The full amount will be mobilized in three phases viz 25% in phase I has already been mobilized, the next tranche of 25% is to be called within 9-12 months and the balance within 18-24 months. The allotment of shares was completed on February 15, 2006. Trading of the new partly paid shares commenced on the stock exchanges (BSE and NSE) on February 22, 2006. (BSE Code: 890120, NSE Code: HINDALCO Market Type: E1)

OPERATIONAL PERFORMANCE

Your company has reported a stellar performance for the year under review.

The aluminium business continued to post an impressive performance. Strong demand, firm prices and an enriched product mix have led to higher realisations. The aluminium and alumina capacity utilization levels remained high throughout the year. The captive power plant commissioned at Hirakud, pared power costs to less than half. Volumes growth from high utilization levels, operational efficiencies and strong aluminium prices bolstered profitability.

The copper division faced the toughest year ever in its nine year history, despite TC/RC (Treatment Charges / Refining Charges) margins recording an improvement. Maintenance shutdowns, refractory stabilization issues and a minor accident at the plant impaired the Dahej smelter's performance. This resulted in a production shortfall which in turn coupled with high backwardation prevailing throughout the year affected profitability adversely.

The Chairman's letter to shareholders and the Management's Discussion & Analysis, which forms part of this Annual Report provide the strategic direction and a more detailed analysis on the performance of individual businesses and their outlook.

Rs. in Million

Financial Results for the year ended	31.03.2006	31.03.2005
Net Sales and Operating Revenues	113,965	95,231
Profit before Extraordinary Items and Tax	21,027	19,133
Extraordinary Items	30	(91)
Profit Before Tax	21,057	19,042
Provision for Current Tax	3,241	5,705
Provision for Deferred Tax	1,160	759
Provision for Fringe Benefits Tax	100	—
Provision for Deferred Tax for earlier years written back	—	(716)
Net Profit	16,556	13,294
Appropriations		
Transfer to Debenture Redemption Reserve	751	960
Proposed Dividend*	2,168	1,856
Tax on Proposed Dividend	304	264
Transfer to General Reserve	14,395	10,614

DIVIDEND

The Directors have recommended a dividend of Rs. 2.20 per share (Last Year Rs. 2.00 per share). This will be paid in line with the applicable regulations. The total outgo including tax on divided would be Rs. 2,472.5 million (Last Year: Rs. 2,120 million). The partly paid-up shares, issued under the rights offer, shall be eligible for dividends in proportion of their paid up value.

FINANCING

In March, 2005 your Company had tied up a syndicated 10 year Secured Rupee Term Loan facility with domestic banks for an amount of Rs.49,500 Million at a spread of 65 basis points over the 5 year sovereign paper. On 27th January, 2006 yet another Secured Rupee Term Loan agreement was entered into with a consortium of domestic banks for Rs. 15,000 Million borrowing at similar terms and pricing. These loans have been tied up to finance expansion plans.

CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Accounting Standards 21 and 27 issued by the Institute of Chartered Accountants of India, your Company is presenting its consolidated financial statements. These consolidated Financial Statements form part of the Annual Report.

CORPORATE GOVERNANCE

The Securities and Exchange Board of India (SEBI) has prescribed certain corporate governance standards. Your Directors reaffirm their commitment to these standards and this annual report carries a section on Corporate Governance.

ENVIRONMENTAL PROTECTION AND POLLUTION CONTROL

Your Company is committed to sustainable development. Your company is a signatory to the Global Compact and subscribes to the principle of triple-bottom line accountability.

A separate chapter in this report deals at length with your Company's initiatives and commitment to environment conservation.

HUMAN RESOURCE DEVELOPMENT & INDUSTRIAL RELATIONS

We fully recognize that people are the lifeline of our Organisation. Hence we invest heavily in people, people-processes and in skill development. The Chairman's letter separately details the group-wide initiatives to build a meritocracy. All these processes, such as Values Workshop, talent management, job analysis and evaluation, and performance management, among others, have been implemented at your Company as well.

The importance of continuous learning, re-learning and un-learning is a thrust area. In line with its talent management initiatives, your Company invests significant time and effort on training its talent pool. More than 3,47,914 man hours have been invested in building new competences and honing current competencies.

Some of these programmes focus on keeping employees abreast of technological and technical developments that take place, behaviourial competencies and Six-sigma as well.

We continue to make strides in HR ERP under the umbrella of "Poornata". It aims at improving the service delivery time of the HR function by standardising and digitizing the way data is maintained for all HR processes spanning recruitment, workforce administration and position management, talent management, etc. The workforce administration module is currently operational at Renukoot and Renusagar and will soon go live at other units as well.

The Pennar operations have been seamlessly integrated into your Company.

Your Directors take great pride in the harmonious industrial relations that characterise your Company's units.

In line with our people vision of being an achievement focused, development oriented and people sensitive organization, your Company endeavours to create an environment of holistic growth.

AWARDS & RECOGNITIONS

Several accolades have been conferred upon your Company, in recognition of its contribution in diverse fields. A selective list:–

- Belur Sheet Plant received the National Award for Excellence in Energy Management 2005 (Energy Efficient Unit) from CII – Sohrabji Godrej Green Business Centre.
- Renukoot Plant received the National Safety Award 2004 given by the Ministry of Labour and Employment, Government of India.
- Five workmen of our smelter, Mr. Rajesh Pal, Mr. A. K. Gupta, Mr. R. K. Singh, Mr. H. N. Singh and Mr. S. K. Singh were awarded the prestigious "Vishwakarma Rashtriya Purashkar" instituted by the Ministry of Labour and Employment, Government of India.
- Renukoot plant won the Government of India, Ministry of Power's First Prize for "National Energy Conservation-2005" in Aluminium Sector.
- Hindalco was awarded by the Institute of Cost and Works Accountants of India (ICWAI) "ICWAI National Award for Excellence in Cost Management-2005".
- The EEPC's Highest Export-Prime Metal-Ferrous & Non Ferrous (Non-SSI)-2003-04.

SUBSIDIARY COMPANIES

Dahej Harbour and Infrastructure Limited (DHIL) has recorded an impressive performance this year. Its turnover stood at Rs. 560 million as compared to Rs. 564 million last year. Net profit at Rs. 331 million soared by 28% vis-à-vis Rs. 258 million in the preceding year.

Indian Aluminium Company, Limited (Indal) posted a turnover of Rs. 642 million and net loss of Rs. 13 million.

Bihar Caustic and Chemicals Limited (BCCL) reported a 3.2% increase in net sales to Rs. 1,115 million, vis-à-vis Rs. 1,080 million last year. Net profit at Rs. 261 million remained at some level as preceding year.

The Central Government has granted an exemption to your Company under Section 212(8) of the Companies Act 1956 from attaching a copy of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and the Report of the Auditors of all the Subsidiary Companies, which will not be attached with the financial statements of your company. These documents can be requested for by any member, investor of the company/subsidiary company. Further, in line with the Listing Agreement and in accordance with the Accounting Standard 21 (AS-21), Consolidated Financial Statements, being prepared by the Company include financial information of its subsidiaries.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

The particulars of employees, as required under Section 217 (2A) of the Companies Act, 1956, are given as an Annexure to this Report.

A separate statement attached to this Report, which forms a part of the Report, provides you with additional information relating to the conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo required under Section 217(1)(e) of the Companies Act, 1956.

DIRECTORS

In accordance with Article 146 of the Articles of Association of the Company, Mrs. Rajashtree Birla and Mr. C. M. Maniar retire from office by rotation, and being eligible, offers themselves for reappointment.

Mr. N.J. Jhaveri was appointed to fill up the casual vacancy on the Board caused by the demise of the Mr. T. K. Sethi. He holds office until this Annual General Meeting and, being eligible, offers himself for reappointment.

Mr. K. N. Bhandari, was an additional Director on the Board and holds office as a Director, until this Annual General Meeting and, being eligible, offers himself for reappointment

DIRECTORS' RESPONSIBILITY STATEMENT

Your Directors affirm that the audited accounts containing financial statements for the financial year 2005-06 are in full conformity with the requirements of the Companies Act, 1956. They believe that the financial statements reflect fairly, the form and substance of transactions carried out during the year and reasonably present the Company's financial condition and results of operations. These statements are audited by the statutory auditors M/s. Singhi & Co.

Your Directors further confirm that:

(i) In the presentation of the Annual Accounts, applicable Accounting Standards have been followed.

(ii) That the accounting policies are consistently applied and reasonable, prudent judgement and estimates are made so as to give a true and fair view of the state of affairs of the Company at the end of the financial Year.

(iii) That the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

(iv) That the Directors had prepared the Annual Accounts on a going concern basis.

Your Company's internal Auditors have conducted periodic audits to provide reasonable assurance that established policies and procedures have been followed.

AUDITORS' REPORT

The observations made in the Auditors' Report are dealt with separately in the Notes to the Profit & Loss Account and the Balance Sheet in Schedule 23 of the Accounts. These are self-explanatory and do not call for any further comments.

AUDITORS

M/s. Singhi & Company, Chartered Accountants and Auditors of the Company, retire, and being eligible, offers themselves for re-appointment.

APPRECIATION

Your Directors place on record their sincere appreciation for the assistance and guidance provided by the Honourable Ministers, Secretaries and other officials of the Ministry of Mines, Ministry of Coal, the Ministry of Chemicals and Fertilizers and various State Governments. Your Directors thank the Financial Institutions and Banks associated with your Company for their support as well.

Your Company's employees are instrumental in your Company scaling new heights, year after year. Their commitment and contribution is deeply acknowledged.

Your involvement as Shareholders is greatly valued. Your Directors look forward to your continuing support.

For and on behalf of the Board

Mumbai
Dated the 29th Day of April, 2006

Chairman

ANNEXURE 'A' TO THE DIRECTORS' REPORT

Statement of particulars under the Companies (Disclosure of particulars in the Report of the Board of Directors) Rules, 1988

A. CONSERVATION OF ENERGY

Energy Conservation continues to be a focus area. Your company has a well-established Energy Management System to review progress and to set up targets and benchmarks. To reaffirm the commitment to energy and environment conservation, in line with the competitive business scenario, your Company has re-formulated its "Environment and Energy Policy". Every unit of your Company has trained professionals to implement this policy. A dedicated and well established Central Energy Cell is working with the prime objective of minimizing energy consumption, putting consistent efforts for optimizing operating process parameters and modernizing / upgrading technology for increasing Energy Efficiency throughout the Organization. Employees are encouraged to give suggestion for Energy Conservation. Suggestions with significant merit are suitably rewarded. Your Company's efforts in Energy Conservation have been consistently recognized over the years. During the year 2005-06, your Company's Aluminium Business has received the following National Energy Conservation Awards:

i. Renukoot plant won the First prize for "National Energy Conservation 2005" in Aluminium Sector awarded by the Ministry of power, Government of India.

ii. Hirakud Smelter received the National Energy Conservation Award from the Ministry of Power, GOI (2nd Position)

iii. Belur unit received the National Award for Excellence in Energy Management 2005 (Energy Efficient Unit) from CII – Sohrabji Godrej Green Business Centre

a) ENERGY CONSUMPTION MEASURES TAKEN

GENERAL

Intensive energy conservation measures were taken such as insulation in steam line and furnaces , interlocking of auxiliary operations with that of main equipment operation, incorporation of VFD's and use of low watt energy efficient luminaries as against high wattage. Some major and long term measures were also taken such as selection of energy efficient technologies in the modernization and expansion projects in upstream operations. Regular internal and external audits of plants have been a continuous measure for improving operational efficiency and identifying conservation potential. Benchmarking and monitoring of energy saving programs have been regular features in our energy conservation drives. Use of alternate sources of fuel for energy would be the continued thrust in the coming years to ensure competitive position.

ALUMINIUM BUSINESS

ALUMINA PLANT

Optimization of pump performance, installation of energy efficient compressor technology, commissioning systems for close monitoring of real time parameters in refinery and STP to reduce the fresh water intake have been the major initiatives.

SMELTER PLANT

Mechanization of Aluminium Fluoride feeding system for improved current efficiency, trial on modified anode in one of the pot line along with other majors such as replacement of Dense phase system of PL # 4 have been the major activities in energy conservation and throughput optimization. Optimization of the pot operating parameters at Smelter for better energy efficiency has been an ongoing process.

FABRICATION PLANT

Revamping of thermal heat treatment, inter locking of air circulating fan for better thermal flow distribution, changes in standard operating parameters in melting process, substituting electric energy by coal gas heating for thermal treatment furnace, energy efficient furnace technologies at extrusion unit replacing old inefficient furnace have been measures towards energy conservation.

FOIL & WHEEL DIVISION

Installation of VFD in Mill Fume Exhaust fan & Mill coolant filter pump, VFC in compressed air system of foil plant and improvement in door insulations of annealing furnaces have led to the reduction in diesel consumption by stopping the chilling system and savings in energy consumption in annealing operation through improved furnace door insulation.

POWER PLANT

Major projects were undertaken to install an auto SADC system in Boiler # 8 and VFD in Boiler #1 at Renusagar power plant. Heat exchanger was installed in the new DM plant of Co-Gen Power unit. Use of fluid coupling at ID Fan and Boiler feed pump at Hirakud power plant helped in reduction of auxiliary energy consumption.

COPPER BUSINESS

Naptha and Propane fuel were substituted with LNG from Nov-05. Overhauling of the instrument air compressor no.1, tightening of bus bars of refinery rectifiers and providing VVFD in combustion fans of furnaces resulted in improved efficiencies and power saving.

b) ADDITIONAL INVESTMENT AND PROPOSALS BEING IMPLEMENTED

ALUMINIUM BUSINESS

ALUMINA PLANT

Proposals under implementation include installation of Energy efficient Digestion technology and Oxalate destruction unit. This will enable the Alumina Refinery at Muri achieve higher energy efficient operations.

SMELTER PLANT

At Renukoot, modified anode stub and point feeder air line have been proposed for installation in the remaining 10 Pot lines. At Hirakud, change over of smelting technology from Soderberg to Pre-bake is under implementation and would result in better energy efficiency.

FABRICATION PLANT

Optimization of preheating cycles for rolling ingots and revamping of two Properzi furnaces will be undertaken.

FOIL & WHEEL DIVISION

Further scope has been identified for installation of VFD for remaining pumps in roll coolant system of mills and circulating fan in annealing furnace. Modification of heat treatment basket for optimum utilization of furnace volume and new Chilling Unit for extruders have been identified for energy conservation.

POWER PLANT

At Renusagar Power Division, various projects have been identified such as revamping of Boilers, upgradation of Turbo Generators, installation of VFD in ID & PA fans of Boilers and optimization of impeller size of CW pumps of Turbo generators.

At Co-Generation Power Unit, modification in headers of Feed water pumps, isolation of Stage # 1 Hot well pump, Stage # 2 MGF pump and Centrifuge Booster pump by modifying the piping and recovery of sensible heat from Rotary compressor will be undertaken.

At Hirakud Power Plant, specific actions have been identified for further reduction of auxiliary consumption.

COPPER BUSINESS

The commissioning of 16MVAR,11KV capacitor at MRS and installation of VVFD for Energy saving in fans of Anode furnaces of SM-II & SM-III will take place.

c) IMPACT OF MEASURES IN (a) AND (b) ABOVE

The various Energy Conservation Measures undertaken by your Company have yielded encouraging results in most production centers. Efforts continue to further optimize energy productivity through ongoing and planned measures.

ANNEXURE 'A' TO THE DIRECTORS' REPORT (Contd.)

d) TOTAL ENERGY CONSUMPTION AND ENERGY CONSUMPTION PER TON OF PRODUCTION (As per Form "A" below)

FORM A

A. Power & Fuel Consumption

		2005-06	2004-05
1	Electricity		
	a) Purchased from SEB's		
	Units (KWH in thousands)	423,558	963,479
	Total Amount (Rs in mn) (excluding Minimum Demand Charges)	1,475	2,685
	Rate/Unit (Rs)	3.48	2.79
	b) Own Generation		
	i) Through Steam Turbine/Generator		
	Units (KWH in thousands)	7,787,455	6,559,847
	Cost/Unit (Rs) (Coal & Fuel only)	1.21	1.09
	ii) Through Diesel Generator		
	Units (KWH in thousands)	19,701	21,910
	Cost/Unit (Rs)	11.76	7.80
2	Steam Coal (for Generation of Steam) Quantity (Tonnes)	7,862,788	6,828,625
	Total Amount (Rs in mn)	9,316	7,367
	Average Rate (Rs)	1,185	1,079
3	Furnace Oil (Fuel Oil,L.D.Oil,HSD Oil)		
	Quantity (KL)	214,378	213,744
	Total Amount (Rs in mn)	3,452	2,652
	Average Rate (Rs)	16,102	12,410
4	Steam (Purchased) Quantity (Tonnes)	274,160	294,348
	Total Amount (Rs in mn)	53	52
	Average Rate (Rs)	192	176

ANNEXURE 'A' TO THE DIRECTORS' REPORT (Contd.)

		Unit		
B	**Consumption per Unit of Production (per MT)**			
1	Aluminium Metal (including Alumina)			
	Electricity	kwh	15,842	16,078
	Furnace Oil	Litres	225	227
	Steam Coal	MT	1.340	1.317
2	Redraw Rods (including Alloy Rods)			
	Electricity	kwh	60	65
	Furnace Oil	Litres	33	39
3	Fabricated Products (Rolled & Extrusion)			
	Electricity	kwh	961	1,004
	Furnace Oil	Litres	51	71
4	Aluminium Foil			
	Electricity	kwh	996	1,122
5	Aluminium Wheel			
	Electricity	kwh	44	49
6	Copper Cathodes			
	Electricity	kwh	2,411	1,846
	Furnace Oil	Ltrs	64	43
	Propane	kg	34	14
	Naptha	kg	81	66
	RLNG	SCM	11	—
7	Copper Rods			
	Electricity	kwh	63	60
	Propane	kg	20	36
	RLNG	SCM	17	—
8	Di Ammonium Phospate (DAP/NPK)			
	Electricity	kwh	151	138
	Furnace Oil	Ltrs	5	5

B. TECHNNOLOGY ABSORPTION

FORM B

Research & Development (R&D)

A. Aluminium Business

1. **Specific areas in which R&D has been carried out**
   - New applications of hydrate, alumina and aluminium and application research for their effective performance at customer's end.
   - Development of Processing parameters for different kinds of bauxites.
   - Process development of clad rolling for application in the auto industry.
   - New structures in foil laminates for various applications.
   - Process development to improve extrusion process in alloy 6xxx series.
   - Development of analytical facilities to assess the health of industrial oil and lubes.
2. **Benefits derived as a result of the above R&D**
   - Monitoring and Protection of health of equipment and machinery through better lubrication management.
   - New market for speciality alumina and aluminium applications enabling the company to maintain its leading position.
   - Reduction in specific fuel consumption and improvement in the precipitation productivity in Bayer process.
   - Pioneered hi-tech application of sheet products in auto industry.
   - Introduction of new applications and market for converted foil.
   - Enhanced capability for condition monitoring and protection of equipment and machinery health.
3. **Future Plan of Action**
   - Exploratory research in the field of finer alumina and oxides.
   - Development of more speciality alumina and continued thrust in application research.
   - Aluminium sheet application for LPG cylinder manufacturing.
   - Improved surface finish and enhanced applications of rolled products.
   - Simulation study for improvement in rolled product manufacturing.
   - Thermal treatment optimization and better material for Foil Container applications.

B. Copper Business

1. **Specific areas in which R&D has been carried out**
   - Installation of pipe conveyor systems for matte and slag transfer from Cu-II granulation pit to yard.
   - Inspection of cast bar micro structure to maintain product consistency over a larger period.
   - Number of spikes doubled in both harrows and spike length increased.
   - Use of low cement castables.

2. **Benefits derived as a result of the above R&D**
   - Higher plant availability due to reduced downtime.
   - Improvement in Continuous Cast Rod quality.
   - Fed rates achieved with single harrow.
   - Use of low cement castables resulted in longer life of castables.

3. **Future Plan of Action**
   - Simulations for residual refractory thickness by Computational Fluid Dynamics (CFD) for solving process problems / design modification in Cu – II plant.
   - Heat transfer studies in FSF settler area.
   - Modeling of economizer – I of CFBC boiler.
   - New technology for removal of Bismuth & Arsenic from Copper electrolyte.

Expenditure on R&D

(Rs. in million)

		2005-06	2004-05
a.	Capital	24.35	21.67
b.	Recurring	74.26	70.75
c.	Total (a+b)	98.61	92.42
d.	Total R&D expenditure as % of Total Turnover.	0.09%	0.10%

Technology Absorption, Adaptation and Innovation

i. Efforts in brief

Imported technologies have been fully absorbed and the plant operation stabilized. Areas of Technology absorption are :

- Process technology for special applications in automobile industry, surface treatment for specialty sheet products, better gauging system for tighter tolerance in sheet products.
- Poly film manufacturing technology for better quality and cost advantages in manufacture of converted foil.
- Enhancement in material composition and surface finishing techniques for manufacture of superior aluminium alloy wheels.

ii. Benefits derived

- Advancement of basic skill and application knowledge.
- New applications and competitive product solutions.
- Wider range of product portfolio with superior quality.
- Environment protection measures yielded excellent results for the Copper Business.

iii. Details of technology imported in the past 5 years

Technology imported for	Year of Import	Has technology been fully absorbed	If not fully absorbed, areas where this has not taken place, reason thereof and future plan of action
ALUMINIUM			
Sheet surface treatment and flatness	2004-05	Yes	NA
Clad sheet manufacturing	2005-06	Yes	NA
Anode moulding	2003-04	Yes	NA
Separation of red mud from Pregnant Liquor	2004-05	Yes	NA
COPPER			
Cryogenic air separation for Oxygen-II	2001-02	Yes	N.A.
Ausmelt technology for Copper-II	2002-03	Yes	N.A.
Cryogenic air separation for Oxygen-III	2002-03	Yes	N.A.
Mitsubishi Technology for Copper-III	2003-04	Yes	N.A.

C. FOREIGN EXCHANGE EARNINGS & OUTGO

a) Activities related to Exports

The Company has taken successful initiatives to increase exports during the year to Rs.36,432.66 million.

b) Total Foreign Exchange used and earned

Foreign exchange used	Rs. 54,801.98 million
Foreign exchange earned	Rs. 36,501.58 million

Auditors' Certificate on Corporate Governance

To the Members of Hindalco Industries Limited

We have examined the compliance of the conditions of Corporate Governance by Hindalco Industries Limited for the year ended 31st March 2006 as stipulated in clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The Compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to the procedures and implementation thereof, adopted by the Company for ensuring the compliance of conditions of Corporate Governance. It is neither an audit nor an expression of the opinion on the financial statements of the company.

In our opinion and to the best of our information and explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For SINGHI & CO
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. : 53518

Camp : Mumbai
Dated : The 29th day of April 2006.

ANNEXURE 'A' TO THE DIRECTORS' REPORT (Contd.)

STATEMENT OF PARTICULARS OF EMPLOYEES PURSUANT TO THE PROVISIONS OF SECTION 217 (2A) OF THE COMPANIES ACT, 1956 AND FORMING PART OF THE DIRECTORS' REPORT FOR THE YEAR ENDED 31ST MARCH, 2006

SN	Name	Designation	Qualification	Age (Years)	Date of Joining (Years)	Experience (Years)	Gross Remuneration	Previous Employment
1	Rajendra K. Kasliwal	Group Executive President & Chief Financial Officer	B.Com, FCA	61	04-Dec-67	38	9,607,945	-
2	Sunirmal Talukdar	President & Deputy Chief Financial Officer	ACA	54	01-Oct-86	26	3,231,257	The GEC of India Ltd
3	Pratik Roy	Chief People's Officer (Metals Business)	M. A.	53	21-Dec-04	30	3,377,100	Head HR (Corporate), Novartis India Ltd.
4	Kim Freeman	Chief Operating Officer-Mining Operations	B.Engg(Mining),B.Sc(Engg) Professional Engineer of Ontario, South African Mine Manager's Ticket	53	01-Apr-05	31	16,889,200	Director New Mine Project, Falconbridge Limited
Aluminium Business								
5	Ajey Srivastava	Joint President (Fabrication)	B.E. Hons. (P), MIE (India)	59	07-Dec-69	36	3,522,385	-
6	I C Rao	Sr. Vice President (FRP Marketing)	B.Tech (Mech.), PGDIM	45	03-Oct-97	23	2,642,257	Asstt. Vice President, Grasim Industries Ltd.
7	K K Patodia	Sr. Vice President (Raw Materials)	BE / B Tech / B. Sc. Engg / ME / M Tech	59	20-Aug-90	36	2,541,014	Consultant, Air Conditioning Corpn.
8	R S Dhulkhed	Sr Vice President(Alumina Technology)	B.Tech.	51	02-Aug-04	29	3,106,235	Vice President, Praxair (I) Pvt Ltd.
9	Rahul Mohnot	Jt Executive President(Finance & Commerce)	M.Com., FCA,FCS	49	02-Feb-04	25	3,556,300	Essel Mining & Industries Ltd., Joint Executive President(F & C)
10	Raj P Shah	Executive President & Chief Manufacturing Officer	B.Tech (Chemical Engineering)	59	30-Dec-69	35	4,832,025	-
11	Ratan K Shah	Chief Officer Operation (Aluminium and Power)	B. Tech (Chem. Engg.), MS (Chemical Engg.)	52	18-Aug-03	28	7,024,763	President, Vikram Ispat (A unit of Grasim Industries Ltd.)
12	Sanjeev Goel	Sr Vice President (Information Technology)	BE / B Tech / B. Sc. Engg / ME / M Tech	36	16-Jun-01	14	3,024,922	Vice President, IBILT
13	Shashi K Maudgal	Chief Marketing Officer	B.Tech (Chem.Engg.), P.G. Diploma (Marketing & Finance)	52	14-Feb-01	27	8,002,640	Executive Director (Marketing & sales) CEAT
14	Suryanarayana Bontha	CEO (Aditya Aluminium Project)	B. E (Electrical), DIP in Management .	56	28-Feb-05	34	5,363,823	Executive Director(Projects), NeelachalIspat Nigam Ltd.
15	Sumit Banerjee	President - Foil & Wheel	B. Tech (Mechanical)	50	10-May-90	26	3,202,909	Larsen & Toubro Ltd.
16	Amit Kumar Basu	Joint President - HR, Corporate Affairs & Legal	DSW - Personnel	58	17-Jul-78	35	2,717,776	Bengal Electric Lamp Works Ltd.
17	Satish M Bhatia	Chief Operating Officer - Demerged Indal Units	Engg. (Mechanical)	53	01-Sep-04	31	4,277,552	Jindal Iron & Steel Co. Ltd.
18	Subrata Majumdar	Joint President - EPMM	B.E. (Mechanical)	58	28-Nov-88	37	2,606,789	India Foils Ltd.
19	Rabindra Misra	Joint President - Hirakud Complex	B.E. (Electrical)	51	01-Oct-81	25	2,549,627	-
20	Arun Balsu Powar	Joint President - Technology	B.E. (Mechanical)	56	11-Oct-87	33	2,821,773	Alu Indus Sdn Bhd, Malaysia
21	Shankar Ray	President - Chemical & International Trade	B.E. (Chemical)	52	15-Dec-77	30	3,516,892	Assam Oil Company, Assam
22	A R Sangolli	Joint President - Foil & Wheel	B.E. (Mechanical)	58	01-Nov-71	35	2,713,246	-
Copper Business								
23	P Balakrishnan	Executive President	BE,PGDM	57	11-Jun-00	35	7,458,160	Executive Director, Kirloskar Electric Co.Ltd
24	A K Saxena	Joint Executive President	BE-TECH-Metallurgy	46	01-Jul-03	25	3,704,611	Vice President, Ispat Metallics (India) Ltd
25	P S Ghose	Joint Executive President (Projects)	BE-MECH, M.TECH	55	06-Nov-03	29	3,242,370	Vice President, Sterlite Industries Ltd
Employed for part of the year.								
26	Barry Marshall	Head Risk Management	B.A. (Hons.) University of London (SOAS)	53	02-May-05	32	13,662,815	Director, Metal Operations, Hunter Douglas NV
Aluminium Business								
27	S C Tondon	Joint President (Reduction)	B. Sc(Mat. Engg.).	60	27-Sep-67	39	6,898,705	-
28	A K Karmakar	Sr. Vice President (Boiler & Co- Generation)	B. E. (Electrical)	57	11-May-95	35	2,409,641	Suprintendent, NTPC
29	R Haridas Menon	Vice President(Primary Metal)	BE(Met) PGDM	60	31-Mar-94	39	2,878,399	Dy. G M., BALCO
30	H R Pattanayak	Jt President(P)	B. Sc. Engg(Elect.)	56	16-Jul-05	32	4,399,853	Chief Project Mgmt.
31	K S Chandramohan	General Manager - Smelter	B. Tech (Mechanical)	58	11-Jun-70	35	878,711	-
32	V Desai S	Sr. Vice President - Technology	B. Tech (Meta)	58	20-Jun-72	33	2,223,487	-
33	Gautam Ganguly	Manager - Treasury	B. Com	58	23-Aug-73	38	441,548	Electrical Manufacturing Co. Ltd.
34	Subhendu Ganguly	General Manager - Materials & Logistics	B.E. (Civil)	40	22-Oct-90	17	580,821	Paharpur Cooling Tower
35	S V Jamble	Vice President - Environment	B.E. (Meta)	58	08-Feb-71	35	2,063,390	Ganesh Foundry
36	Verghese James	Assistant Vice President	M.Sc. (Physics)	59	02-Jan-80	35	942,379	C.S.I.O. (CSIR)
37	C G Jolly	Vice President - Alupuram Complex	B.Sc. (Engineering - Met)	58	01-Feb-71	36	1,223,010	-
38	L C Mulgund	Dy. Manager - Engineering, Planning & Development	DCE - Civil	58	20-Feb-67	39	300,405	R D Shandhag Architect
39	R Narasimhan	General Foreman	DE - Elec.	58	19-Apr-73	32	258,182	-
40	S P Samant	Vice President - Technology	B.Tech (Chemical)	58	30-Oct-69	36	1,982,088	-
41	M R Savadi	Sr. Manager - Projects	Dme (Mechanical)	58	15-Jul-69	37	469,524	Maharashtra State Electricity Board

Notes
1 Nature of Employment: All appointments are non-contractual. Other terms and conditions as per Company's Rules/Scheme.
2 Remuneration as shown above includes Salary, Allowance, Ex-gratia, Contribution to Provident Fund and Superannuation Scheme and other perquisities.
3 None of the Employees named above is a relative of any Director of the Company.

COMPLIANCE CERTIFICATE

This to confirm that in respect of financial year 2005-06 :-

1. The Company has kept and maintained all registers and records as required under the provisions of the Companies Act and the Rules made thereunder and the entries therein have been duly recorded.

2. The Company has duly filed the forms, returns and documents with the Registrar of Companies, Maharashtra and other authorities as required under the Act and Rules made thereunder.

3. All the requirements relating to the meetings of Directors, Committee of Directors and Shareholders as well as relating to the minutes of the proceedings thereat have been complied with.

4. The Board of Directors of the Company is duly constituted.

5. The Directors of the Company have made all the required disclosures under Section 299 and 274(1)(g) of the Act. The Company has also complied with the requirements in pursuance of the disclosure made by its Directors.

6. The issue of capital and securities is in conformity with the requirement of the Act. The issues of share certificate and the transfer and transmission thereof have been registered properly.

7. The Company has obtained all the necessary approvals of Directors, Shareholders and other authorities as required under the Act.

8. The Company has complied with all the provisions of the listing agreements with The Stock Exchanges.

9. The Company has transferred the dividend declared on July 12, 2005 to separate dividend account and all the unpaid/unclaimed dividend accounts have been reconciled.

   During the year under review, the Company has transferred to Investor Education and Protection Fund, unclaimed dividend, fixed deposits, debentures and interest accrued thereon that have not been claimed by the shareholders, debenture holders, Fixed deposit holders for the financial year 1997-98 in accordance with the provisions of the Act.

10. The Company has complied with all the provisions of the Companies Act, 1956 and the rules made under the Act and Memorandum and Articles of Association of the Company.

11. The Company has complied with the provisions of the Depositories Act,1996 and the bye-laws framed there under by the Depositories with regard to dematerialization / rematerialisation of securities and reconcialiation of records of dematerialized securities with all securities issued by the Company.

12. The Company has complied with the relevant provisions of various SEBI Guidelines, Rules and Regulations including provisions of Insider Trading Code, Takeover Code.

Anil Malik
Company Secretary

29th April, 2006

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of HINDALCO INDUSTRIES LIMTIED as at 31st March, 2006 and also the Profit and Loss Account and the Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our Audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's report) Order, 2003 (as amended by the Amendment Order 2004) issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose as Annexure, a statement on the matters specified in the paragraphs 4 and 5 of the said order.

Further to our comments in the Annexure referred above, we report that:

1) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

2) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

3) The Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

4) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

5) On the basis of the written representations received from the directors and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31st March, 2006 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;

6) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read with the notes in Schedule 23 give the information required by the Companies Act, 1956 (as amended) in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India;

   (a) In the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2006;

   (b) In the case of the Profit & Loss Account, of the Profit for the year ended on that date; and

   (c) In the case of Cash Flow Statement, of the Cash Flows for the year ended on that date.

Camp : Mumbai
Dated : The 29th day of April, 2006

For SINGHI & CO.
Chartered Accountants

1-B, Old Post Office Street,
Kolkata-700 001

RAJIV SINGHI
Partner
Membership No. 53518

ANNEXURE TO THE AUDITORS' REPORT

I (a) The Company has maintained proper records showing full particulars including quantitative details and situation of Fixed Assets.

(b) Fixed Assets have been physically verified by the management periodically in a phased manner and no material discrepancies have been noticed on physical verification as confirmed by the management.

(c) No substantial part of Fixed Assets has been disposed off during the year, which has bearing on the going concern assumption.

II (a) Physical verification of Inventory (except stocks lying with third parties, confirmation for which has been obtained and in transit) have been conducted at reasonable intervals during the year by the management.

(b) In our opinion, the procedures of physical verification of Inventory followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

(c) The Company has maintained proper records of inventory. No material discrepancies were noticed on physical verification.

III. The Company has neither granted nor taken any loans, secured or unsecured to and from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956. Accordingly, clause 4(III)(b) to (d) of the Order are not applicable.

IV. On the basis of checks carried out during the course of audit and as per explanations given to us, we are of the opinion that there are adequate internal control procedures commensurate with the size of the Company and the nature of its business; for the purchase of inventory and fixed assets and for the sale of goods and services. During the course of our audit, no major weakness has been noticed in the internal controls.

V. In our opinion and according to the information and explanations given to us, there are no contracts and arrangements referred to in section 301 of the Companies Act 1956, particulars of which need to be entered into a register maintained under Section 301 of the Act. Accordingly, clause 4(V)(b) of the Order is not applicable.

VI. The Directives issued by the Reserve Bank of India and the provisions of sections 58A and 58AA or any other relevant provisions of the Companies Act, 1956 and the rules framed there-under have been complied with in respect of deposits accepted from the public. We have been informed that, no order has been passed by Company Law Board or National Company Law Tribunal or Reserve Bank of India or any other Court or Tribunal in this regard.

VII. The Company has an Internal Audit System, which in our opinion is commensurate with the size and nature of the business.

VIII. The Company has maintained proper cost records as prescribed by Central Government under section 209 (1) (d) of the Companies Act, 1956 for the products of the Company but no detailed examination of such records has been carried out by us.

IX. (a) According to the information and explanations given to us and on the basis of our examination of the books of accounts, the Company is regular in depositing undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income Tax, Sales Tax, Wealth Tax, Service Tax Custom Duty, Excise Duty, Cess and other statutory dues with the appropriate authorities.

(b) According to the information and explanations given to us, the dues of Sales Tax, Income Tax, Customs Duty, Wealth Tax, Excise Duty, Cess and Service Tax which have not been deposited on account of any dispute and the forum where the dispute is pending are as under:

Nature of Statute	Nature of dues	Amount (Rs.in Million)	Forum where dispute is pending
Gujarat Sales	Demand under section 15B	16.36	Gujarat Sales Tax Tribunal, Ahmedabad
Tax Act, 1969	Demand under section 15B	2.10	Jurisdictional Commissioner of Appeal, Vadodara
Customs Act, 1962	Demand of Custom Duty on Copper Concentrate	2.87	Commissioner of Customs, Surat
Central Excise Act,1944	Demand of Excise duty on the power generated by the Company's captive power plant	145.94	Delhi High Court, Delhi
	Demand of excise duty on Sale of old & used Capital Goods	5.80	Customs, Excise & Service Tax Appellate Tribunal, New Delhi
	Demand of duty on sale of Gold	1553.06	Customs, Excise & Service Tax Appellate Tribunal, West Zone, Mumbai
		4.63	Commissioner of Central Excise (Appeals), Vadodara
	Demand of duty on sale of Silver	0.2	Customs, Excise & Service Tax Appellate Tribunal, West Zone, Mumbai
	Misc Demand of excise duty	27.90	Commissioner Appeals
	Demand on quantity differences between physical stock and Excise records & disallowances of modvat on defective invoices	8.861	Customs, Excise & Service Tax Appellate Tribunal
	Demand on duty free dispatch to notified project	0.276	Customs, Excise & Service Tax Appellate Tribunal, New Delhi
	Demand arising out of alleged undervaluation of despatch to other units	41.484	Customs, Excise & Service Tax Appellate Tribunal, Kolkata
	Demand on alleged under valuation of scrap	0.508	Customs, Excise & Service Tax Appellate Tribunal, New Delhi
	Service Tax on Consulting Fee	0.69	Customs, Excise & Service Tax Appellate Tribunal, West Zone, Mumbai
Central Sales Tax Act	Demand for non submission of forms	20.598	Deputy Commissioner (Appeals)
	Demand denying concessional rate & for non submission of forms	7.528	Revisional Board of Commercial Tax, West Bengal
	Penalty under sec 10 A and branch transfers	1.47	Pending with Orissa High Court
	Revised on case remanded by appellate authority	2.795	Joint Commissioner (Appeals) Ranchi
	Demand for disallowance of declaration forms	46.822	Assistant Commissioner (Appeals)
Kerala General Sales Tax Act, 1963	Demand for non submission of forms	1.718	Deputy Commissioner (Appeals)
Jharkhand Sales Tax	Revised on case remanded by appellate authority	2.587	Joint Commissioner (Appeals)
Uttar Pradesh Trade Tax Act	Penalty for late deposit of tax	0.069	Pending with Allahabad High Court
Orissa Sales Tax Act,1947	Tax demand on tax free sale to new industrial unit	0.041	Assistant Commissioner (Appeals)
	Alleged clandestine removal along with penalty	2.2	Tribunal,Bhubneshwar
	Tax demand due to differences in casting log and operating log	4.588	Pending with Orissa High Court, Cuttack
West Bengal Sales Tax Act, 1994	Demand for non submission of forms	17.321	Deputy Commissioner (Appeals), Kolkata
	Demand for non submission of forms	0.239	Revisional Board of Commercial Tax, West Bengal
Chhattisgarh Development and Environment Cess.	Demand towards Vikas Upkar and Pariyavaran Upkar on the Royalty paid on Bauxite made by Nayab Tehsildar	3.01	Pending with Chhattisgarh High Court

X The Company does not have any accumulated losses and has not incurred cash losses in the current financial year and in the immediately preceding financial year.

XI The Company has not defaulted in repayment of dues to Financial Institutions or Banks or Debenture holders.

XII According to the information and explanations given to us, the Company has not granted any loans or advances on the basis of security by way of pledge of Shares, Debentures and other Securities.

XIII The Company is not a chit fund or a nidhi/mutual benefit fund/ society.

XIV The Company is not in the business of dealing or trading in shares. The Company has maintained proper records of transactions and contracts in respect of Shares, Securities, Debentures and other Investment and timely entries have been made therein. The Shares, Securities, Debentures and other Securities have been held by the Company, in its own name except to the extent of exemption, granted under section 49 of the Companies Act, 1956.

XV In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by its Subsidiaries and Joint Ventures from Banks and Financial Institutions are not prima facie prejudicial to the interest of the Company.

XVI Based on information and explanations given to us by the management, term loans were applied for the purpose for which the loans were obtained.

XVII On the basis of our overall examination of the Cash Flow Statement, the funds raised on short-term basis have not been used for long term investment.

XVIII During the year under Audit, the Company has not made any preferential allotment of shares to parties or companies covered in the register maintained under section 301 of the Companies Act, 1956.

XIX On the basis of records made available to us, the Company has created Securities in respect of Debenture issued/ outstanding during the year.

XX The Company has made rights issue during the year and disclosed the end use of money received by rights issue in note no. 5 to Schedule 23 on notes on account forming part of the accounts and the same has been verified by us.

XXI Based upon the audit procedures performed and on the basis of information and explanations provided by the management, we report that no fraud, on or by the Company has been noticed or reported during the year.

Camp : Mumbai
Dated : The 29th day of April, 2006

For SINGHI & CO.
Chartered Accountants

1-B, Old Post Office Street,
Kolkata-700 001

RAJIV SINGHI
Partner
Membership No. 53518

BALANCE SHEET AS AT 31ST MARCH, 2006

	Schedule	As at 31st March, 2006	(Rs. in Million) As at 31st March, 2005
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share Capital	'1'	985.66	927.77
Reserves and Surplus	'2'	95,076.86	75,738.01
		96,062.52	76,665.78
LOAN FUNDS			
Secured Loans	'3'	28,480.47	29,523.38
Unsecured Loans	'4'	20,553.91	8,476.59
		49,034.38	37,999.97
DEFERRED TAX LIABILITY (NET)		12,333.59	11,296.98
	TOTAL	157,430.49	125,962.73
APPLICATION OF FUNDS			
FIXED ASSETS			
Gross Block	'5'	104,182.53	87,727.93
Less : Depreciation		35,310.72	30,693.37
Less : Impairment		1,043.81	999.27
Net Block		67,828.00	56,035.29
Capital Work-in-Progress		8,329.17	13,229.81
		76,157.17	69,265.10
INVESTMENTS	'6'	39,713.11	37,021.45
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	'7'	40,950.88	23,745.18
Sundry Debtors	'8'	12,484.01	7,873.67
Cash and Bank Balances	'9'	9,172.85	4,009.69
Other Current Assets	'10'	2,447.34	422.22
Loans and Advances	'11'	7,972.41	8,713.49
		73,027.49	44,764.25
Less :			
CURRENT LIABILITIES AND PROVISIONS			
Liabilities	'12'	21,995.62	16,483.68
Provisions	'13'	9,531.66	8,698.25
		31,527.28	25,181.93
NET CURRENT ASSETS		41,500.21	19,582.32
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	'14'	60.00	93.86
	TOTAL	157,430.49	125,962.73
Significant Accounting Policies & Notes on Accounts	'23'		

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 29th day of April, 2006

S. Talukdar
President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

Kumar Mangalam Birla – *Chairman*
D. Bhattacharya – *Managing Director*
M. M. Bhagat – *Director*

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2006

(Rs. in Million)

INCOME	Schedule	For the year ended 31st March, 2006	For the year ended 31st March, 2005
Gross Sales and Operating Revenues	'15'	124,763.64	104,802.85
Less: Excise Duty		10,798.88	9,571.68
Net Sales and Operating Revenues		**113,964.76**	**95,231.17**
Other Income	'16'	2,439.11	2,700.45
		116,403.87	**97,931.62**
EXPENDITURE			
Raw Materials Consumed	'17'	65,829.48	46,223.65
Goods Purchased		204.19	171.34
Manufacturing and Operating Expenses	'18'	23,223.34	20,112.38
Payments to and Provision for Employees	'19'	4,627.62	4,116.24
Selling, Distribution, Administration and Other Overheads	'20'	4,367.90	4,399.50
(Increase)/ Decrease in Stocks	'21'	(10,338.40)	(2,556.48)
Interest and Finance Charges	'22'	2,251.68	1,699.56
Depreciation		5,166.77	4,632.57
Impairment		44.54	—
		95,377.12	**78,798.76**
PROFIT BEFORE EXTRAORDINARY ITEM AND TAX		**21,026.75**	**19,132.86**
Extraordinary Item (Refer Note No. 11 in Schedule '23')		(30.22)	91.03
PROFIT BEFORE TAX		**21,056.97**	**19,041.83**
Provision for Current Tax		3,241.07	5,705.00
Provision for Deferred Tax		1,159.80	758.86
Provision for Fringe Benefit Tax		100.60	—
Provision for Deferred Tax for earlier years written back		—	(715.60)
NET PROFIT		**16,555.50**	**13,293.57**
Balance brought forward from Previous year		550.00	550.00
Transfer from Debenture Redemption Reserve		1,062.50	400.00
BALANCE AVAILABLE FOR APPROPRIATIONS		**18,168.00**	**14,243.57**
APPROPRIATIONS			
Debenture Redemption Reserve		750.51	960.00
Proposed Dividend on Equity Shares		2,168.38	1,855.61
Tax on Dividend Proposed/Paid		304.12	264.16
Transfer to General Reserve		14,394.99	10,613.80
Balance Carried to Balance Sheet		550.00	550.00
		18,168.00	**14,243.57**
Basic and Diluted Earnings per Share (in Rupees)		**16.79**	**13.48**
Significant Accounting Policies & Notes on Accounts	'23'		

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 29th day of April, 2006

S. Talukdar
President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

Kumar Mangalam Birla – *Chairman*
D. Bhattacharya – *Managing Director*
M. M. Bhagat – *Director*

SCHEDULES

(Rs. in Million)

	As at 31st March, 2006	As at 31st March, 2005
SCHEDULE '1'		
SHARE CAPITAL		
AUTHORISED		
1,450,000,000 Equity Shares of Re.1/- each.	1,450.00	1,450.00
500,000 14% Free of Company's tax but subject to deduction of taxes at source at the prescribed rates, Redeemable Cumulative Preference Shares of Rs. 100/- each	50.00	50.00
	1,500.00	**1,500.00**
ISSUED AND SUBSCRIBED		
1,159,329,501 Equity Shares of Re.1/- each	1,159.33	927.81
	1,159.33	**927.81**
PAID-UP		
927,808,470 Equity Shares of Re.1/- each fully paid-up	927.81	927.81
231,521,031 Equity Shares of Re.1/- each (Called & paid-up of Re. 0.25 each)	57.88	—
	985.69	927.81
60,500 Less: Face value of Shares forfeited	0.06	0.06
	985.63	**927.75**
Add: Forfeited Shares Account (Amount Paid-up)	0.03	0.03
	985.66	**927.78**
Less: Calls-in-Arrears	—	0.01
	985.66	**927.77**

Note:

1. **Issued and Subscribed Share Capital includes:**
   (i). 231,521,031 Equity Shares issued during the year on Rights basis.
2. **Paid-up Equity Share Capital includes:**
   (i). 491,766,770 Equity Shares of Re. 1/- each fully paid-up allotted as fully paid-up Bonus Shares by Capitalisation of General Reserve and Capital Redemption Reserve.
   (ii). 6,000,000 Equity Shares of Re. 1/- each fully paid-up issued pursuant to a contract for consideration other than cash.
   (iii). 187,678,350 Equity Shares of Re. 1/- each fully paid-up allotted to the share holders of erstwhile Indo Gulf Corporation Limited (since amalgamated) pursuant to the Scheme of Arrangement without payment being received in cash.
   (iv). 2,995,220 Equity Shares of Re. 1/- each fully paid-up allotted to the share holders of Indian Aluminium Company Limited pursuant to the Scheme of Arrangement without payment being received in cash.

SCHEDULES

	As at 31st March, 2006	(Rs. in Million) As at 31st March, 2005
SCHEDULE '2'		
RESERVES AND SURPLUS		
CAPITAL RESERVE		
As per last Balance Sheet	4.00	—
Add: Created as per Scheme of Arrangement	—	4.00
	4.00	**4.00**
CAPITAL REDEMPTION RESERVE		
As per last Balance Sheet	**1,007.59**	**1,007.59**
SECURITIES PREMIUM ACCOUNT		
As per last Balance Sheet	9,291.17	11,393.91
Add: Rights Issue Premium received during the year	5,498.63	—
	14,789.80	11,393.91
Less: Rights Issue Expenses adjusted (Net of Taxes)	242.78	—
Less: Adjusted as per Scheme of Arrangement	—	2,102.74
	14,547.02	**9,291.17**
DEBENTURE REDEMPTION RESERVE		
As per last Balance Sheet	4,071.87	3,400.02
Add: Created as per Scheme of Arrangement	—	111.85
Add: Created during the year	750.51	960.00
	4,822.38	4,471.87
Less: Transferred to Profit and Loss Account on Redemption of Debentures	1,062.50	400.00
	3,759.88	**4,071.87**
GENERAL RESERVE		
As per last Balance Sheet	60,813.38	51,302.71
Less: Provision for Impairment	—	1,103.13
	60,813.38	**50,199.58**
Add: Transfer from Profit and Loss Account	14,394.99	10,613.80
	75,208.37	**60,813.38**
PROFIT AND LOSS ACCOUNT BALANCE	**550.00**	**550.00**
	95,076.86	**75,738.01**
SCHEDULE '3'		
SECURED LOANS		
A. Secured Redeemable Non-Convertible Debentures		
150 11.22% NCD of Rs. 1 crore each redeemable on 12th January, 2008 (Put/call option on 12th January, 2006) (Option exercised)	—	1,500.00
200 9.75% NCD of Rs. 1 crore each redeemable on 2nd July, 2008 (Put/ call option on 2nd July, 2006)	2,000.00	2,000.00
50 9.00% NCD of Rs. 1 crore each redeemable on 17th September, 2008 (Put/call option on 17th September, 2006)	500.00	500.00
60 7.95% NCD of Rs. 1 crore each redeemable on 15th July, 2009 (Put/ call option on 15th July, 2007)	600.00	600.00
25 6.95% NCD of Rs. 1 crore each redeemable on 23rd August, 2007 (Put/call option on 23rd August, 2005) (Option exercised)	—	250.00
75 7.20% NCD of Rs. 1 crore each redeemable on 23rd August, 2007 (Rs. 500.00 million) & 23rd August, 2009 (Rs. 250.00 million) (Put/call option on 23rd August, 2007 for Rs. 250.00 million only)	750.00	750.00
Carried over ...	**3,850.00**	**5,600.00**

(Rs. in Million)

SCHEDULE '3' (Cont'd...) SECURED LOANS (Cont'd...)		As at 31st March, 2006	As at 31st March, 2005
	Brought Forward ...	**3,850.00**	**5,600.00**
105	6.40% NCD of Rs. 1 crore each redeemable on 29th November, 2009 (Put/call option on 29th November, 2007)	1,050.00	1,050.00
	The above debentures are secured by mortgage of all immovable properties of the Renukoot plant, both present and future, save and except some of the Workers' Quarters, ranking pari passu with existing charge holders, and hypothecation of movable properties (excluding all current assets) of Renukoot plant, both present and future.		
50	9.95% NCD of Rs. 1 crore each redeemable on 14th June, 2006	500.00	500.00
486804	6.60% NCD of Rs. 1 thousand each redeemable on 20th November, 2007	486.80	486.80
100	6.39% NCD of Rs. 1 crore each redeemable on 15th September, 2009	1,000.00	1,000.00
	The 9.95% and 6.60% debentures have been secured jointly by mortgage of immovable properties of Belur plant, both present and future, ranking pari-passu with existing charge holders and hypothecation of movable properties of the Belur plant, both present and future (save and except current assets). The 6.39% debentures are secured / to be secured by mortgage of immovable properties of Hirakud Smelter and power plant, both present and future ranking pari-passu with existing charge holders and hypothecation of movable properties of Hirakud smelter and power plant, (save and except current assets) both present and future.		
3000	12.75% NCD of Rs. 5 lac each redeemable in five equal installments of Rs. 26.50 crore each on 4th December, 2002 (Redeemed), 4th December, 2003 (Redeemed), 4th December, 2004 (Redeemed), 4th December, 2005 (Redeemed) and 4th December, 2006 and Rs. 3.50 crore on 12th December, 2002 (Redeemed), 12th December, 2003 (Redeemed), 12th December, 2004 (Redeemed), 12th December, 2005 (Redeemed) and 12th December, 2006	300.00	600.00
4000	8.70% NCD of Rs. 5 Lac each redeemable on 23rd April, 2007	2,000.00	2,000.00
2000	8.10% NCD of Rs. 5 Lac each redeemable on 19th July, 2009 (Put/call option on 19th July, 2007)	1,000.00	1,000.00
1000	6.20% NCD of Rs. 5 lac each redeemable on 8th January, 2008	500.00	500.00
1000	5.95% NCD of Rs. 5 Lac each redeemable on 14th January, 2008	500.00	500.00
2500	6.50% NCD of Rs. 10 Lac each redeemable on 6th September, 2009	2,500.00	2,500.00
	These debentures are secured by mortgage of immovable properties of the Dahej plant, both present and future, ranking pari-passu with existing charge holders and hypothecation of the movable properties of Dahej plant, both present and future (save and except current assets). Additionally, the 12.75% debentures are also secured by a second charge on the current assets of that plant, ranking subordinate to the charge created / to be created in favour of those Bankers who have extended secured Working Capital facilities.		
B.	**Term Loans from Government of Uttar Pradesh under Subsidised Housing Scheme for Industrial Workers** Secured by hypothecation of Workers' Quarters (repayable within one year Rs. 0.19 million)	0.54	0.73
	Carried Over ...	**13,687.34**	**15,737.53**

(Rs. in Million)

SCHEDULE '3' (Cont'd...) SECURED LOANS (Cont'd...)	As at 31st March, 2006	As at 31st March, 2005
Brought Forward ...	**13,687.34**	**15,737.53**
C. **Loans from Scheduled Banks - Cash Credit and Export Credit Accounts** Rs. 1,175.98 million is secured by hypothecation of stocks of Raw Materials, Consumable Stores, Spares, Work-in-Progress and Finished Products of Renukoot plant, Rs. 515.71 million secured by hypothecation of stocks of Raw Materials, Consumable Stores, Spares, Work-in-Progress and Finished Products of all other aluminium plants (except Renusgar Power plant) and Rs. 19.59 million secured by hypothecation of stocks of Raw Materials, Consumable Stores, Spares, Work-in-Progress and Finished Products of Copper Business, both present and future, secured by way of joint equitable mortgage of the immovable assets, on second charge basis, of Copper Business, ranking pari-passu with other Lenders/Institutions.	1,711.28	1,775.65
D. **Rupee Term Loans from Scheduled Banks** The loan of Rs 9,950 million is secured/ to be secured by first charge on all immovable properties of the Company both present and future ranking pari-passu and hypothecation on all the assets both present and future of the Company ranking pari-passu with other charge holders and Rs 45 million secured by first charge on all immovable properties of the copper division both present and future ranking pari-passu and hypothecation on all the assets of copper division both present and future. (repayable within one year Rs. 45 million)	9,995.00	4,963.38
E. **Rupee Term Loans from Financial Institutions** Rupee Term loans from Financial Institutions are secured by joint equitable mortgage/hypothecation of all properties (save & except book debts) of the Copper Business of the Company, both present & future, ranking pari-passu inter-se, subject to prior charges created in favour of the Company's Bankers on specified movable assets for securing the borrowings for the working capital facilities and Hirakud Power assets (repayable within one year Rs. 0.34 million)	1.34	113.32
F. **Foreign Currency Term Loans from Banks** USD 12.5 million loan is secured by first charge on the movable properties, both present and future, located at the Taloja and Kalwa plants. The JPY loan equivalent to USD 50 million is secured by first charge on the immovable properties of the Dahej plant ranking pari-passu with the other charge holders and hypothecation of movable properties both present and future of the Dahej plant ranking pari-passu. (repayable within one year US $ 12.50 million)	2,885.37	6,639.08
G. **Foreign Currency Term Loans from Financial Institutions** Deffered payment Guarantee of the Bank is secured by first charge on all immovable properties of the Copper Business, both present and future, ranking pari-passu with other charge holders. (repayable within one year US $ 2.24 million)	200.14	294.42
	28,480.47	**29,523.38**

SCHEDULE '4' UNSECURED LOANS		
Employees' and other Deposits	261.49	268.25
Rupee Loans from Banks	150.00	55.02
Foreign Currency Loans from Banks	6,016.76	3,420.31
Foreign Currency Loans from Financial Institutions	—	1,484.11
Buyers' Credit	13,908.84	3,248.90
Sales Tax Deferral	216.82	—
	20,553.91	**8,476.59**

SCHEDULE '5'
FIXED ASSETS

(Rs. in Million)

	GROSS VALUE					DEPRECIATION					IMPAIRMENT				NET BOOK VALUE	
	As at 31st March, 2005	Addition on Amalgamation	Additions/ Adjustments	Deductions	As at 31st March, 2006	As at 31st March, 2005	Addition on Amalgamation	Additions/ Adjustments	Deductions	As at 31st March, 2006	As at 31st March, 2005	Additions/ Adjustments	Deductions	As at 31st March, 2006	As at 31st March, 2006	As at 31st March, 2005
A. Tangible Assets																
Mining Rights	269.31	—	15.57	—	284.88	117.69	—	15.21 (c)	—	132.90	—	—	—	—	151.98	151.62
Land & Site Development	938.20	—	68.29	0.01	1,006.48 (b)	31.29	—	7.02 (b)	—	38.31	10.64	—	—	10.64	957.53	896.27
Buildings	7,702.64	—	921.15	17.37	8,606.42 (a) (d)	1,489.57	—	207.55	4.37	1,692.75	140.81	8.95	—	149.76	6,763.91	6,072.26
Plant & Machinery	73,254.66	—	14,792.79	198.63	87,848.82 (e)	26,692.60	—	4,476.92	486.55	30,682.97	839.55	35.59	—	875.14	56,290.71	45,722.51
Vehicles & Aircraft	1,150.53	—	302.22	64.36	1,388.39	479.15	—	78.52	31.79	525.88	—	—	—	—	862.51	671.38
Railway Sidings	61.90	—	—	0.01	61.89	33.81	—	2.34	0.01	36.14	—	—	—	—	25.75	28.09
Furniture & Fittings	1,800.23	—	220.70	40.64	1,980.29	1,006.19	—	162.23	26.53	1,141.89	—	—	—	—	838.40	794.04
Live Stock	0.96	—	0.03	0.27	0.72	—	—	—	—	—	—	—	—	—	0.72	0.96
Road & Drainage	481.97	—	100.92	0.17	582.72	108.18	—	11.39	0.17	119.40	8.07	—	—	8.07	455.25	365.72
Leased Plant & Machinery	1,728.00	—	119.48	—	1,847.48	470.50	—	136.61	—	607.11	—	—	—	—	1,240.37	1,257.50
B. Intangible Assets																
Technological Licences	103.88	—	201.96	—	305.84 (h)	47.82	—	49.15	—	96.97	—	—	—	—	208.87	56.06
Computer Software	235.65	—	32.98	0.03	268.60 (h)	216.57	—	19.83	—	236.40	0.20	—	—	0.20	32.00	18.88
	87,727.93	—	16,776.09	321.49	104,182.53 (f) (g)	30,693.37	—	5,166.77	549.42	35,310.72	999.27	44.54	—	1,043.81	67,828.00	56,035.29
PREVIOUS YEAR	66,584.94	15,590.53	6,135.95	583.49	87,727.93	19,182.79	6,539.79	5,103.07	132.28	30,693.37	—	999.27	—	999.27		
C. Capital Work—in-Progress															8,329.17	13,229.81
															76,157.17	69,265.10

NOTES:

a. (i) Includes cost of ownership flat Rs. 16.57 million in co-operative Societies and Ownership office at Delhi Rs. 3.74 million. & at Bangalore Rs.12.57 million.

(ii) Building includes Rs. 4.14 million being contribution to the State Government for construction of road, the ownership of which vests with the State Government of Gujarat (Net Block Rs. 3.66 million)

b. (i) Leasehold Land amounting to Rs. 558.45 million written off proportionately, of which Rs 356.35 million is pending Registration.

(ii) Rs. 3.04 million towards alternate land made available to State Government for acquiring right to use the forest land, ownership of such land vests with the State Government of Gujarat.

c. Mining Rights amounting to Rs. 284.48 million for 20 years lease written off proportionately.

d. Buildings (Factory & Non Factory) includes Rs.163.56 million towards rights to use & occupy an office space in a building for which the Company has invested Rs.131.81 million in Shares & Debentures of a company.

e. (i) Rs. 340.07 million and Rs. 118.43 million being contribution to the State Government for laying the water pipeline and power lines respectively, the ownership of which vests with the State Government of Gujarat. (Net Block Rs. 204.66 million and Rs.71.33 million respectively).

(ii) Assets given on lease Rs. 332.97 million (Net Block Rs. 3.33 million) after adjustment of Lease Equalisation Fund Rs. 206.58 million

(iii) Assets taken on lease Rs. 1.09 million (Net Block Rs. 0.90million)

(iv) Assets taken on lease prior to 1.4.2001 - Rs. 1847.58 (Net Block Rs. 1147.25 million)

f. Assets held under co-ownership - Land Rs.5.23 million, Building Rs. 424.28 million, Vehicle Rs. 0.16 million, Aircraft Rs. 358.83 million, Furniture, Fixture, Air Conditioner, Office Equipment and Computer etc. Rs. 1.16 million.

g. Assets at Aditya Birla Centre, Mumbai - Land Rs. 232.17 million, Building Rs. 316.24 million, Plant, Machinery Rs. 33.61 million, Furniture, Fixtures, Air-Conditioner, Office Equipment, Telephone & Computer Rs. 54.89 million are held under co-ownership.

h. The useful life of Technological Licences is considered 4-5 years and that of Computer Software is considered 2-3 years.

SCHEDULES

(Rs. in Million)

SCHEDULE '6'	Face Value (Rupees)	Total Nos.	As at 31st March, 2006	As at 31st March, 2005
INVESTMENTS				
A. LONG TERM INVESTMENTS				
1. UNQUOTED				
a. Trade				
i. **Shares in Subsidiary Companies- Fully paid-up**				
Equity Shares of Dahej Harber & Infrastructure Limited	10	50,000,000	500.00	500.00
Equity Shares of Utkal Alumina International Limited (39,384,524 Equity Shares acquired during the year)	10	96,023,136	800.59	406.74
b. Other than Trade				
i. **Government Securities**				
Indira Vikas Patra (Amount Rs. 200.00) (*Amount Rs. 200.00) (Lodged as security deposit)				
National Plan Savings Certificates (Amount Rs. 1,000.00) (*Amount Rs. 1,000.00) (Lodged as security deposit)				
National Defence Certificates (Amount Rs. 200.00) (*Amount Rs. 200.00) (Lodged as security deposit)				
National Saving Certificates (includes Rs. 0.02 million lodged as security deposit)			0.25	0.37
ii. **Shares in Subsidiary Companies- Fully paid-up**				
Equity Shares of Minerals & Minerals Limited (including 606 shares held jointly with nominees)	10	50,000	1.66	1.66
Equity Shares of Renuka Investments & Finance Limited (including 10 shares held jointly with nominees)	10	9,250,000	92.50	92.50
15% Redeemable Cumulative Preference Shares of Renuka Investments & Finance Limited	100	150	0.02	0.02
Equity Shares of Renukeshwar Investments & Finance Limited (including 10 shares held jointly with nominees)	10	4,795,000	47.95	47.95
15% Redeemable Cumulative Preference Shares of Renukeshwar Investments & Finance Limited	100	150	0.02	0.02
Equity Shares of Lucknow Finance Company Limited	10	12,002,500	120.03	120.03
Equity Shares of Indal Exports Limited	10	140,000	1.40	1.40
Equity Shares of Aditya Birla Minerals Limited (16,000,000 Equity Shares acquired during the year)	AUD 1	159,820,001	4,807.63	4,269.89
Equity Shares of Birla Resources Pty Limited	AUD 1	650,000	17.89	17.89
Equity Shares of Suvas Holdings Limited	10	188,700	1.89	1.89
Equity Shares of Indian Aluminium Company Limited	2	69,160,477	138.32	138.32
iii. **Other Shares, Debentures and Bonds- Fully paid-up**				
Ordinary Shares of Birla International Limited	CHF 100	2,500	5.29	5.29
Equity Shares of Ganesh Krupa Co-operative Housing Society Limited (Amount Rs. 1,000.00) (*Amount Rs. 1,000.00)	50	20		
Equity Shares of Ivory Tower Premises Co-operative Housing Society Limited (Amount Rs. 250.00) (*Amount Rs. 250.00)	50	5		
Equity Shares of IDEA Cellular Limited	10	228,340,226	2,283.40	2,283.40
Equity Shares of Sanjana Cryogenic Limited	10	780,000	31.20	31.20
Equity Shares of Aditya Birla Science & Technology Limited (acquired during the year)	10	24,500	0.25	—
3.50% Redeemable Cumulative Preference Shares of Aditya Birla Health Services Limited (500,000 Equity Shares acquired during the year)	100	25,000,000	250.00	200.00
7.90% Corporation Bank Bonds (purchased during the year)	1000000	300	300.00	—
Carried Over ...			**9,400.29**	**8118.57**

(Rs. in Million)

SCHEDULE '6' (Cont'd...) INVESTMENTS (Cont'd...)	Face Value (Rupees)	Total Nos.	As at 31st March, 2006	As at 31st March, 2005
Brought forward ...			9,400.29	8118.57
2. QUOTED				
a. Trade				
i. **Shares in Subsidiary Companies-Fully paid-up**				
Equity Shares of Bihar Caustic & Chemicals Limited (17,700 Nos. of Equity Shares purchased during the year under BCCL Open offer)	10	12,004,987	124.55	122.26
ii. **Other Shares, Debentures and Bonds-Fully paid-up**				
Equity Shares of Tanfac Industries Limited (sold during the year)	10	—	—	9.96
b. Other than Trade				
i. **Government Securities**				
11.40% GOI Stock 2008 (Refer Note No. 7 in Schedule '23')	50,000,000	1	55.08	61.71
ii. **Other Shares, Debentures and Bonds-Fully paid-up**				
Equity Shares of National Aluminium Company Limited (965,657 Equity Shares sold during the year)	10	8,378,644	777.85	873.35
Equity Shares of Aditya Birla Nuvo Limited	10	7,663,535	488.47	488.47
Equity Shares of Grasim Industries Limited	10	2,299,059	850.40	850.40
Equity Shares of State Bank of India	10	500	0.05	0.05
Equity Shares of SBI Home Finance (Now delisted temporily)	10	150,000	0.83	0.83
Equity Shares of HDFC Bank Limited	10	1,000	0.01	0.01
Equity Shares of ICICI Bank Limited (Amount Rs 4,000.00) (*Amount Rs 4,000.00)	10	400		
6.75% Tax Free US 64 Bonds of Unit Trust of India (Refer Note No. 7 in Schedule '23')	100	140,200	14.02	14.02
7.25% Redeemable Taxable Non-Convertible bonds of HDFC Limited (purchased during the year)	500000000	1	492.42	—
iii. **Units of Mutual Funds**				
Units of Mutual Funds		2,000,000	13.10	13.10
B. CURRENT INVESTMENTS				
1. UNQUOTED				
a. Other than Trade				
i. **Units of Mutual Funds**				
Units of Debt Schemes of various Mutual Funds #		2,524,390,462.231	27,496.04	26,468.72
			39,713.11	**37,021.45**
Aggregate Book Value:				
Unquoted			9,400.29	8,118.57
Quoted			2,803.68	2,421.06
Units of Mutual Funds			27,509.14	26,481.82
			39,713.11	**37,021.45**
Aggregate Market Value/ Repurchase Price:				
Quoted			14,002.31	8,025.92
Units of Mutual Funds			27,781.13	26,723.86
			41,783.44	**34,749.78**

** Represent figures for previous year.*

 # During the year the Company has purchased and sold 3,786,675,729,448.22 Units of Debt Schemes of various Mutual Funds.

SCHEDULES

(Rs. in Million)

	As at 31st March, 2006	As at 31st March, 2005
SCHEDULE '7'		
INVENTORIES (As valued and certified by the Management) (including in transit)		
Stores, Spare-parts etc.	2,302.84	1,708.42
Coal and Fuel	612.94	643.36
Raw Materials (including offset hedging cost Rs. 13.27 million)	15,867.11	10,492.77
Work-in-Progress	20,576.53	9,086.64
Finished Goods	1,373.96	1,621.05
Excise Duty on Stocks	217.50	192.94
	40,950.88	**23,745.18**
SCHEDULE '8'		
SUNDRY DEBTORS		
(Unsecured Considered Good, except otherwise stated)		
Over six months (including Rs. 137.40 million doubtful)	690.13	255.95
Others (including Rs. 5,126.05 million secured & Rs. 31.41 million from Subisidary Companies)	11,931.28	7,712.42
	12,621.41	**7,968.37**
Less: Provision for doubtful debts	137.40	94.70
	12,484.01	**7,873.67**
SCHEDULE '9'		
CASH AND BANK BALANCES		
Cash Balance on hand	4.20	3.78
Cheques and Drafts in hand	1,816.20	275.36
Balance with Scheduled Banks:		
In Current Accounts	569.48	694.19
In E.E.F.C. Account	0.13	0.56
In Deposit Account	6,691.38	2,973.53
In Escrow Account	30.72	7.84
In Unpaid Dividends Account	55.87	50.34
In Account of Nominees for sale proceeds of Fractional Coupons of Shares	4.39	3.73
Balance with Non-Scheduled Banks:		
In Current Accounts with Municipal Co-operative Bank Limited, Mumbai (maximum balance held at any time during the year Rs. 0.88 million)	0.48	0.36
	9,172.85	**4,009.69**
SCHEDULE '10'		
OTHER CURRENT ASSETS		
Accrued Interest		
On Investments	8.49	1.18
On Inter Corporate Deposits and Deposit in Banks	78.51	31.23
On Others (including Rs. 7.72 million from Subsidiary Companies)	37.27	12.04
Accrued Exports Incentives	2,323.07	377.77
	2,447.34	**422.22**

(Rs. in Million)

	As at 31st March, 2006	As at 31st March, 2005
SCHEDULE '11'		
LOANS AND ADVANCES		
(Unsecured Considered Good, unless otherwise stated)		
Advance and Loan to Subsidiary Companies	944.65	212.27
Loan to Employees	178.28	201.77
Inter Corporate Deposits	589.24	631.47
Advances recoverable in cash or in kind or for value to be received and/or to be adjusted (including doubtful/under litigation Rs. 29.94 million)	2,214.95	2,611.97
Prepaid Expenses	234.76	214.67
Balance with Customs, Port Trusts, Excise etc.	681.29	11.51
Security and other Deposits (including Rs. 0.78 million Receipts of Deposits in Bank/ Post Office Savings Bank Pass book lodged with Government Departments)	810.94	770.64
Excise, Customs and other Claims Receivable	1,973.78	3,714.67
Trident Trust (Refer Note No. 10 (v) in Schedule '23')	344.52	344.52
	7,972.41	**8,713.49**
SCHEDULE '12'		
CURRENT LIABILITIES		
Sundry Creditors (including Rs. 5.72 million outstanding dues of SSI undertakings)	19,745.30	14,274.60
Customers' Credit Balances and Advances against orders	524.99	407.18
Subsidiary Companies	12.17	279.84
Security Deposits Refundable	428.99	123.09
Investor Education and Protection Fund shall be credited by the following:		
Unpaid Dividends	55.87	50.34
Unpaid matured Debentures	0.21	0.21
Unpaid Application Money	30.72	—
Unpaid matured Fixed Deposits	0.56	0.97
Unpaid Interest on above	0.70	0.90
Unclaimed amount of Fractional Coupons of Shares	4.39	3.73
Interest accrued but not due on Debentures, Loans and Deposits	604.81	715.37
Other Liabilities	586.91	627.45
	21,995.62	**16,483.68**
SCHEDULE '13'		
PROVISIONS		
Proposed Dividends	2,168.38	1,855.61
Tax on Proposed Dividends	304.12	260.25
Provision for Income Tax (Net) (Refer Note No. 2 (III) (a) in Schedule '23')	6,439.51	6,117.24
Post-retiral benefits	442.18	377.95
Others (including Rs. 145.00 million refer Note No. 2 (II) in Schedule '23')	177.47	87.20
	9,531.66	**8,698.25**
SCHEDULE '14'		
MISCELLANEOUS EXPENDITURE		
(To the extent not written off or adjusted)		
Compensation under Voluntary Retirement Scheme (Rs. 29.05 million added during the year)	60.00	93.86
	60.00	**93.86**

(Rs. in Million)

SCHEDULE '15' GROSS SALES AND OPERATING REVENUES	Tonnes 2005-06	Tonnes 2004-05	For the year ended 31st March, 2006	For the year ended 31st March, 2005
A. Sales				
Aluminium:				
Hydrate and Alumina (Standard Metallurgical & Specials)	388,646	322,828	8,007.38	5,695.54
Aluminium Ingots/Billets	146,785	158,518	14,479.94	14,374.77
Rolled Products	151,568	144,158	18,602.51	16,380.02
Extruded Products	32,181	28,453	4,102.07	3,379.28
Conductor Redraw Rods	67,895	62,841	7,045.36	5,908.00
Aluminium Foils	26,003	26,004	4,847.28	4,542.90
Aluminium Wheels	Pcs. 199,403	Pcs. 111,045	373.67	197.75
Conversion Charges	2,904	2,502	96.98	93.93
Miscellaneous			1,366.85	1,113.19
			58,922.04	**51,685.38**
Copper:				
Continuous Cast Copper Rods	88,331	87,924	17,795.00	14,773.56
Copper Cathodes	127,061	126,452	24,421.95	17,965.50
Sulphuric Acid	294,740	268,592	471.59	434.41
DAP & Complexes	217,176	302,436	3,187.53	4,181.69
Gold	6.740	5.300	4,515.89	3,205.26
Silver	35.970	34.900	401.88	352.18
Miscellaneous			1,091.88	395.67
			51,885.72	**41,308.27**
Net Sales			**110,807.76**	**92,993.65**
Excise Duty			10,798.88	9,571.68
Gross Sales			**121,606.64**	**102,565.33**
B. Operating Revenues				
Exports Incentives			2,743.70	1,851.67
Miscellaneous Receipts and Claims (Net)			413.30	385.85
			3,157.00	**2,237.52**
			124,763.64	**104,802.85**

SCHEDULES

(Rs. in Million)

SCHEDULE '16' OTHER INCOME	For the year ended 31st March, 2006	For the year ended 31st March, 2005
Rent Received	24.87	14.62
Profit/(Loss) on Fixed Assets sold/discarded (Net)	(7.65)	77.66
Income from Investments*		
Income from Current Investments		
Dividend	944.31	641.60
Profit/(Loss) on sale of Investments (Net)	85.80	145.22
Diminution in carrying cost of Investments/written back (Net)	(10.86)	—
Income from Long Term Investments		
Interest on other Investments	13.15	7.09
Dividend (including Rs.9.60 million from Trade Subsidiary Company and Rs.0.50 million on other Trade Investment)	142.65	152.67
Profit/(Loss) on sale of Investments (Net)	515.38	399.45
Diminution in carrying cost of Investments/written back (Net)	(6.63)	—
Interest on Inter Corporate Deposits and Deposit in Banks*	125.76	119.66
Interest from Others* (including Rs. 314.53 million from Income Tax Dept. and Rs. 27.24 million from Subsidiary Companies)	487.91	1,142.48
Miscellaneous Income (including Guarantee Commission of Rs. 36.97 million from a subsidiary company)	124.42	—
	2,439.11	**2,700.45**

* *Tax deducted at source on Interest received Rs. 73.38 million.*

SCHEDULE '17' RAW MATERIALS CONSUMED	Tonnes 2005-06	Tonnes 2004-05		
Bauxite	3,383,231	3,251,628	3,164.25	2,690.16
Aluminium	2,388	14,533	234.43	1,247.84
Aluminium Fluoride	6,244	5,312	290.88	228.18
Caustic Soda	126,619	119,348	2,288.49	1,726.55
Calcined Petroleum Coke	167,306	158,348	2,325.34	2,066.86
Cathode Blocks	1,104	2,434	85.85	152.72
Pitch	45,913	44,640	645.80	652.84
Copper Concenterate	808,211	741,358	51,619.95	32,854.55
Rock Phosphate	379,415	452,613	1,219.12	1,455.18
Ammonia	46,742	63,787	702.45	877.97
Other Materials			3,252.92	2,270.80
			65,829.48	**46,223.65**

SCHEDULE '18' MANUFACTURING AND OPERATING EXPENSES		
Consumption of Stores, Spare Parts and Tools (including for repairs)	3,100.39	2,780.91
Power and Fuel (including cost of own generation)	17,955.94	15,347.87
Repairs, Renewals and Replacements:		
To Buildings	188.01	127.62
To Machinery	858.97	787.26
To Others	245.04	220.63
	1,292.02	**1,135.51**
Conversion, Fabrication and other Operating Expenses	874.99	848.09
	23,223.34	**20,112.38**

SCHEDULES

	(Rs. in Million) For the year ended 31st March, 2006	For the year ended 31st March, 2005
SCHEDULE '19'		
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES		
Salaries, Wages, Bonus, Ex-gratia and Pension (including for repairs)	3,498.18	3,070.98
Employees Welfare Expenses	558.27	500.74
Provision/Contribution to Employees' Gratuity Fund	212.23	208.18
Contribution to Provident and other Funds	358.94	336.34
	4,627.62	**4,116.24**
SCHEDULE '20'		
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER OVERHEADS		
Rates and Taxes (Net)	75.42	32.66
Rent	148.74	123.11
Insurance	366.63	364.99
Miscellaneous Expenses (including Rs. 5.33 million Law Charges to a Firm of Solicitors in which a Director is a partner)	1,086.07	958.76
Travelling & Conveyance	329.60	313.07
Donation	87.07	135.34
Auditors' Remuneration	10.70	8.48
Cost Audit Fee and Expenses	0.54	0.65
Research and Development Expenses	26.14	21.92
Royalty	32.26	41.17
Discount on Sales	79.52	103.31
Commission on Sales	259.54	282.16
Freight, Forwarding and Handling Charges (Net)	2,157.17	2,003.00
Provision for doubtful debts/(written back) (Net)	34.70	31.96
Bad Debts written off	9.18	3.75
Miscellaneous Expenditure written off	62.91	60.69
Directors' Fees	0.43	0.41
Directors' Commission	35.00	15.00
Liability no longer required written back	(433.72)	(100.93)
	4,367.90	**4,399.50**
SCHEDULE '21'		
(INCREASE)/DECREASE IN STOCKS		
Closing Stocks:		
Work-in-Progress	20,576.53	9,086.64
Finished Goods	1,373.96	1,621.05
	21,950.49	**10,707.69**
Less:		
Opening Stocks		
Work-in-Progress	9,086.64	5,707.48
Finished Goods	1,621.05	990.87
Stock transfer of trial production of Copper-III & ALF3		
Work-in-Progress	788.57	—
Finished Goods	115.83	—
Stock transferred pursuant to the Scheme of Arrangement		
Work-in-Progress	—	1,005.74
Finished Goods	—	447.12
	11,612.09	**8,151.21**
	(10,338.40)	**(2,556.48)**
SCHEDULE '22'		
INTEREST AND FINANCE CHARGES		
Interest on Debentures and other Fixed Loans	1,657.44	1,582.19
Interest on Others	598.39	459.72
Other Finance Charges	289.72	—
	2,545.55	**2,041.91**
Less: Interest Capitalised	293.87	342.35
	2,251.68	**1,699.56**

SCHEDULE '23'

SIGNIFICANT ACCOUNTING POLICIES & NOTES ON ACCOUNTS

A SIGNIFICANT ACCOUNTING POLICIES

1 FIXED ASSETS

Fixed Assets are stated at cost. Cost includes borrowing costs and other related overheads incurred during the period of construction.

2. INTANGIBLE ASSETS

Intangible assets are stated at cost. Cost includes any directly attributable expenditure on making the asset ready for its intended use.

3. DEPRECIATION AND AMORTISATION

(a) Depreciation on Fixed Assets has been provided for on Straight Line Method at the rates and manner prescribed under Schedule XIV to the Companies Act, 1956, as amended.

(b) Leasehold land/mining rights are amortised over the period of lease.

(c) Assets where ownership vests with the Government Authorities are amortised at the rates of depreciation specified in schedule XIV to the Companies Act, 1956.

(d) Intangible assets are amortised over their estimated useful life.

4. IMPAIRMENT

Impairment loss is recognized wherever the carrying amount of an asset is in excess of its recoverable amount and the same is recognized as an expense in the statement of profit and loss and carrying amount of the asset is reduced to its recoverable amount.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased.

5. LEASES

(a) Assets taken on finance lease (including that prior to 1st April 2001) are capitalised and finance charges are charged to statement of profit and loss on accrual basis.

(b) Lease payments under an operating lease recognised as expense in the statement of profit and loss as per terms of lease agreement.

6. INVESTMENTS

(a) Long term Investments are carried at cost after deducting provision, in cases where the fall in market value has been considered of permanent nature.

(b) Current investments are stated at lower of cost and fair value.

7. INVENTORIES

(a) Inventories of stores and spare parts are valued at or below cost after providing for cost of obsolescence and other anticipated losses, wherever considered necessary.

(b) Machinery spares which can be used only in connection with an item of Fixed Asset and whose use is not of regular nature are written off over the estimated useful life of the relevant asset.

(c) Inventories of items other than those stated above are valued 'At cost or Net Realizable Value, whichever is lower'. Cost is generally determined on weighted average cost basis and wherever required, appropriate overheads are taken into account. Net Realizable Value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

SCHEDULE '23' (Cont'd)

SIGNIFICANT ACCOUNTING POLICIES & NOTES ON ACCOUNTS (Cont'd)

8. FOREIGN CURRENCY TRANSACTIONS

(a) Year-end balance of foreign currency transactions is translated at the year-end rates and the corresponding effect is given in the respective accounts. Transactions completed during the year are adjusted on actual basis.

(b) In respect of transactions covered by Forward Foreign Exchange Contracts, the difference between the forward rate and exchange rate at the inception of contract is recognised as income or expense over the life of the contract except for contracts relating to liabilities incurred for purchase of Fixed Assets, the difference thereof is adjusted in the carrying amount of respective Fixed Assets.

(c) Transactions covered by cross currency swap and options contracts to be settled on future dates are recognised at the year-end rates of the underlying foreign currency. Effects arising of swap contracts are being adjusted on the date of settlement.

9. RETIREMENT BENEFITS

(a) Year-end liability for Superannuation benefits to the eligible employees are provided and funded to approved funds.

(b) Year-end liability on account of Gratuity is provided for on actuarial valuation basis. In respect of the aluminium business such amount is funded with an approved fund.

(c) Leave Encashment benefits are provided for on actuarial basis.

10. RECOGNITION OF INCOME AND EXPENDITURE

Income & Expenditure are recognised on accrual basis and provision is made for all known expenses.

11. BORROWING COSTS

Borrowing cost directly attributable to the acquisition or construction of qualifying assets are capitalised. Other borrowing costs are recognised as expenses in the period in which they are incurred.

12. TAXATION

Provision for current income tax is made in accordance with the Income Tax Act, 1961. Deferred tax liabilities and assets are recognised at substantively enacted tax rates, subject to the consideration of prudence, on timing difference, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Fringe Benefit Tax (FBT) is accounted for on the estimated value of fringe benefits for the period as per the related provisions of the Income-tax Act.

13. MANAGEMENT OF METAL PRICE RISK

Risks associated with fluctuations in the price of the Company's products (copper, alumina and aluminium) and precious metals are minimised by hedging on futures market. Speculative operations in the futures market are not done. The results of metal hedging contracts /transactions are recorded at their settlement as part of raw material cost or sales as the case may be. Portion of the cash flow to the extent of underlying physical transactions having not been completed is carried forward as receivables /payables till the completion of the underlying physical transaction.

14. PROVISION

A provision is recognized when an enterprise has a present obligation as a result of past event; it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are not discounted to present value and are determined based on best estimate required to settle the obligation at the balance sheet date. These are reviewed at each balance sheet date and adjusted to reflect the current best estimates.

15. CONTINGENT LIABILITY

Contingent liabilities are not provided for in the accounts and are disclosed by way of Notes.

(Rs. in Million)

SCHEDULE '23' (Cont'd)

B. NOTES ON ACCOUNTS

	As at 31st March, 2006	As at 31st March, 2005
1. Capital Commitments outstanding (Advance/Deposit paid Rs 2270.74 million)	12217.11	9654.80
2. (I) Contingent Liabilities not provided for in respect of:		
(a) Claims/Disputed liabilities not acknowledged as debt:		
Following demands are disputed by the Company and are not provided for:		
i) Demand notice by Asstt. Collector Central Excise Mirzapur for excise duty on power generated by company's captive power plant, Renusagar Power Co. Ltd (Since amalgamated). * Writ petition pending with Delhi High Court, Delhi. Earlier demand raised was quashed by Delhi High Court. The amount has been sequestered in the Aluminium Regulation account. According to the terms of settlement dated 5.12.83 between the Central Govt. and the Company, this amount will be reimbursed to the Company in the event the case is decided against the Company.	91.21	91.21
ii) Demand of interest on past dues of the Aluminium Regulation account upto 31.12.1987. * The demand is in dispute with Controller of Aluminium Regulation Account.	63.29	63.29
iii) Retrospective Revision of Water Rates by UP Jal Vidyut Nigam Limited (April 1989 to June 1993 & Jan 2000 to Jan 2001) * Writ petition pending with Lucknow Bench of Allahabad High Court. The demand stayed vide order dated 11.5.2001	40.80	40.80
iv) Transit fees levied by Divisional Forest officer, Renukoot on coal and bauxite. * Appeal pending with Allahabad High Court and payment of transit fee has been stayed. According to legal opinion received by the Company, the forest department has no authority to levy such fee.	232.11	52.05
v) M.P Transit Fee on Coal demanded by Nothern Coal Fields Limited * Writ petition pending with Jabalpur High Court. The Company has paid Rs 105.90 million to NCL under protest subject to the final conclusion of the writ petition.	135.79	112.48
vi) Withholding Tax on payment of fees on GDR issue. * Appeal pending before Income Tax Appellate Tribunal, Mumbai. Demand adjusted against refund due to the Company.	91.56	91.56
vii) Imposition of Cess on Coal by Shaktinagar Special Area Development Authority. * Appeal pending before Allahabad High Court, Allahabad. Demand and levy stayed. According to legal opinion received by the Company, the state has no power to tax the mineral since this field is covered under Mines and Minerals Development and Regulation Act.	34.10	31.40
viii) Demand of Royalty on Vanadium by District Mining officer, Lohardaga. * Appeal pending with Allahabad High Court, Allahabad. The demand stayed on certain conditions which has been fulfilled by the Company.	78.84	12.90
ix) The demand of Excise Duty on gold * Appeal pending with Customs, Excise and Service tax Appellate Tribunal, West Zone, Mumbai.	1557.70	1557.70
x) Demand for disallowances for depreciation claim and other claim on the leased assets by lessor * Matter is pending with Lessor.	145.10	—
xi) Demand for non-payment of sales tax on leased assets. * Matter Settled.	—	212.26
xii) Tax under MPGATSVA, 2005 @ 5% on basic price of coal w.e.f. 30-9-2005 by M.P. State Government. * Writ petition is being filed before the High Court of Madhya Pradesh at Jabalpur.	48.35	—
xiii) Demand raised on provisional assessment for entry tax * Writ petition pending before High Court Allahabad and demand stayed.	92.07	—

(Rs. in Million)

	As at 31st March, 2006	As at 31st March, 2005
SCHEDULE '23' (Cont'd)		
B. NOTES ON ACCOUNTS (Cont'd)		
xiv) Demand raised on assessment under CST Act & UP Sales Tax Act for entry tax. * Appeal has been filed with appropriate Authority.	60.79	—
xv) Revision of surface rent on land by Government of Jharkhand w.e.f. 16-6-2005. * Matter is in dispute at Jharkhand High Court.	17.60	—
xvi) Demand for duty on loading and transportation charges on scrap. * Appeal has been filed with appropriate Authority.	10.26	8.98
xvii) Demand for reversal of difference between duty paid and credit taken in returned material. * Appeal has been filed with appropriate Authority.	15.80	—
xviii) CST demand on reopening of assessments for earlier years * Appeals have been filed.	65.11	—
xix) Other Contingent Liabilities in respect of Excise, Customs, Sales Tax etc. each being for less than 10 millions * The demands are in dispute at various legal forums.	78.06	75.87
*** Status indicating uncertainties.**		
(b) i) Bills discounted with Banks.	622.93	468.14
ii) Guarantees outstanding (includes corporate guarantees of Rs. 9,234.28 given on behalf of subsidiary companies).	9,384.28	12,595.15
iii) Letters of Credit Outstanding.	513.60	684.17
iv) Bank Guarantees & Bonds.	472.27	249.54
(c) The Company has received supplementary bills on account of revision in rate of power for Main Supply from the UPSEB for the period 15th May1976 to 30th June 1980 and the same remains unprovided for as disputed by the Company.	50.10	50.10

(d) 228,340,226 Equity Shares of Rs.10/- each fully paid up in IDEA Cellular Ltd. are held by the Company as investment. Out of the above 115,187,999 shares of Rs. 10/- each have been pledged for securing financial assistance granted by the lenders to that company.

2 (II) Provisions:

(Rs. in Million)

Nature	Opening Balance	Addition	Utilisation	Closing Balance
Excise duty on electricity	54.73	-	-	54.73
Sales tax	-	18.48	0.11	18.37
Others	-	71.90	-	71.90
Total	54.73	90.38	0.11	145.00

a) The provision for excise duty and sales tax are on account of legal matters, where the company anticipates probable outflow. The amount of provision is estmate by the Company considering the facts and circumstances of each case for which cash flow will be determined on settlement of these matters.

b) Provision for others is on account of dispute pertaining to non-supply of material to a customer.

(III) a) Balance in provision for income tax account is after netting-off the payments made and refunds received since the appeals filed by the Company and the Department are pending before appellate authorities.

b) Provision for taxation for the year has been worked out after considering the effect of favourable appellate decision.

(IV) The Company has given undertakings to various Financial Institutions for non-disposal of shares held in Bihar Caustic & Chemicals Ltd. and 57,085,060 shares of Rs 10/- each of IDEA Cellular Ltd. till the Institutional loans are repaid in full.

SCHEDULE '23' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

3. (a) The Company has export obligations of Rs 13,213.76 million (USD 288.50 million) against the Import Licences taken for import of capital goods under Export Promotion Capital Goods Scheme.

   (b) The Company has export obligation of Rs 4774.75 millions (USD 106.99 million) against the Advance Licence.

4. (a) The exchange rate difference (loss) amounting to Rs.42.87 million (net) in connection with acquiring fixed assets has been adjusted in the carrying amount of the relevant fixed assets.

   (b) Exchange gain/loss amounting to Rs. 775.84 million (Net loss) (Previous year loss of Rs.104.18 million) have been accounted for under respective heads of account, viz. Sales & conversion charges loss of Rs.168.40 million (Previous year loss of Rs. 56.04 million), Raw Material consumed loss of Rs.340.98 million (Previous year gain of Rs. 0.73 million), Manufacturing expenses loss of Rs. 0.22 million (Previous year loss of Rs. 0.04 million), Selling, Distribution, Administration and Other expenses loss of Rs.11.30 million (Previous year gain of Rs. 1.04 million)and Interest loss of 254.94 million (Previous Year loss of Rs 49.87 million).

   (c) Exchange difference of Rs 22.65 million in respect of un-expired period of forward cover contracts will be recognized in the profit and loss account in subsequent year.

   (d) The Company has entered into cross currency swap and options transactions in respect of long term borrowings, which will be settled on future date. Since the fluctuations and resultant effect in the intervening period in respect of these transactions cannot be fairly estimated, the effect of these transactions will be accounted for in the year in which the contracted settlements takes place.

5. Upon allotment of 231,521,031 equity shares of Re 1/- each at a premium of Rs 95/- per share on rights basis on 15th February 2006, paid-up capital of the Company has increased from Rs 927.77 million to Rs 985.66 million. Issue expenses amounting to Rs 365.97 million net of its tax effect has been adjusted against Securities Premium Account. The proceeds of the rights issue at 25% of issue price amounting to Rs 5556.50 million has been utilized for the purpose of defraying related issue expenses mentioned earlier and subscription to shares of a subsidiary company to the tune of Rs 148.89 million while balance amount is temporarily invested in short term liquid securities. Basic and diluted EPS for the year ended 31st March 2006 have been calculated taking into account the effect of this rights issue.

6. The Company has acquired certain movable and immovable assets as one lot at Mouda, Nagpur from Asset Reconstruction Company of India Limited (Arcil) on 4th March 2006 and total cost of acquiring these assets have been allocated to individual asset based on report submitted by a reputed chartered valuer appointed for this purpose.

7. The Company has earmarked 11.40% GOI, Stock 2008 of the face value of Rs 50 million, book value being Rs. 55.09 million, 140,200, 6.75% Tax Free US 64 Bonds of Unit Trust Of India of the face value Rs.100/-, each cost being Rs. 14.02 million in compliance with the provisions of Rule 3A of the Companies (Acceptance of Deposits) Rules, 1975 (as amended).

8. Export Incentives under Operating Revenues in Schedule 15 includes Rs 861.25 million and Rs 1038.08 million being benefit under Target Plus Scheme accrued in relation to exports made during previous year and current year, respectively, as per Foreign Trade Policy. Benefit under this scheme in respect of exports of previous year accounted during the year as necessary guidelines for claiming this benefit were, issued during current year.

9. In view of unviable operation, impairment loss of Rs 44.54 million has been recognized during the current year over and above Rs 94.30 million recognized in the previous year in respect of Kaolin plant based on estimated net selling price.

	As at 31st March, 2006	As at 31st March, 2005
10. Loans and Advances includes -		
(i) (a) Due from Officers (Maximum balance during the year Rs.0.16 million)	—	0.07

(b) Payments made to Rosa Power Supply Co. Ltd. Rs. 20.99 million (maximum balance Rs. 20.99 million), Bina Power Supply Co. Ltd. Rs. 341.44 million (maximum balance Rs. 391.44 million) and Birla Telecom Ltd. Rs. 1.47 million (maximum balance Rs. 1.47 million) to be adjusted against the value of the Equity Shares to be issued by such companies in the event the relative projects are implemented after receipt of all regulatory approvals.

SCHEDULE '23' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

(ii) To Subsidiary Companies:

(Rs. in Million)

	As at 31st March, 2006	Maximum amount outstanding during the year
Renukeshwar Investments & Finance Limited	0.04	0.04
Renuka Investments & Finance Limited	0.01	0.01
Bihar Caustic & Chemicals Ltd.	252.72	252.72
Lucknow Finance Company Limited (without interest)	54.85*	54.85
Utkal Alumina International Limited	0.32	205.19
Indal Exports Ltd	0.07	0.07
Indian Aluminium Co. Ltd.	4.99	5.05
Aditya Birla Minerals Ltd.	455.37	457.15
Birla (Nifty) Pty Ltd	87.16	1,012.97
Birla Mt. Gordon Pty Limited	89.12	89.12

*with no repayment schedule

(iii) Inter Corporate Deposits:

(a) Inter Corporate Deposit aggregating to Rs. 170.76 million (maximum balance Rs.170.76 million) made to Aditya Birla Power Company Ltd. on interest pursuant to MOU entered into with the company for development of new projects.

(b) Inter Corporate Deposit aggregating to Rs. 218.49 million (maximum balance Rs. 218.49 million) made to Aditya Birla Management Corporation Ltd. (ABMCL) bearing interest.

(c) The company is one of the promoter member of ABMCL, a company limited by guarantee which has been formed to provide a common pool of facilities and resources to its members, with a view to optimise the benefits of specialisation and minimise cost for each member. The company has participated in the common pool and has shared the expenses incurred by ABMCL and accounted for these under appropriate heads.

(iv) Amount paid of Rs. 98.00 Million to Aditya Birla Science and Technology Ltd to be adjusted against equity/preference shares or inter corporate deposit.

(v) Balances with Trident Trust representing 16,31,613 equity shares of the Company issued pursuant to the Scheme of Arrangement approved by the Hon'ble High Courts at Mumbai and Allahabad vide their Order dated 31st October, 2002 and 18th November, 2002, respectively, to the Trident Trust, which is created wholly for the benefit of the Company and is being managed by trustees appointed by it.

11. Extraordinary item of Rs. 30.22 millions represents write back of excess provision made for demerger expenses.

12. Although the Market value of certain quoted investments (as reflected in Schedule "6") and the book value of certain unquoted investments (amount not ascertained) is lower than cost, considering the strategic and long term nature of the investments and assets base of the investee companies, in the opinion of the management such decline is temporary in nature and accordingly no provision is necessary for the same.

13. The Name of the Small Scale Industries to whom the Company owes any sum together with interest outstanding for more than thirty days are as follows :

Udyogi Plastics (P) Ltd, Madhabi Engineering Works, K M Udyog, Mars Engineering Industries, Metalcrafts, Prakash Engineering Works, J. M. Hatkar, Pavan Chemicals, Textile Inland Agencies, Orissa Agricultural Industries, Sasha Rubber Works, Universal Sheet Metal Engg. Works, Altop Controls, Mas Sealing Systems Pvt Limited, Konark Tar Products (P) Ltd, Utkal Foundry, Universal Sheet Metal Engg. Works, I.S.A. Services Pvt. Ltd, B & A Multiwal Packaging Ltd, Atlas Industrial Corporation, Agarwal Industries, Aerovent Projects P.Ltd., Alba Security System P. Ltd., Brassomatic Pvt. Ltd., BVM Compreesor Spares Syndicate, Chemical India Company, Chetan Enterprises, Cut Fast Enterprises, Chino Laxsons India Ltd., Deep-Tee Industries, Darling Muesco India P. Ltd., Electro Service India, El-Digi Systems Pvt. Ltd., Electro Enterprises, Energo Engg. Project

SCHEDULE '23' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

Pvt. Ltd., Flexican Bellows & Hoses (P) Ltd., Finishing Furnace Systems India P Ltd., Grip Engineers P. Ltd., Hindustan Rope Works, Hazra Engineering Co., Hind Polyfabs Pvt. Ltd., Hyd-Air Engineering Works Lonavala, Hindustan Rubber Silvassa, ITL Industries Limited, Indoflex, Jagdamba Saw Mill, Krib India Electrol Industries, Kay International, Katalist Consultant P. Ltd., Kinergy India Ltd., Kailash Paper Conversion P. Ltd, Lubcon Universal P. Ltd., Lededge Papers Pvt. Ltd., Lakhotia Belting P. Ltd., Metal Tube & Rolling Mill, Melco India P. Ltd., Navair International Ltd., Nucon Industries P. Ltd., Pressure Vessels India, Parekh Brothers, Pneumatic Equipments Corporation, Purabi Enterprises, Rajesh Printing Press, Saru Aikoh Chemicals Limited, Southern Instruments & Electronic, S R Steels, Sharad Refractories P. Ltd., Small Machine Tools Company, Saha and Company, Universal Oil Seals Co. Pvt. Ltd., GBM Manufacturing P. Ltd., Floourocarbon Processing Industries, Northern Alloys Bhavnagar Ltd., Powercon Engineers Pvt. Ltd., Starflex Sealing India Pvt. Ltd., Velmake Seals.

These outstandings are in normal course of business and the information regarding small scale undertakings have been determined to the extent such parties have been identified on the basis of information available with the company.

14. a) Purchase of copper concentrate is accounted for provisionally pending finalisation of content in the concentrate, price, and custom duty. Variations are accounted for in the year of settlement.

b) Sale of Continuous Cast Copper Rod and Copper Cathode is accounted for provisionally pending finalisation of price variations in the year of settlement.

c) Final price payable on purchase of copper concentrate for which quotational period is not finalized in previous year resulted in additional provision of Rs. 223.03 million based on monthly average LME & LMBA rates at the year end copper and precious metals respectively. During the year Rs. 107.71 million was utilized towards final price settlement and unused balance of Rs. 115.31 million was reversed. Liability recognized under this class for the year is Rs. 782.71 million which is outstanding as on 31st March, 2006. Actual outflow is expected on finalization of quotational period price in the next financial year.

15. a) As per the metal price risk management policy of the Company, the Company has entered into various future & options contracts for hedging on the LME & LBMA. The transactions outstanding as at year-end are as below:

METAL	EXCHANGE	NATURE OF TRANSACTION	QTY
Copper-MT	LME	Sell	32,525
Gold-TR.OZ.	LBMA	Sell	179,106
Silver-TR.OZ.	LBMA	Sell	595,323
Aluminium - MT	LME	Sell	16,575

b) Outstanding foreign exchange forward/option contracts taken for hedging as on 31st March, 2006 are as under:

Currency	Nature of Transaction	Amount (in Millions)	Exposure
USD	Sell	161.00	USD earnings
USD	Buy	54.69	Buyers credit and other payables
AUD	Buy	0.50	Capital expenditure
USD	Buy	30.74	Capital expenditure
EUR	Buy	7.73	Capital expenditure
JPY	Buy	342.05	Capital expenditure
GBP	Buy	0.11	Capital expenditure
CHF	Buy	1.00	Capital expenditure

SCHEDULE '23' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

c) Un-hedged foreign curency exposure as on 31st March, 2006:

Nature	Amount in Millions					
	USD	EUR	GBP	CHF	JPY	NOK
Loans taken	356.65	—	—	—	—	—
Sundry Debtors	76.16	0.05	0.07	—	—	—
Sundry Creditors	310.65	1.58	0.19	—	44.44	1.31
Other Payables	3.07	—	—	0.04	—	—

16. A part of electricity supplied by the company, which has been treated by UPPCL as sale, has been accounted for on the basis of provisional rates. The effect of variation in the rate will be accounted for in the year in which rates are finalised by UPPCL

17. Insurance claims under various policies/other claims are not accounted for, as the amounts are still unascertained pending the completion of assessment/settlement of the claims.

18. a) Future obligations towards lease rentals under the lease agreements taken prior to 1st April 2001

(Rs. in Millions)

Period	Lease Payment	Present Value
Not later than one year	64.96	62.67

b) Future obligations towards lease rentals under the lease agreements taken on or after 1st April 2001

(Rs. in Millions)

Period	Lease Payment	Present Value
Not later than one year	0.24	0.23

c) The total of future minimum lease payment commitments under non-cancellable operating lease agreement for a period of twenty years to use railway tracks along with locomotives for transportation of its materials, are as under:

(Rs. in Millions)

Period	As at 31st March, 2006
Not later than one year	4.00
Later than one year and not Later than five years	16.00
Later than five years	44.67

19. Sale of Di-Ammonium Phosphate (DAP) and other complex fertilizers are covered under the concessional schemes for decontrolled fertilizers of the Government of India. Pending declaration of final rate of concession, the claim for concession for the period July 05 to march 06 has been accounted for based on current practice adopted by Department of Fertilizer for neutralizing the cost of input.

20. Sales include own manufactured items capitalised / used Rs. 134.73 million at cost (inclusive of excise duty).

21. Rs. 0.07 million has been paid as pension to a Director of the company who was the President of the Company before his appointment as Director.

(Rs. in Million)

	2005-06	2004-05
22. The following are included under other heads of expenses in the Profit & Loss Account :		
Consumption of stores and spare parts	474.86	367.91
Power and Fuel	247.32	338.87
Repairs to buildings	35.36	27.03
Repairs to machinery	450.33	352.32
Repairs to others	173.09	91.49
Salaries, wages & bonus etc.	945.82	758.41
Contribution to provident and other funds	88.13	79.05
Workmen and staff welfare expenses	172.25	153.92
Royalty	276.60	173.06
Insurance	19.14	18.30
Rent	2.59	2.27
Rates & Taxes	12.04	5.97
Research and Development	48.12	48.83

(Rs. in Million)

SCHEDULE '23' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

	2005-06	2004-05
23. a) Capital work- in- progress includes: -		
Pre-operative expenses pending allocation:		
Raw Materials Consumed	929.67	0.87
Stores, Spare Parts & Tools Consumed	53.75	0.30
Power & Fuel	495.44	37.92
Salary, Wages, Bonus, Ex-Gratia, Pension and Provisions	51.57	52.95
Raw Water Charges and Cess	12.36	—
Insurance	25.09	21.21
Supervision Fees	20.78	16.61
Misc expenses	9.03	29.41
	1,597.69	**159.27**
Less:		
Pre-operative Income		
Work in Progress and finished goods	904.40	—
Power Generation	219.50	12.44
ALF3 Sales	0.96	—
Pre-operative expenses (Net)	**472.83**	**146.83**
Add: Brought Forward from Previous Year	178.41	36.67
Sub Total	**651.24**	**183.50**
Less: Allocated to Fixed Assets	540.13	5.09
Balance	**111.11**	**178.41**

b) During the year, the Company has enhanced capacity in the following areas;
(i) Brownfield expansion of Copper smelter at Dahej from 250,000 TPA to 500,000 TPA.
(ii) Brownfield expansion of power generation at Hirakud from 67.5 MW to 167.5 MW.
(iii) Installation of extrusion press at Renukoot to produce additional 6,000 TPA of extrusion.

	2005-06	2004-05
24. **Auditors Remuneration**		
a) **Statutory Auditors**		
Audit Fees	6.25	5.00
Certification/Company law/Other matters	3.03*	2.70
Tax Audit Fees	1.00	0.61
Expenses	0.42	0.17

*Excludes amount of Rs. 6.00 Million paid for certification work for rights issue which is adjusted from Securities Premium Account

	2005-06	2004-05
b) **Cost Auditors**		
Audit Fees	0.40	0.40
Other matters	—	0.11
Expenses	0.14	0.14

25. Expenses include following payments to Managing Director

	2005-06	2004-05
Mr. Debu Bhattacharya – Managing Director		
Salary	10.97	7.59
Contribution to Provident Fund & Superannuation Fund	2.96	2.05
Special Allowance	5.11	3.82
Performance Linked Pay	9.20	4.87
Perquisites	5.96	5.17
Leave Travel Assistance	3.61	2.32

SCHEDULE '23' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

(Rs. in Million)

	2005-06	2004-05
26. Computation of Other Directors Commission		
Computation of net profit in accordance with section 198 and 309(5) of the Companies Act, 1956		
Profit before extraordinary items and tax	21,026.75	19,132.86
Add: Directors remuneration:		
Directors' remuneration including cost/estimated value of benefits	72.81	40.82
Directors' fees	0.43	0.41
Doubtful debts provision/(write back)-net	34.70	31.96
Loss on sale of Fixed Assets (net)	7.65	—
Diminution in carrying cost of investments	17.49	—
	21,159.83	19,206.05
Less: Profit on sale of Fixed Assets (net)	—	77.66
Profit on sale of Investments (net)	601.18	544.67
Net Profit for the year	20,558.65	18,583.72
Other Directors Commission –1% of the above profit	205.59	185.84
Restricted to maximum amount payable	35.00	15.00
27. Remittance of dividend on equity shares/GDRs in foreign currency		
No. of Non-Resident Shareholders	635	685
No. of Shares held	19,128,846	16,303,283
Dividend (Rs. in million)	382.58	269.00

28. **Deferred Tax**

Major components of Deferred Tax arising on account of temporary timing differences along with their movement as at 31st March 2006 are:

Particulars	2005-06	2004-05
Deferred Tax Assets (A)		
Un-amortized Expenses	123.19	—
Deferred Tax Liability (B)		
Depreciation	11,698.79	10,450.26
Others	757.99	846.72
Net Deferred Tax Liabilities (B-A)	12,333.59	11,296.98

29. Disclosure in respect of jointly controlled entities in which the Company is a joint venturer, in compliance with AS-27 on Financial Reporting of Interest in Joint Ventures:

(Rs. in Million)

Particulars	**IDEA Cellular Ltd (Unaudited)**
Country of incorporation	India
Percentage of Share in Joint Venture	10.11%
Assets	5,720.22
Liabilities	4,574.16
Income	3,022.76
Expenditure	2,808.67
Capital Commitments (net of advance)	260.18
Contingent Liabilities	239.67

SCHEDULE '23' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

30. Additional information pursuant to paragraphs 3 and 4 of Part II of Schedule VI to the Companies Act, 1956 (As amended)

(a) Particulars in respect of Goods manufactured: - (Rs. in Million)

Class of goods	Installed Capacity		Actual Production		Stock of Goods Produced							
					Opening				Closing			
	Qty.	Qty.	Qty.	Qty.	01.04.05		01.04.04		31.03.06		31.03.05	
	2005-06 Tonnes	2004-05 Tonnes	2005-06 Tonnes	2004-05 Tonnes	Qty. Tonnes	Value	Qty. Tonnes	Value	Qty. Tonnes	Value	Qty. Tonnes	Value
Aluminium Metal	455,000	455,000	429,140	409,068	1,839	107.09	2,605	140.43	523	32.24	1,839	107.09
Rolled Products	200,000	170,000	190,581 (#)	175,734	4,678	353.50	6,428	473.57	5,593	454.37	4,678	353.50
Extruded Products	27,700	21,700	32,328 (@)	28,551	944	76.13	846	62.63	922	83.58	944	76.13
Conductor Redraw Rods	64,400	50,000	67,730	62,392	249	13.52	698	36.08	84	5.11	249	13.52
Aluminium Foil	11,000	11,000	26,184 (i)	26,177	700	83.61	854	111.63	813	93.21	700	83.61
Aluminium Wheel	300,000 Pcs	300,000 Pcs	194,079 Pcs	107,279 Pcs	8,577 Pcs	8.81	12,343 Pcs	16.63	3,253 Pcs	3.51	8,577 Pcs	8.81
Hydrate & Alumina	1,160,000	1,145,000	1,203,383	1,159,664	27,407	278.98	10,923	90.53	11,147	132.51	27,407	278.98
Electricity	909.20 MW	809.20	7,252 MU	6,468	—	—	—	—	—	—	—	—
Electricity (Co-generation)	205.40 MW	145.40	1,234 MU	878	—	—	—	—	—	—	—	—
Continuous Cast Copper Rods (CCR)	97,200	97,200	88,687	88,298	542	80.15	168	21.27	898	204.18	542	80.15
Copper cathodes	500,000	250,000	124,012	128,923	2,617	370.17	146	15.51	315	61.07	2,617	370.17
Sulphuric Acid	1,670,000	735,000	314,581	261,882	8,285	8.30	14,995	7.37	28,126	41.53	8,285	8.30
Phosphoric Acid	180,000	180,000	—	—	—	—	—	—	—	—	—	—
DAP & complexes	400,000	400,000	218,199	286,264	6,443	76.86	22,615	241.20	7,466	88.26	6,443	76.86
Gold	7.5	7.5	6.715	5.156	0.216	130.50	0.361	210.32	0.191	136.71	0.216	130.50
Silver	75	75	35.076	36.595	1.703	18.30	0.009	0.08	0.809	8.97	1.703	18.30
Others						15.13		10.74		28.71		15.13
TOTAL						1,621.05		1,437.99		1,373.96		1,621.05

The Installed Capacity is as certified by the Management and license capacity is not given as licensing is not applicable.

\# Includes 2,902 MT (Previous year 4,887 MT) being production out of customers' material and 35,196 MT (Previous year 28,439 MT) transferred for captive consumption.

@ Include 800 MT (Previous year 1952 MT) converted from outside party and 169 MT (Previous year Nil) transferred for captive consumption.

Alumina includes 8,30,997 MT (8,20,352 MT) transferred for own consumption/ further processing.

(i) Includes 68 MT (previous year 327 MT) being production out of customers material / transferred for own consumption/ further processing.

Production of Copper cathodes, Sulphuric acid and Phosphoric acid are net of 86,216 MT, 324,833 MT and 95,420 MT (Previous year 88,215 MT, 401,434 MT and 133,735 MT) respectively which have been captively consumed /to be consumed.

Production of Copper cathodes, Sulphuric acid and Aluminium Fluoride includes 595 MT, 10,982 MT and 113 MT respectively produced during the Trial Run Activities.

b) Value of following materials consumed for power generation is included in Power & Fuel Charges: -

	2005-06		2004-05	
	Quantity Tonnes	Value (Rs. in Million)	Quantity Tonnes	Value (Rs. in Million)
Coal	7,432,551	8,631.08	6,455,014	6,755.52
Naphta	2,031	52.16	4,905	95.62
Fuel Oil/L.D.O	5,460	150.08	5,466	131.89

SCHEDULE '23' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

(c) **CIF value of imports (Excluding goods in transit and imported items purchased locally):**

(Rs in Million)

Particulars	2005-06	2004-05
i) Raw materials	49,859.50	35,492.32
ii) Coal	1,089.64	594.61
iii) Components & Spare parts	776.77	359.18
iv) Capital Goods	1,770.59	2,123.24
v) Trading Goods	202.45	—

(d) **Value of raw materials, stores and spares consumed:**

(Rs in Million)

	2005-06		2004-05	
	Consumption	**% of Total Consumption**	**Consumption**	**% of Total Consumption**
(1) Value of Raw Materials Consumed:				
Total Consumption	65,829.48		46,223.65	
Imported	55,734.91	84.67	36,907.04	79.84
Indigenous	10,094.57	15.33	9,316.61	20.16
(2) Value of Stores and Spares Consumed:				
Total Consumption	3,100.39		2,780.91	
Imported	610.61	19.69	374.70	13.47
Indigenous	2,489.78	80.31	2,406.21	86.53
(3) Value of Coal Consumed				
Total Consumption	9,315.90		7,181.89	
Imported	1,187.34	12.75	778.97	10.85
Indigenous	8,128.56	87.25	6,402.92	89.15

(e) **Particulars in respect of Traded goods**

Particulars	2005-06				2004-05			
	Quantity (M.T.)		Value (Rs. Million)		Quantity (M.T.)		Value (Rs. Million)	
	Purchase	Sale	Purchase	Sale	Purchase	Sale	Purchase	Sale
Cathode	747.52	747.52	172.76	173.29	—	—	—	—
Others	—	—	31.43	38.01	—	—	171.34	170.95

Note: Sale figures are included in Schedule '15'

SCHEDULE '23' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

(f) **Expenditure in Foreign Currency (Paid or Provided):—**

(Rs. in Million)

	2005-06	2004-05
Technical know-how & Professional Fee	272.61	130.26
Foreign Travelling	11.37	16.38
Commission	99.94	104.30
Interest	712.29	259.92
Others	6.82	12.83
(g) Earning in Foreign Exchange: -		
Export of goods on FOB basis	36,432.66	26,051.71
Others	68.92	22.06

31. **Earnings Per Share**

Particulars	2005-06	2004-05
Profits after taxation (Rs. in million)	16,555.50	13,293.57
Weighted average number of shares outstanding:		
Total number of shares outstanding at the beginning of the year	927,747,970	924,752,750
Weighted average number of shares issued pursuant to scheme of arrangement	–	2,995,220
Weighted average number of shares for rights issue	7,135,922	–
Adjustment for bonus element in rights issue	51,232,321	58,436,866
Weighted average number of shares outstanding during the year	986,116,213	986,184,836
Basic and Diluted Earnings per share in Rupees (Face Value Re. 1/- per share)	**16.79**	**13.48**

Note: Every equity share having face value of Rs.10/- per share was sub-divided into 10 shares of Re.1/- per share of face value during the year as per approval by the shareholders in the Extra-ordinary General Meeting held on 6th August, 2005. To facilitate comparison, the Basic and Diluted earning per share for previous year has been recomputed.

32 Figures of the previous year have been regrouped/ rearranged wherever found necessary.

SCHEDULE '23' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

33. **Segment Reporting**

i) Segment-wise Revenue, Results and Other Information

(Rs. in Million)

Particulars	2005-06			2004-05		
	Aluminium	**Copper**	**Total**	**Aluminium**	**Copper**	**Total**
REVENUE						
External Sales	60,423.10	53,542.45	113,965.55	52,519.56	42,711.61	95,231.17
Less: Inter Segment Adjustment	—	0.79	0.79	—	—	—
Total Revenue	**60,423.10**	**53,541.66**	**113,964.76**	**52,519.56**	**42,711.61**	**95,231.17**
RESULTS						
Segment/Operating Results	21,281.40	192.91	21,474.31	15,957.41	2,538.00	18,495.41
Un-allocable Income (Net of Expenses)			1,804.12			2,337.01
Interest Expenses			(2,251.68)			(1,699.56)
Non Recurring Expenses			30.22			(91.03)
Provision for Tax (including Deferred Tax)			(4,501.47)			(5,748.26)
Net Profit			**16,555.50**			**13,293.57**
OTHER INFORMATION						
Segment Assets	71,342.09	67,308.93	138,651.02	60,073.08	47,935.18	108,008.26
Un-allocable Assets			50,306.75			43,136.40
Total Assets			**188,957.77**			**151,144.66**
Segment Liabilities	5,550.44	16,570.95	22,121.39	4,944.08	10,121.80	15,065.88
Unallocable Liabilities & Provisions			9,405.89			10,116.05
Total Liabilities			**31,527.28**			**25,181.93**
Depreciation	3,603.93	1,535.91	5,139.84	3,482.25	1,138.66	4,620.91
Un-allocable Depreciation			26.93			11.66
Total Depreciation			**5,166.77**			**4,632.57**
Capital Expenditure including CWIP	9,951.96	1,644.95	11,596.91	4,980.49	5,990.14	10,970.63

(ii) The secondary segment is based on geographical demarcation i.e India and Rest of the World. The secondary segmental revenue are as under:

Rs. in Million

	2005-06	**2004-05**
India	77,532.10	68,771.87
Rest of the World	36,432.66	26,459.30

SCHEDULE '23' (Cont'd)

B. NOTES ON ACCOUNTS (Cont'd)

34. Related Party Disclosures

A List of Related Parties

(a) **Subsidiaries of the Company**
Indian Aluminium Company Limited
Indal Exports Limited
Minerals and Minerals Limited
Renukeshwar Investments & Finance Limited
Renuka Investments & Finance Limited
Dahej Harbour and Infrastructure Limited
Lucknow Finance Company Limited
Birla Maroochydore Pty Limited
Aditya Birla Minerals Limited
Birla Resources Pty Limited
Birla (Nifty) Pty Limited
Birla Mt Gordon Pty Limited
Bihar Caustic and Chemicals Limited
Utkal Alumina International Limited
Suvas Holdings Limited

(b) **Trust of the Company**
Trident Trust

(c) **Joint Ventures**
Tanfac Industries Limited (upto Jan-2006)
IDEA Cellular Limited

(d) **Associate**
Aditya Birla Science and Technology Ltd.

(e) **Key Managerial Personnel:**
Mr. Debu Bhattacharya- Managing Director

B **The following transactions were carried out with the Related parties in the ordinary course of business:**
(a) **Subsidiary Companies and Joint Ventures:**

(Rs. in Million)

S. No.	Transactions	2005-06			2004-05	
		Subsidiaries	Associate	Joint Ventures	Subsidiaries	Joint Ventures
	Transaction during the year					
1	Sales and Conversion	392.51	—	109.86	327.73	108.36
2	Services rendered	66.47	—	—	24.72	0.02
3	Interest and dividend received	55.69	—	0.50	48.46	0.90
4	Interest paid	—	—	—	21.53	—
5	Purchase of materials	5,744.35	—	153.63	4,146.73	181.71
6	Services received	277.90	—	0.52	278.63	0.38
7	Investments, Deposits, loans and advances made during the year	1,666.26	98.25	—	1,117.69	—
8	Investments, Deposits, loans and advances as on 31.03.2006	7,544.26	98.25	2,283.40	5,877.91	2,293.36
9	Guarantees and Collateral securities given	9,234.38	—	—	11,400.00	875.00
10	Licence and Lease arrangements					
	a) Licence Fees	5.66	—	—	4.92	—
	b) Deposits	54.85	—	—	54.85	—
	Outstanding balance as on 31st March 2006					
1	Debit Balances	38.30	—	0.06	5.57	13.11
2	Credit Balances	12.19	—	—	350.23	5.49

(b) **Trident Trust**

	2005-06	2004-05
Beneficiary Interest in the Trust	344.52	344.52

(c) **Key Managerial Personnel:**

	2005-06	2004-05
Managerial Remuneration (including perquisites)	37.81	25.82

SCHEDULE '23'(Cont'd)

NOTES ON ACCOUNTS (Cont'd)

35. Balance Sheet Abstract and Company's General Business Profile

I. REGISTRATION DETAILS

Registration No. 11-11238 State Code 11

Balance Sheet 31 03 06 (Date Month Year)

II. CAPITAL RAISED DURING THE YEAR (Amount in Rs. Million)

Public/Euro Issue	Right Issue
NIL	5556.50
Bonus Issue	**Private Placement**
NIL	NIL

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (Amount in Rs. Million)

Total Liabilities	Total Assets
188957.77	188957.77

Sources of Funds:

Paid-up Capital	Reserves & Surplus
985.66	95076.86
Secured Loans	**Unsecured Loans**
28480.47	20553.91

Application of Funds:

Net Fixed Assets	Investments
76157.17	39713.11
Net Current Assets	**Misc. Expenditure**
41500.21	60.00
Accumulated Losses	
NIL	

IV. PERFORMANCE OF THE COMPANY (Amount in Rs. Million)

Turnover	Total Expenditure
127202.75	106176.00
Profit/Loss Before Tax & Extraordinary Item	**Profit/Loss After Tax & Extraordinary Item**
+21026.75	+16555.50
EPS (In Rs.)	**Dividend %****
16.79	220

**Proposed

V. GENERIC NAMES OF FIVE PRINCIPAL PRODUCTS/SERVICES OF COMPANY

Item Code No. (ITC Code)	7601
Product Description	ALUMINIUM INGOTS
Item Code No. (ITC Code)	7606
Product Description	ALUMINIUM ROLLED PRODUCTS
Item Code No. (ITC Code)	7605
Product Description	ALUMINIUM REDRAW RODS
Item Code No. (ITC Code)	740311
Product Description	COPPER CATHODES
Item Code No. (ITC Code)	740710
Product Description	CONTINUOUS CAST COPPER RODS

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 29th day of April, 2006

S. Talukdar
President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

Kumar Mangalam Birla – *Chairman*
D. Bhattacharya – *Managing Director*
M. M. Bhagat – *Director*

CASH FLOW STATEMENT FOR THE YEAR ENDED MARCH 31, 2006

(Rs. in Million)

			Year ended March 31, 2006		Year ended March 31, 2005
A.	CASH FLOW FROM OPERATING ACTIVITIES				
	Net profit before extraordinary item and tax		21,026.75		19,132.86
	Adjustment for :				
	Depreciation	5,166.77		4,632.57	
	Impairment	44.54		—	
	Provision for diminution in value of investment	17.49		—	
	Investment activities	(2,244.70)		(2,706.71)	
	Foreign Exchange Loss	23.20		41.51	
	Provisions / Misc w/off	(132.80)		95.18	
	Interest charged	2,251.68	5,126.18	1,732.85	3,795.40
	Operating profit before working capital changes		26,152.93		22,928.26
	Changes in working Capital:				
	Trade and other receivables	(9,225.11)		(1,774.76)	
	Inventories	(17,205.70)		(9,377.40)	
	Trade payable	10,345.72	(16,085.09)	5,273.79	(5,878.37)
	Cash generated from operation		10,067.84		17,049.89
	Extraordinary Item		30.22		—
	Direct taxes paid		(2,968.24)		636.01
	Payment of compensation under voluntary retirement scheme		(29.05)		(76.57)
	NET CASH GENERATED FROM OPERATIONS		**7,100.77**		**17,609.33**
B.	CASH FLOW FROM INVESTMENT ACTIVITIES				
	Purchase of Fixed Assets		(12,040.77)		(11,733.39)
	Sale of Fixed Assets		(235.59)		528.15
	Purchase of shares of Subsidiaries		(933.88)		(982.58)
	Acquisition of Business*		-		113.70
	Purchase of Investments(Net)		(1,174.10)		(10,357.22)
	Loan / repayment of loan from Subsidiaries (Net)		(699.84)		280.96
	Interest received		423.47		1,255.79
	Dividend received		1,086.96		794.27
	Lease rent received		12.80		10.82
	NET CASH USED IN INVESTMENT ACTIVITIES		**(13,560.95)**		**(20,089.50)**
C.	CASH FLOW FROM FINANCING ACTIVITIES				
	Equity Share Capital Issued as Rights (Net of expenses)		5,190.53		-
	Share call money received		0.01		0.01
	Proceeds from long term borrowings (Net)		(1,189.49)		8,146.22
	Proceeds from short term borrowings (Net)		12,058.76		(719.44)
	Interest paid		(2,362.24)		(1,740.32)
	Dividend paid		(2,115.86)		(1,725.25)
	NET CASH FROM FINANCING ACTIVITIES		**11,581.71**		**3,961.22**
	NET INCREASE IN CASH AND CASH EQUIVALENTS		**5,121.53**		**1,481.05**
	CASH & CASH EQUIVALENTS-OPENING BALANCE		4,397.80		2,916.75
	CASH & CASH EQUIVALENTS-CLOSING BALANCE		9,519.33		4,397.80

* Expenses incurred on merger of "Amalgamating Business", net of opening cash & cash equivalent has been shown in Acquisition of Business

Notes:

1 Cash and cash equivalent includes cash and bank balances and Deposits with Companies and interest accrued thereon.
2 Interest charged excludes and Purchase of Fixed Assets includes interest capitalised Rs 293.87 Million (Rs. 342.35 Million).
3 Figures for the previous year have been regrouped / rearranged wherever found necessary.

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Camp: Mumbai
Dated: The 29th day of April, 2006

S. Talukdar
President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

Kumar Mangalam Birla – *Chairman*
D. Bhattacharya – *Managing Director*
M. M. Bhagat – *Director*

STATEMENT REGARDING SUBSIDIARY COMPANIES PURSUANT TO SECTION 212 (1) (e) OF THE COMPANIES ACT, 1956.

Name of the Subsidiary Company	Financial Year of the Subsidiary Company ended on	Extent of Holding Company's interest	The net aggregate amount of the subsidiary companies profit/(loss) so far as it concerns the members of Hindalco Industries Limited (Rs. in Million)				Material changes, if any, between the end of the financial year of the Subsidary Company and the Holding Company
			Not dealt with in the Holding Company's accounts:		Dealt with in the Holding Company's accounts:		
			For the financial year of the Subsidiary	For the previous financial years since they became Subsidiary	For the financial year of the Subsidiary	For the previous financial years since they became Subsidiary	
Indian Aluminium Company Limited	31st March, 2006	97.06%	(12.93)	(15.45)	Nil	Nil	N.A.
Utkal Alumina International Limited	31st March, 2006	55.00%	-	Nil	Nil	Nil	N.A.
Suvas Holdings Limited	31st March, 2006	51.00%	-	Nil	Nil	Nil	N.A.
Indal Exports Limited	31st March, 2006	100.00%	-	(0.20)	Nil	Nil	N.A.
Bihar Caustic and Chemicals Limited	31st March, 2006	54.65%	142.88	191.55	10.22	6.38	N.A.
Minerals & Minerals Limited	31st March, 2006	100.00%	0.34	9.92	Nil	Nil	N.A.
Renukeswar Investment & Finance Limited	31st March, 2006	100.00%	19.55	147.03	Nil	0.98	N.A.
Renuka Investment and Finance Limited	31st March, 2006	100.00%	27.18	186.60	Nil	6.49	N.A.
Dahej Harbour and Infrastructure Limited	31st March, 2006	100.00%	331.03	621.36	Nil	Nil	N.A.
Lucknow Finance Company Limited	31st March, 2006	100.00%	8.23	28.75	Nil	Nil	N.A.
Birla Resources Pty Limited #	31st March, 2006	100.00%	(4.00)	4.00	Nil	Nil	N.A.
Aditya Birla Minerals Limited #$	31st March, 2006	100.00%	2,723.00	(13,203.00)	Nil	Nil	N.A.
Birla Maroochydore Pty Limited #1	31st March, 2006	100.00%	(101.00)	(197.00)	Nil	Nil	N.A.
Birla (Nifty) Pty Limited #1	31st March, 2006	100.00%	(17,117.00)	11,502.00	Nil	Nil	N.A.
Birla Mt Gordon Pty Limited #1	31st March, 2006	100.00%	(7,614.00)	(36,633.00)	Nil	Nil	N.A.

Profit/(Loss) numbers are in thousand Australian Dollars.

$ Profit/(Loss) numbers of Aditya Birla Minerals Limited is net of Deferred tax benefit of its subsidiaries also.

1 Subsidiaries of Aditya Birla Minerals Limited.

For and on behalf of the Board

S. Talukdar
President & CFO

Anil Malik
Company Secretary

Kumar Mangalam Birla – *Chairman*
D. Bhattacharya – *Managing Director*
M. M. Bhagat – *Director*

Place: Mumbai
Dated: The 20th day of June, 2006

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF HINDALCO INDUSTRIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF HINDALCO INDUSTRIES LIMITED, ITS SUBSIDIARIES AND JOINT VENTURE

1. We have examined the attached Consolidated Balance Sheet of HINDALCO INDUSTRIES LIMITED, its subsidiaries and joint venture as at 31st March, 2006, the Consolidated Profit and Loss Account and the Cash Flow Statement for the year ended on that date.

2. These financial statements are the responsibility of the HINDALCO INDUSTRIES LIMITED'S management. Our responsibility is to express an opinion on these financial statements based on our audit. We condutced our audit in accordance with generally accepted auditing standards in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. a) We did not audit the financial statements of Indian subsidiaries whose financial statements reflect total assets of Rs. 5,905.82 million as at 31st March, 2006 and total revenue of Rs. 1,934.01 million and net cash flow amounting to Rs 233.74 million for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us

   b) The Consolidated Financial Statement of M/s Aditya Birla Minerals Ltd.. and financial statement of Birla Resources Pty. Ltd, foreign subsidiaries, are audited by other auditors as per requirement of Australian Equivalent International Financial Reporting Standard and has been converted and certified by the Management as per requirement of Indian GAAP and reflects total assets of Rs. 17,551.87 million as at 31st March, 2006 and total revenue 7,546.19 million and net cash flow amounting to Rs 162.09 million for the year then ended

   c) These consolidated financial statements includes total assets of Rs. 5,696.95 million as at 31st March, 2006 and total revenue of Rs. 3,005.25 million and net cash flow amounting to Rs 28.19 million for the year then ended being proportionate share in the joint venture, Idea Cellular Limited, is based on unaudited financial statements, certified by the management.

   d) Our opinion, in so far as it relates to the amounts included in respect of subsidiaries referred to in a) above are based solely on the report of the other auditors and b) and c) above based on the certificate of the management.

4) We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21, "Consolidated Financial Statements" and Accounting Standard (AS) 27 "Financial reporting on interest in Joint Venture" and other applicable Accounting Standards issued by the Institute of Chartered Accountants of India except for the matter referred in paragraph 3 above.

5) On the basis of the information and explanations given to us and on the consideration of the separate audit reports on the individual audited financial statements of HINDALCO INDUSTRIES LIMITED, its subsidiaries and certification of management in respect of subsidiaries and joint ventures referred to in 3 (b) and (c) above and read with other notes of Schedule No. 23, subject to Note 16 (a) and (b) of Schedule 23, we are of the opinion that:

(a) the consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs as at 31st March, 2006;

(b) the consolidated Profit and Loss Account gives a true and fair view of the consolidated results of operation for the year ended; and

(c) the consolidated Cash Flow Statement gives a true and fair view, of the Cash Flows for the year ended on that date.

For Singhi & Co.
Chartered Accountants

Dated : The 20th day of June, 2006

RAJIV SINGHI
Partner
Membership No. 53518

1B, Old Post Office Street
Kolkata, 700 001

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2006

(Rs. in Million)

SOURCES OF FUNDS	Schedule	Share in Joint Ventures	Consolidated 31st March, 2006	Consolidated 31st March, 2005
SHAREHOLDERS' FUNDS				
Share Capital	'1'	2,771.50	1,473.76	1,415.87
Reserves and Surplus	'2'	(1,625.93)	92,383.33	75,233.46
		1,145.57	**93,857.09**	**76,649.33**
LOAN FUNDS				
Secured Loans	'3'	1,587.49	31,178.07	32,310.15
Unsecured Loans	'4'	1,732.86	31,611.93	16,998.00
		3,320.35	**62,790.00**	**49,308.15**
MINORITY INTEREST		—	1,295.19	857.73
DEFERRED TAX LIABILITY (NET)		—	12,281.36	11,342.46
	TOTAL	**4,465.92**	**170,223.64**	**138,157.67**
APPLICATION OF FUNDS				
FIXED ASSETS				
Gross Block	'5'	7,893.40	134,432.59	109,531.67
Less : Depreciation		2,958.95	44,957.73	38,065.60
Less : Impairment		—	1,043.81	999.27
Net Block		4,934.45	88,431.05	70,466.80
Capital Work-in-Progress		174.97	10,402.80	16,386.94
		5,109.42	**98,833.85**	**86,853.74**
INVESTMENTS	'6'	—	**31,632.32**	**29,558.53**
CURRENT ASSETS, LOANS AND ADVANCES				
Inventories	'7'	11.56	44,975.37	26,970.41
Sundry Debtors	'8'	135.40	13,056.55	8,404.44
Cash and Bank Balances	'9'	150.84	10,423.42	4,730.47
Other Current Assets	'10'	0.06	2,445.41	427.04
Loans and Advances	'11'	289.67	7,880.65	8,988.85
		587.53	**78,781.40**	**49,521.21**
Less :				
CURRENT LIABILITIES AND PROVISIONS				
Liabilities	'12'	1,251.85	28,861.18	18,812.33
Provisions	'13'	(20.82)	10,249.60	9,098.50
		1,231.03	**39,110.78**	**27,910.83**
NET CURRENT ASSETS		(643.50)	39,670.62	21,610.38
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	'14'	—	**86.85**	**135.02**
	TOTAL	**4,465.92**	**170,223.64**	**138,157.67**
Notes on Accounts	'23'			

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Dated: The 20th day of June, 2006

S. Talukdar
President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

M. M. Bhagat – *Director*
C. M. Maniar – *Director*
D. Bhattacharya – *Managing Director*

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2006

(Rs. in Million)

INCOME	Schedule	Share in Joint Ventures	Consolidated 31st March, 2006	Consolidated 31st March, 2005
Gross Sales and Operating Revenues	'15'	3,001.50	131,254.64	110,722.38
Less: Excise Duty		—	10,892.69	9,669.08
Net Sales and Operating Revenues		**3,001.50**	**120,361.95**	**101,053.30**
Other Income	'16'	3.74	2,805.44	2,778.83
		3,005.24	**123,167.39**	**103,832.13**
EXPENDITURE				
Raw Materials Consumed	'17'	—	62,107.83	43,461.86
Goods Purchased		6.52	211.62	182.22
Manufacturing and Operating Expenses	'18'	1,068.83	28,587.48	24,965.24
Payments to and Provision for Employees	'19'	175.23	5,643.74	5,041.16
Selling, Distribution, Administration and Other Overheads	'20'	650.21	6,362.66	6,118.21
(Increase)/ Decrease in Stocks	'21'	1.15	(11,000.27)	(3,021.03)
Interest and Finance Charges	'22'	325.85	3,013.69	2,159.12
Depreciation		555.32	7,914.85	6,324.93
Impairment		—	44.54	—
		2,783.11	**102,886.14**	**85,231.71**
PROFIT BEFORE EXTRAORDINARY ITEM AND TAX		**222.13**	**20,281.25**	**18,600.42**
Extraordinary Item		—	(22.72)	130.55
PROFIT BEFORE TAX		**222.13**	**20,303.97**	**18,469.87**
Provision for Current Tax		3.41	3,315.00	5,418.81
Provision for Deferred Tax		—	979.74	809.04
Provision for Fringe Benefits Tax		4.72	108.54	—
Provision for Taxation for earlier years written back (Net)		—	(1.17)	(715.94)
NET PROFIT BEFORE MINORITY INTEREST		**214.00**	**15,901.86**	**12,957.96**
Minority Interest		—	106.09	110.11
NET PROFIT		**214.00**	**15,795.77**	**12,847.85**
Balance brought forward from Previous year		(1,940.83)	(1,192.41)	3,777.93
Adjusted pursuant to the Scheme of Arrangement		—	—	(4,488.22)
Transfer from Debenture Redemption Reserve		—	1,152.83	416.67
BALANCE AVAILABLE FOR APPROPRIATIONS		**(1,726.83)**	**15,756.19**	**12,554.23**
APPROPRIATIONS				
Debenture Redemption Reserve		—	750.51	960.00
Special Reserve		—	3.79	38.28
Proposed Dividend on Equity Shares		—	2,178.99	1,864.11
Tax on Dividend Proposed/Paid		—	307.40	266.88
Transfer to General Reserve		—	14,154.12	10,617.48
Balance Carried to Balance Sheet		(1,726.83)	(1,638.62)	(1,192.52)
		(1,726.83)	**15,756.19**	**12,554.23**
Basic and Diluted Earnings per Share (in Rupees)			16.02	13.03
Notes on Accounts	'23'			

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Dated: The 20th day of June, 2006

S. Talukdar
President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

M. M. Bhagat – *Director*
C. M. Maniar – *Director*
D. Bhattacharya – *Managing Director*

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

SCHEDULE '1'		Share in Joint Ventures	Consolidated 31st March, 2006	Consolidated 31st March, 2005
SHARE CAPITAL				
EQUITY SHARE CAPITAL				
927,808,470	Equity Shares of Re.1/- each fully paid-up	2,283.40	927.81	927.81
231,521,031	Equity Shares of Re.1/- each (Called & paid-up of Re. 0.25 each)	—	57.88	—
		2,283.40	985.69	927.81
60,500	Less: Face value of Shares forfeited	—	0.06	0.06
		2,283.40	**985.63**	**927.75**
	Add: Forfeited Shares Account (Amount Paid-up)	—	0.03	0.03
		2,283.40	**985.66**	**927.78**
	Less: Calls-in-Arrears	—	—	0.01
		2,283.40	**985.66**	**927.77**
PREFERENCE SHARE CAPITAL				
483	11% Redeemable Cumulative Non-Convertible Preference Shares of Rs. 10 million each of Idea Cellular Limited	488.10	488.10	488.10
		2,771.50	**1,473.76**	**1,415.87**

SCHEDULE '2'

RESERVES AND SURPLUS

	Share in Joint Ventures	Consolidated 31st March, 2006	Consolidated 31st March, 2005
Capital Reserve	—	396.45	376.99
Capital Redemption Reserve	—	1,011.59	1,011.59
Special Reserve	—	49.18	45.39
Securities Premium Account	—	14,547.19	9,291.37
Debenture Redemption Reserve	—	3,759.88	4,162.20
Foreign Currency Translation Reserve	—	821.45	708.25
Hedge Reserve	—	(1,513.55)	—
General Reserve	100.90	75,454.18	61,214.71
Profit & Loss Account Balance	(1,726.83)	(1,638.62)	(1,192.52)
	(1,625.93)	92,887.75	75,617.98
Less: Minority Share	—	291.40	171.97
Less: Goodwill/Capital Reserve	—	213.02	212.55
	(1,625.93)	**92,383.33**	**75,233.46**

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	Share in Joint Ventures	Consolidated 31st March, 2006	Consolidated 31st March, 2005
SCHEDULE '3'			
SECURED LOANS			
Secured Redeemable Non-Convertible Debentures	—	13,686.80	15,833.33
Term Loans from Govt. of UP under Subsidised Housing Scheme for Industrial Workers	—	0.54	0.73
Loans from Scheduled Banks - Cash Credit and Export Credit Accounts	1.87	1,743.15	1,822.36
Rupee Term Loans from Schedule Banks	802.04	10,797.04	5,878.88
Rupee Term Loans from Financial Institutions	783.58	1,632.61	1,737.59
Foreign Currency Term Loans from Banks	—	3,117.79	6,742.84
Foreign Currency Term Loans from Financial Institutions	—	200.14	294.42
	1,587.49	**31,178.07**	**32,310.15**

	Share in Joint Ventures	Consolidated 31st March, 2006	Consolidated 31st March, 2005
SCHEDULE '4'			
UNSECURED LOANS			
Employees' and other Deposits	—	261.49	268.25
Rupee Loans from Banks	1,555.26	1,761.51	1,271.10
Rupee Loans from Financial Institutions	—	—	75.79
Foreign Currency Loans from Banks	—	15,275.29	10,346.31
Foreign Currency Loans from Financial Institutions	—	—	1,484.11
Buyers' Credit	—	13,911.39	3,248.90
Loan from Promoters	—	—	26.63
Interest Free Power Loan from Government of Bihar	—	—	7.31
Sales Tax Deferral	—	224.66	8.19
Loan from Others	177.60	177.59	261.41
	1,732.86	**31,611.93**	**16,998.00**

SCHEDULE '5'
FIXED ASSETS

(Rs. in Million)

	GROSS BLOCK			DEPRECIATION			IMPAIRMENT			NET BLOCK		
	As at 31st March, 2006			As at 31st March, 2006			As at 31st March, 2006			As at 31st March, 2006		
Description	Share in Joint Ventures	Consolidated	As at 31st March, 2005 Consolidated	Share in Joint Ventures	Consolidated	As at 31st March, 2005 Consolidated	Share in Joint Ventures	Consolidated	As at 31st March, 2005 Consolidated	Share in Joint Ventures	Consolidated	As at 31st March, 2005 Consolidated
A. Tangible Assets												
Mining Rights	—	9,170.76	5,657.53	—	4,290.58	2,826.91	—	—	—	—	4,880.18	2,830.62
Land & Site Development	21.20	1,305.54	1,164.38	12.15	63.17	52.00	—	10.64	10.64	9.05	1,231.73	1,101.74
Buildings	49.61	9,178.06	8,181.21	13.38	1,786.42	1,574.63	—	149.76	140.81	36.23	7,241.88	6,465.77
Plant & Machinery	4,663.00	103,158.74	84,064.90	2,002.02	34,928.58	30,379.83	—	875.14	839.55	2,660.98	67,355.02	52,845.52
Vehicles & Aircraft	13.21	1,521.97	1,291.67	7.55	563.81	511.66	—	—	—	5.66	958.16	780.01
Railway Sidings	—	136.18	136.19	—	50.57	44.74	—	—	—	—	85.61	91.45
Furniture & Fittings	97.05	2,127.20	1,923.51	70.01	1,237.95	1,083.57	—	—	—	27.04	889.25	839.94
Live Stock	—	0.72	0.95	—	—	—	—	—	—	—	0.72	0.95
Road & Drainage	—	582.73	482.67	—	119.41	108.42	—	8.07	8.07	—	455.25	366.18
Leased Plant & Machinery	—	1,847.48	1,728.00	—	700.24	470.50	—	—	—	—	1,147.24	1,257.50
B. Intangible Assets												
Goodwill	1,191.57	2,634.06	2,717.46	—	—	—	—	—	—	1,191.57	2,634.06	2,717.46
Rehabilation Assets	—	326.41	—	—	28.74	—	—	—	—	—	297.67	—
Technological Licences	1,804.78	2,110.62	1,908.66	817.19	914.16	768.74	—	—	—	987.59	1,196.46	1,139.92
Computer Software	52.98	332.12	274.54	36.65	274.10	244.60	—	0.20	0.20	16.33	57.82	29.74
Total	7,893.40	134,432.59	109,531.67	2,958.95	44,957.73	38,065.60	—	1,043.81	999.27	4,934.45	88,431.05	70,466.80

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	Share in Joint Ventures	Consolidated 31st March, 2006	Consolidated 31st March, 2005
SCHEDULE '6'			
INVESTMENTS			
A. LONG TERM INVESTMENTS			
1. UNQUOTED			
a. **Other than Trade**			
i. Government Securities	—	0.25	0.37
ii. Shares, Debentures and Bonds- Fully paid-up	—	586.93	237.05
iii. Units of Mutual Funds	—	4.89	5.75
2. QUOTED			
a. **Other than Trade**			
i. Government Securities	—	55.09	61.71
ii. Shares, Debentures and Bonds- Fully paid-up	—	3,003.38	2,606.45
iii. Units of Mutual Funds	—	13.10	13.10
B. CURRENT INVESTMENTS			
1. UNQUOTED			
a. **Other than Trade**			
i. Units of Mutual Funds	—	27,968.68	26,634.10
	—	**31,632.32**	**29,558.53**
SCHEDULE '7'			
INVENTORIES			
(including in transit)			
Stores, Spare-parts etc.	10.31	2,690.17	2,045.85
Coal and Fuel	—	612.77	641.93
Raw Materials	—	15,876.00	10,406.49
Work-in-Progress	—	24,053.14	11,818.99
Finished Goods	1.25	1,523.80	1,862.21
Excise Duty on Stocks	—	219.49	194.94
	11.56	**44,975.37**	**26,970.41**
SCHEDULE '8'			
SUNDRY DEBTORS			
Over six months	199.63	1,188.73	473.93
Others	127.32	12,213.80	8,212.26
	326.95	**13,402.53**	**8,686.19**
Less: Provision for doubtful debts	191.55	345.98	281.75
	135.40	**13,056.55**	**8,404.44**
SCHEDULE '9'			
CASH AND BANK BALANCES			
Cash Balance on hand	—	4.76	4.45
Cheques and Drafts in hand	16.29	1,837.79	289.33
Balance with Scheduled Banks:			
In Current Accounts	39.66	793.67	951.52
In E.E.F.C. Account	—	0.13	0.56
In Deposit Account	94.89	7,385.95	3,283.36
In Escrow Account	—	36.75	7.84
In Unpaid Dividends Account	—	62.86	59.69
In Account of Nominees for sale proceeds of Fractional Coupons of Shares	—	4.39	3.73
Balance with Non-Scheduled Banks	—	0.48	0.36
Balance with Foreign Banks	—	296.64	129.63
	150.84	**10,423.42**	**4,730.47**

(Rs. in Million)

SCHEDULE '10'	Share in Joint Ventures	Consolidated 31st March, 2006	Consolidated 31st March, 2005
OTHER CURRENT ASSETS			
Accrued Interest			
On Investments	—	8.49	1.18
On Inter Corporate Deposits and Deposit in Banks	—	82.19	32.33
On Others	0.06	29.61	12.26
Accrued Exports Incentives	—	2,325.12	381.27
	0.06	**2,445.41**	**427.04**

SCHEDULE '11'	Share in Joint Ventures	Consolidated 31st March, 2006	Consolidated 31st March, 2005
LOANS AND ADVANCES			
Loan to Employees	—	179.13	209.68
Inter Corporate Deposits	—	589.24	631.47
Advances recoverable in cash or in kind or for value to be received and/or to be adjusted	271.65	2,821.04	2,873.41
Prepaid Expenses	—	253.22	267.42
Balance with Customs, Port Trusts, Excise etc.	6.24	688.06	21.50
Security and other Deposits	11.78	953.64	915.00
Excise, Customs and other Claims Receivable	—	2,051.80	3,725.85
Trident Trust	—	344.52	344.52
	289.67	**7,880.65**	**8,988.85**

SCHEDULE '12'	Share in Joint Ventures	Consolidated 31st March, 2006	Consolidated 31st March, 2005
CURRENT LIABILITIES			
Sundry Creditors	934.72	26,195.90	16,367.09
Customers' Credit Balances and Advances against orders	134.35	667.77	553.33
Security Deposits Refundable	70.67	562.36	257.31
Investor Education and Protection Fund shall be credited by the following:			
Unpaid Dividends	—	62.86	59.69
Unpaid matured Debentures	—	0.21	0.21
Unpaid application money due for refund	—	30.72	—
Unpaid matured Fixed Deposits	—	0.56	0.97
Unpaid Interest on above	—	0.70	0.90
Unclaimed amount of Fractional Coupons of Shares	—	4.39	3.73
Interest accrued but not due on Debentures, Loans and Deposits	0.75	607.08	737.75
Other Liabilities	111.36	728.63	831.35
	1,251.85	**28,861.18**	**18,812.33**

SCHEDULE '13'	Share in Joint Ventures	Consolidated 31st March, 2006	Consolidated 31st March, 2005
PROVISIONS			
Proposed Dividends	—	2,178.99	1,864.11
Tax on Proposed Dividends	—	307.40	262.94
Provision for Income Tax (Net)	(20.82)	6,484.97	6,204.66
Post-retiral benefits	—	514.13	401.83
Others	—	764.11	364.96
	(20.82)	**10,249.60**	**9,098.50**

SCHEDULE '14'	Share in Joint Ventures	Consolidated 31st March, 2006	Consolidated 31st March, 2005
MISCELLANEOUS EXPENDITURE			
(to the extent not written off or adjusted)			
Compensation under Voluntary Retirement Scheme	—	63.07	101.42
Others	—	23.78	33.60
	—	**86.85**	**135.02**

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	Share in Joint Ventures	Consolidated 31st March, 2006	Consolidated 31st March, 2005
SCHEDULE '15'			
GROSS SALES AND OPERATING REVENUES			
A. Sales			
Net Sales	16.75	113,955.77	96,257.40
Excise Duty	—	10,892.69	9,669.08
Gross Sales	**16.75**	**124,848.46**	**105,926.48**
B. Operating Revenues			
Exports Incentives	—	2,746.31	1,857.81
Service Revenues	2,980.07	3,230.42	2,520.79
Miscellaneous Receipts and Claims (Net)	4.68	429.45	417.30
	2,984.75	**6,406.18**	**4,795.90**
	3,001.50	131,254.64	110,722.38
SCHEDULE '16'			
OTHER INCOME			
Rent Received	—	38.96	25.35
Profit/(Loss) on Fixed Assets sold/discarded (Net)	(0.02)	255.92	88.68
Income from Investments			
Income from Current Investments			
Dividend	—	946.60	643.09
Profit/(Loss) on sale of Investments (Net)	1.05	93.40	145.74
Diminution in carrying cost of Investments/written back (Net)	—	(10.86)	—
Income from Long Term Investments			
Interest on other Investments	—	13.15	7.54
Dividend	—	162.37	190.38
Profit/(Loss) on sale of Investments (Net)	—	515.38	433.15
Diminution in carrying cost of Investments/written back (Net)	—	(6.63)	—
Interest on Inter Corporate Deposits and Deposit in Banks	—	144.64	121.86
Interest from Others	2.71	457.08	1,123.04
Miscellaneous Income	—	195.43	—
	3.74	**2,805.44**	**2,778.83**
SCHEDULE '17'			
RAW MATERIALS CONSUMED			
Raw Materials Consumed	—	62,107.83	43,461.86
	—	**62,107.83**	**43,461.86**
SCHEDULE '18'			
MANUFACTURING AND OPERATING EXPENSES			
Consumption of Stores, Spare Parts and Tools (including for repairs)	22.15	3,192.31	2,852.65
Power and Fuel (including cost of own generation)	67.80	18,848.87	16,385.34
Repairs, Renewals and Replacements:			
To Buildings	9.96	205.60	134.44
To Machinery	91.34	977.11	900.83
To Others	4.82	255.26	234.18
	106.12	**1,437.97**	**1,269.45**
Conversion, Fabrication and other Operating Expenses	872.76	5,108.33	4,457.80
	1,068.83	**28,587.48**	**24,965.24**

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

SCHEDULE '19'	Share in Joint Ventures	Consolidated 31st March, 2006	Consolidated 31st March, 2005
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES			
Salaries, Wages, Bonus, Ex-gratia and Pension (including for repairs)	156.15	4,459.28	3,943.12
Employees Welfare Expenses	9.00	585.74	525.28
Provision/Contribution to Employees' Gratuity Fund	—	219.37	213.85
Contribution to Provident and other Funds	10.08	379.35	358.91
	175.23	**5,643.74**	**5,041.16**

SCHEDULE '20'	Share in Joint Ventures	Consolidated 31st March, 2006	Consolidated 31st March, 2005
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER OVERHEADS			
Rates and Taxes (Net)	5.62	114.90	57.15
Rent	41.61	187.24	158.74
Insurance	3.68	440.57	446.70
Miscellaneous Expenses	285.40	1,372.71	1,250.42
Travelling & Conveyance	19.68	668.19	542.76
Donation	—	87.22	139.23
Auditors' Remuneration	0.86	22.21	31.59
Cost Audit Fee and Expenses	—	0.56	0.67
Research and Development Expenses	—	26.14	22.12
Royalty	—	373.47	270.49
Discount on Sales	—	80.47	104.01
Commission on Sales	274.33	539.28	421.89
Freight, Forwarding and Handling Charges (Net)	—	2,716.87	2,559.52
Provision for doubtful debts/(written back) (Net)	31.01	65.56	56.33
Bad Debts written off	4.22	13.40	7.04
Miscellaneous Expenditure written off	—	67.93	64.37
Exchange Rate Difference (Net)	(0.05)	(0.26)	68.00
Directors' Fees	—	0.69	0.59
Directors' Commission	—	37.04	16.93
Liability no longer required written back	(16.15)	(451.53)	(100.34)
	650.21	**6,362.66**	**6,118.21**

SCHEDULE '21'	Share in Joint Ventures	Consolidated 31st March, 2006	Consolidated 31st March, 2005
(INCREASE)/DECREASE IN STOCKS			
Closing Stocks:			
Work-in-Progress	—	24,053.14	11,818.99
Finished Goods	1.25	1,523.80	1,862.21
	1.25	**25,576.94**	**13,681.20**
Less:			
Opening Stocks			
Work-in-Progress	—	11,814.35	8,967.94
Finished Goods	2.40	1,857.92	1,692.23
Stock transfer of trial production of Copper-III & ALF3			
Work-in-Progress	—	788.57	—
Finished Goods	—	115.83	—
	2.40	**14,576.67**	**10,660.17**
	1.15	**(11,000.27)**	**(3,021.03)**

(Rs. in Million)

	Share in Joint Ventures	Consolidated 31st March, 2006	Consolidated 31st March, 2005
SCHEDULE '22'			
INTEREST AND FINANCE CHARGES			
Interest on Debentures and other Fixed Loans	299.66	2,403.33	2,086.51
Interest on Others	5.25	799.10	515.09
Other Finance Charges	20.94	322.57	21.82
	325.85	3,525.00	2,623.42
Less: Interest Capitalised	—	511.31	464.30
	325.85	3,013.69	2,159.12

SCHEDULE '23'

NOTES ON ACCOUNTS

1. PRINCIPLES OF CONSOLIDATION

(a) The financial statements have been prepared to comply in all material aspects with applicable accounting principles in India, and the Accounting Standards issued by the Institute of Chartered Accountants of India (ICAI).

(b) **CONSOLIDATED FINANCIAL STATEMENTS** relates to Hindalco Industries Limited, the Company and its Subsidiaries and Joint ventures (the Group).The Consolidated Financial Statements are in conformity with the AS -21 and AS - 27 issued by ICAI and are prepared on the following:

(i) The financial statements of the Company and its Subsidiaries and interest in Joint ventures have been combined on a line by line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating inter-company balances and transactions including profits in year end inventories.

(ii) The consolidated financial statements are prepared by adopting uniform accounting policies for like transactions and other events in similar circumstances and are presented to the extent possible, in the same manner as the Company's separate financial statements except otherwise stated elsewhere in this schedule.

(iii) The excess of cost to the Company of its investments in the subsidiaries over it's portion of equity of subsidiaries at the dates they become subsidiaries is recognised in the financial statements as goodwill.

(iv) The excess of Company's portion of equity of the subsidiaries over the cost to the Company of its investments at the dates they become subsidiaries is recognised in the financial statements as capital reserve.

(v) Minority Interests in the consolidated financial statements is identified and recognised after taking into consideration:

— The amount of equity attributable to minorities at the date on which investments in a subsidiary is made.

— The minorities' share of movement in equity since the date parent- subsidiary relationship came into existence.

— The losses attributable to the minorities are adjusted against the minority interest in the equity of the subsidiary.

— The excess of loss over the minority interest in the equity, is adjusted against General Reserve of the Company.

(c) Accounting Policies and Notes on Accounts of the Company and all the subsidiaries are set out in their respective financial statements.

SCHEDULE '23' (Contd.)

NOTES ON ACCOUNTS (Contd.)

2. (a) The Consolidated Financial Statements comprise the financial statements of Hindalco Industries Limited and its subsidiaries and its interest in Joint Ventures as on March 31, 2006, which are as under:

Name of the Company	Extent of Company's Interest	Country of Incorporation
Subsidiaries:		
Indian Aluminium Company Limited	97.06%	India
Utkal Alumina International Limited [1]	55.00%	India
Suvas Holdings Limited [1]	51.00%	India
Indal Exports Limited	100.00%	India
Bihar Caustic and Chemicals Limited	54.65%	India
Minerals & Minerals Limited	100.00%	India
Renukeswar Investment & Finance Limited	100.00%	India
Renuka Investment and Finance Limited	100.00%	India
Dahej Harbour and Infrastructure Limited	100.00%	India
Lucknow Finance Company Limited	100.00%	India
Birla Resources Pty Limited	100.00%	Australia
Aditya Birla Minerals Limited [5]	100.00%	Australia
Birla Maroochydore Pty Limited [2]	100.00%	Australia
Birla (Nifty) Pty Limited [2]	100.00%	Australia
Birla Mt Gordon Pty Limited [2]	100.00%	Australia
Joint Venture: [3]		
IDEA Cellular Limited	10.11%	India
Associate:		
Aditya Birla Science and Technology Limited [4]		India

Financial year of all subsidiaries and joint ventures ended on 31st March, 2006

1. Have not yet commenced commercial production.
2. Subsidiaries of Aditya Birla Minerals Limited.
3. The Company has sold its entire investments in Tanfac Industries Limited (a joint venture) during the year. Accordingly no consolidation has been done for such investments under AS – 27.
4. During the year Hindalco Industries Limited has acquired 49% holding in Aditya Birla Research and Technology Limited which has not started its operation and hence not considered for consolidation.
5. By virtue of a public issue of equity shares made by Aditya Birla Minerals Limited in April 2006 it has become a 51% subsidiary from a 100% subsidiary of Hindalco Industries Limited w.e.f. 13th May, 2006.

(b) For the purpose of consolidation, the Consolidated Financial Statements of Aditya Birla Minerals Limited which reflects the consolidation of Birla (Nifty) Pty Limited, Birla Mt Gordon Pty Limited and Birla Maroochydore Pty Limited as at 31st March, 2006 have been prepared and restated, where considered material, to comply with Generally Accepted Accounting Principles in India.

(c) In accordance with the requirement of Accounting Standard – 11 (Revised) –"The effects of changes in foreign exchange rates", operations of foreign subsidiaries have been considered as non-integral operations and accordingly their financial statements have been converted in Indian Rupees at following exchange rates:

(i) Revenue and Expenses: At the average exchange rate during the period.

(ii) Current Assets and Current Liabilities: Exchange rate prevailing at the end of the period.

(iii) Fixed Assets: Exchange Rate prevailing at the end of the period.

The resultant translation exchange difference has been transferred to foreign currency translation reserve.

SCHEDULE '23' (Contd.)

NOTES ON ACCOUNTS (Contd.)

(Rs. in Million)

	As at 31st March, 2006	As at 31st March, 2005
3. Capital Commitments outstanding (Advance/Deposit paid Rs 2,332.20 million)	14,139.05	12,414.98
Joint Ventures (net of advances)	260.07	145.31
4. (I) Contingent Liabilities not provided for in respect of:		
(a) Claims/Disputed liabilities not acknowledged as debt		
The following demands which are disputed are not provided for		
The Company and Subsidiaries:		
Income Tax	909.98	108.28
Excise/Custom /Sales Tax	1,995.34	1,920.56
Others	1,365.25	1,106.34
Joint Ventures:		
Income Tax	0.66	3.12
Excise/Custom /Sales Tax	16.96	102.07
Others	221.94	42.77
(b) i) Bills discounted with Banks	622.93	468.14
ii) Guarantees outstanding	10,541.99	2,770.39
Joint Ventures	—	40.02
iii) Letters of Credit Outstanding	513.60	684.17
Joint Ventures	—	12.84
iv) Bank Guarantees & Bonds	526.17	877.19
Joint Ventures	223.87	132.53
(c) The Company has received supplementary bills on account of revision in rate of power for Main Supply from the UPSEB for the period 15.5.1976 to 30.6.1980 and the same remains unprovided for as disputed by the Company	50.10	50.10

(II) 228,340,226 Equity Shares of Rs.10/- each fully paid up in IDEA Cellular Ltd. are held by the Company as investment. Out of the above 115,187,999 shares of Rs. 10/- each have been pledged for securing financial assistance granted by the lenders to that company.

(III) The Company has given undertakings to various Financial Institutions for non-disposal of 57,085,060 shares of Rs 10/- each of IDEA Cellular Ltd. till the Institutional loans are repaid in full.

(IV) a) Balance in provision for income tax account is after netting-off the payments made and refunds received since the appeals filed by the Company and the Department are pending before appellate authorities.

b) Provision for taxation of the Company for the year has been worked out after considering the effect of favourable appellate decision.

5. a) The Company has export obligations of Rs.13,213.76 million (USD 288.50 million) against Import Licences taken for import of capital goods under Export Promotion Capital Goods Scheme.

b) The Company has export obligation of Rs 4,774.75 million (USD 106.99 million) against Advance Licence.

SCHEDULE '23' (Contd.)

NOTES ON ACCOUNTS (Contd.)

6. Upon allotment of 231,521,031 equity shares of Re 1/- each at a premium of Rs 95/- per share on rights basis on 15th February, 2006, paid-up capital of the Company has increased from Rs 927.77 million to Rs 985.66 million. Issue expenses amounting to Rs 365.97 million net of its tax effect has been adjusted against Securities Premium Account. The proceeds of the rights issue at 25% of issue price amounting to Rs 5556.50 million has been utilized for the purpose of defraying related issue expenses mentioned earlier and subscription to shares of a subsidiary company to the tune of Rs 148.89 million while balance amount is temporarily invested in short term liquid securities. Basic and diluted EPS for the year ended 31st March, 2006 have been calculated taking into account the effect of this rights issue.

7. Balances with Trident Trust representing 16,31,613 equity shares of the Company issued pursuant to the Scheme of Arrangement approved by the Hon'ble High Courts at Mumbai and Allahabad vide their Order dated 31st October, 2002 and 18th November, 2002, respectively, to the Trident Trust, which is created wholly for the benefit of the Company and is being managed by trustees appointed by it.

8. Although the Market value of certain quoted investments (as reflected in Schedule "6") and the book value of certain unquoted investments (amount not ascertained) is lower than cost, considering the strategic and long term nature of the investments and assets base of the investee companies, in the opinion of the management such decline is temporary in nature and accordingly no provision is necessary for the same.

9. a) Purchase of copper concentrate is accounted for provisionally pending finalisation of content in the concentrate, price and custom duty. Variations are accounted for in the year of settlement.

   b) Final price payable on purchase of copper concentrate for which quotational period price is not finalised in previous year resulted in additional provision of Rs. 223.03 million based on monthly average LME & LMBA rate at the year end copper and precious metals respectively. During the year Rs. 107.71 million was utilized towards final price settlement and unused balance of Rs. 115.31 million was reversed. Liability recognized under this class for the year is Rs. 782.71 million which is outstanding as on 31st March 2006. Actual outflow is expected on finalisation of quotational period price in the next financial year.

10. A part of electricity supplied by the company, which has been treated by UPPCL as sale, has been accounted for on the basis of provisional rates. The effect of variation in the rate will be accounted for in the year in which rates are finalised by UPPCL.

11. a) Future obligations towards lease rentals under the lease agreements taken prior to 1st April 2001

(Rs. in Million)

Period	Lease Payment	Present Value
Not later than one year	64.96	62.67

   b) Future obligations towards lease rentals under the lease agreements taken on or after 1st April 2001

(Rs. in Million)

Period	Lease Payment	Present Value
Not later than one year	3.90	3.68
Later than one year	19.59	14.52

   c) The total of future minimum lease payment commitments under non-cancellable operating lease agreement for a period of twenty years to use railway tracks along with locomotives for transportation of its materials are as under:

(Rs. in Million)

Period	As at 31st March, 2006
Not later than one year	4.00
Later than one year and not later than five years	16.00
Later than five years	44.67

SCHEDULE '23' (Contd.)

NOTES ON ACCOUNTS (Contd.)

12. Export incentives under Operating Revenues in schedule 15 include Rs. 861.25 million and Rs. 1038.08 million being benefit under Target Plus Scheme accrued in relation to exports made during previous year and current year respectively, as per Foreign Trade Policy. Benefit under this scheme in respect of exports of previous year accounted during the year as necessary guidelines for claiming this benefit were issued during current year.

13 Sale of Di-Ammonium Phosphate (DAP) and other complex fertilizers are covered under the concessional schemes for decontrolled fertilizers of the Government of India. Pending declaration of final rate of concession, the claim for concession for the period July 05 to March 06 has been accounted for based on current practice adopted by Department of Fertilizer for neutralizing the cost of input.

14. Extraordinary item of Rs.22.72 million represents write back of excess provision made for demerger expenses and claims lodged with one of the subsidiaries.

15. **Deferred Tax**

Major components of Deferred Tax arising on account of temporary timing differences along with their movement as at March 31, 2006 are:

(Rs. in Million)

Particulars	As at 31st March, 2006			As at 31st March, 2005		
	Company and its subsidiaries	Joint Ventures	Consolidated	Company and its subsidiaries	Joint Ventures	Consolidated
Deferred Tax Assets (A)						
Brought forward long term Capital Losses	—	—	—	0.01	—	0.01
Brought forward business Losses	10.79	56.09	66.88	—	—	—
Others	3,017.42	—	3,017.42	303.96	—	303.96
Deferred Tax Liability (B)						
Depreciation	12,185.71	56.09	12,241.80	10,867.99	7.14	10,875.13
Others	3,123.86	—	3,123.86	771.45	(0.15)	771.30
Net Deferred Tax Liability (B-A)	12,281.36	—	12,281.36	11,335.47	6.99	11,342.46

16. a) Capital work-in-progress include Rs 3.40 million being tax paid on behalf of Ex-CEO and Whole Time Director of a subsidiary company on his remuneration for the period from 1st July, 2000 to 31st January, 2002 in accordance with Section 10 (5B) of the Income-tax Act, 1961. The subsidiary has been legally advised that provisions of Section 10 (5B) of the Income-tax Act, 1961 has an overriding effect on the provisions of Section 200 of the Companies Act, 1956 and accordingly it believes that the Central Government's approval is not required for the purpose.

    b) Appointment and payment of remuneration Rs.0.095 million to Manager of a subsidiary company is awaiting the approval of Central Government.

17. Exchange gain / loss amounting to Rs. 764.93 million (Net loss) (Previous year net gain of Rs.33.83 million) have been accounted for under respective heads of account, viz. Sales & conversion charges loss of Rs.171.41 million (Previous year gain of Rs. 19.69 million), Raw Material consumed loss of Rs.340.98 million (Previous year gain of Rs. 0.73 million), Manufacturing expenses loss of Rs. 0.22 million (Previous year gain of Rs. 10.59 million), Selling, Distribution, Administration and Other expenses loss of Rs.44.37 million (Previous year gain of Rs. 1.04 million)and Interest loss of 207.95 million (Previous year gain of Rs 1.78 million).

18. In view of different sets of environment in which subsidiaries namely Aditya Birla Minerals Limited, Birla (Nifty) Pty Limited, Birla Mt Gordon Pty Limited, Birla Resources Pty Limited and Birla Maroochydore Pty Limited are operating,

SCHEDULE '23' (Contd.)

NOTES ON ACCOUNTS (Contd.)

Accounting policies followed in respect of following items by them are different from the accounting policies mentioned in Schedule 23 of the Financial statements of the Company.

(Rs in Million)

Particulars	Accounting Policies		Amount		Proportion	
	Company	Subsidiaries	2005-06	2004-05	2005-06	2004-05
Assets taken on Finance Lease	In respect of assets taken on finance lease prior to 01.04.2001, the element of lease rental applicable to the cost of assets has been charged to the profit and loss account over the estimated life of the assets and financing cost has been allocated over the life of the lease on an appropriate basis.	Assets taken on finance lease have been treated as part of the fixed assets recording them initially at lower of fair value and at the present value depreciating over the shorter of the estimated useful life of asset or the lease term.	Nil	Nil	Nil	Nil
Depreciation & Amortisation	Depreciation is charged on the basis of rates and manner specified for each class of assets in Schedule XIV of the Companies Act, 1956.	Depreciation on mining plant and equipment is provided on unit production based on economically recoverable reserve. In respect of other plant & Machineries, depreciation rates used (ranging from 10% - 50%) on straight basis depending on the item of plant.	1,987.96	1,049.26	25.12%	16.59%
Foreign Currencies Transaction	Exchange differences relating to amounts payable and receivable in foreign currencies are accounted for as exchange gains or losses in the profit and loss account, except for amount relating to liabilities incurred for purchase of imported fixed assets, the difference thereof is adjusted in the carrying amount of the fixed assets.	Exchange differences relating to amounts payable and receivable in foreign currencies are accounted for as exchange gains or losses in the statement of financial statement	(9.93)	Nil	18.81%	Nil
Environment & rehabilitation expenditure	The cost of reclamation of mined out land, forestation are treated as part of raw material when cost incurred.	Provision for estimated future cost of environmental and rehabilitation using net present value are made and capitalized as mine properties and amortized over remaining life of the mine. Any change in net present value at Balance Sheet date is considered as borrowing cost.	581.75	265.19	100%	100%

SCHEDULE '23' (Contd.)

NOTES ON ACCOUNTS (Contd.)

(Rs in Million)

Particulars	Accounting Policies		Amount		Proportion	
	Company	Subsidiaries	2005-06	2004-05	2005-06	2004-05
Expenses	Mining Cost is classified as Raw material cost and production overheads are classified functionally and also disclosed under primary heads of accounts.	Expenses relating to mining and processing cost except power & fuel, rates & taxes, insurance, traveling expenses, royalty, freight & forwarding are not classified functionally and are shown under conversion, fabrication and other operating expenses.	3,352.44	2,911.70	65.63%	65.16%
Derivative financial instrument and hedging.	Hedging loss / gain are recognized income statement on accrual basis. Forward cover and options are not Marked- to – Market at year-end.	Hedging loss / gains are recognized in income statement based on nature of hedging i.e. fair value hedged or cash flow hedge. Forward rate agreement and options are marked – to – Market at year-end and same is carried forward and recognized in income statement when underlying hedge transactions are recognized.	2,711.46	539.79	100%	100%
Exploration and Evaluation Expenditure	Such cost is treated as raw material cost when it is incurred.	Such cost is generally carried forward based on management estimation of recovery of such cost from future operation	520.43	Nil	100%	Nil
Trade Debtors	Carried at Cost less provision for any amount, which is doubtful of recovery.	Measured at fair value as at Balance sheet date.	Nil	Nil	Nil	Nil
Borrowings and Trade Payables	Same are stated at cost at Balance sheet date.	Same are restated at fair value at Balance sheet date	Nil	Nil	Nil	Nil
Mining Cost	Mining cost is treated as raw material cost when incurred.	Mining cost for striping of waste in connection with future economically recoverable ore to be mined are capitalized and such cost are amortized based on estimated waste to ore ratio.	264.48	Nil	100%	Nil

The Accounting Policies followed by the Australian subsidiaries have been changed during the year from Australian Generally Accepted Accounting Policies to Australian equivalent International Financial Reporting Standard and, hence previous year's figures are not comparable. Due to such change, necessary adjustments have been made in the consolidated accounts for the year in compliance with the Australian equivalent International Financial Reporting Standard in respect of above accounting policies and deferred tax.

SCHEDULE '23' (Contd.)

NOTES ON ACCOUNTS (Contd.)

19. SEGMENT REPORTING

Based on the guiding principles given in the Accounting Standard on Segment Reporting (AS-17) issued by the "Institute of Chartered Accountants of India", the financial information about the primary business segments is as under:

(Rs. in Million)

Particulars	2005-06				2004-05			
	Aluminium	Copper	Others	Consolidated	Aluminium	Copper	Others	Consolidated
REVENUE								
External Sales	61,179.60	56,180.85	3,001.50	120,361.95	53,208.22	45,469.72	2,375.36	101,053.30
Inter Segment Sales	0.79	—	—	0.79	8.91	—	15.01	23.92
	61,180.39	56,180.85	3,001.50	120,362.74	53,217.13	45,469.72	2,390.37	101,017.22
Less: Inter Segment Sales	(0.79)	—	—	(0.79)	(8.91)	—	(15.01)	(23.92)
Total Revenue	61,179.60	56,180.85	3,001.50	120,361.95	53,208.22	45,469.72	2,375.36	101,053.30
RESULTS								
Segment/Operating Results	21,764.41	(866.84)	594.57	21,492.14	16,192.69	1,741.30	481.21	18,415.20
Un-allocable Income (Net of Expenses)				1,802.80				2,344.34
Interest Expenses				(3,013.69)				(2,159.12)
Non Recurring Income/ Expenses (Net)				22.72				(130.55)
Provision for Tax (including Deferred Tax)				(4,402.11)				(5,511.91)
Net Profit				15,901.86				12,957.96
OTHER INFORMATION								
Segment Assets	75,924.39	84,872.23	6,334.64	167,131.26	63,100.43	61,408.49	6,116.48	130,625.40
Un-allocable Assets				42,203.16				35,443.10
Total Assets				209,334.42				166,068.50
Segment Liabilities	6,155.97	22,160.03	1,320.28	29,636.28	5,253.76	11,633.03	778.20	17,664.99
Un-allocable Liabilities				9,474.50				10,245.84
Total Liabilities				39,110.78				27,910.83
Depreciation	3,732.60	3,596.53	558.79	7,887.92	3,599.96	2,260.58	452.73	6,313.27
Un-allocable Depreciation				26.93				11.66
Total Depreciation				7,914.85				6,324.93
Capital Expenditure including CWIP	11,321.46	5,368.93	604.74	17,295.13	5,327.95	9,714.12	604.74	15,646.81

20. Related Party Disclosures

A List of Related Parties

(a) **Trust of the Company**
Trident Trust

(b) **Joint Venture**
IDEA Cellular Limited

(c) **Associate**
Aditya Birla Science and Technology Limited

(d) **Key Managerial Personnel:**
Mr. Debu Bhattacharya- Managing Director

B **The following transactions were carried out with the Related parties in the ordinary course of business:**

(a) **Joint Ventures and Associates :**

(Rs. in Million)

S. No.	Transactions	2005-06		2004-05	
		Joint Venture	Associate	Joint Ventures	Associate
	Transaction during the year				
1	Sales and Conversion	1.98	-	97.54	-
2	Services rendered	-	-	0.02	-
3	Interest and dividend received	-	-	0.81	-
4	Purchase of materials	-	-	163.57	-
5	Services received	-	-	0.35	-
6	Investments, Deposits, loans and advances made during the year	-	98.25	-	-
7	Guarantees and Collateral securities given	-	-	875.00	-
	Outstanding balance as on 31.03.2006				
1	Debit Balances	0.06	98.25	11.80	-
2	Credit Balances	-	-	4.94	-

		2005-06	2004-05
(b)	**Trident Trust**		
	Beneficiary Interest in the Trust	344.52	344.52
(c)	**Key Managerial Personnel:**		
	Managerial Remuneration (including perquisites)	37.81	25.82

21. Figures of the previous year have been regrouped/ rearranged wherever found necessary.

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Dated: The 20th day of June, 2006

S. Talukdar
President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

M. M. Bhagat – *Director*
C. M. Maniar – *Director*
D. Bhattacharya – *Managing Director*

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2006

(Rs. in Million)

		Year Ended March 31, 2006		Year Ended March 31, 2005
A. CASH FLOW FROM OPERATING ACTIVITIES				
Net profit before tax and extraordinary items		20,281.25		18,600.42
Adjustment for :				
Depreciation & Amortisation	7,914.85		6,324.93	
Impairment	44.54		—	
Provision for diminution in value of investment	17.49		—	
Foreign Exchange Loss/(Gain)	23.09		41.51	
Investment activities	(2,525.93)		(2,797.46)	
Preliminary/Deferred expenses	(1,294.11)		696.04	
Provisions	(113.53)		127.73	
Interest & Finance Charges charged	3,013.69	7,080.09	2,208.47	6,601.22
Operating profit before working capital changes		27,361.34		25,201.64
Changes in working Capital:				
Trade and other receivables	(9,044.75)		(1,973.29)	
Inventories	(18,037.33)		(9,925.91)	
Trade payable	14,925.99	(12,156.09)	5,541.14	(6,358.06)
Cash generated from operation		15,205.25		18,843.58
Direct taxes paid		(3,059.45)		580.04
Payment of VRS		(30.52)		(80.66)
Cash flow before extraordinary items		12,115.28		19,342.96
Extraordinary items		30.22		—
Increase in deferred revenue expenditure		(1.13)		(9.01)
NET CASH FROM OPERATING ACTIVITIES		**12,144.37**		**19,333.95**
B. CASH FLOW FROM INVESTMENT ACTIVITIES				
Goodwill on acquisition		—		(739.98)
Purchase of Fixed Assets		(26,949.72)		(17,801.74)
Sale of Fixed Assets		7,419.11		685.14
Purchase of shares of subsidiaries		(2.29)		—
Acquisition of Business/Subsidiary		—		(91.03)
Purchase of Investments (Net)		(1,475.53)		(10,369.51)
Interest received		442.03		1,234.43
Dividend received		1,108.97		833.47
Lease Rent received		12.80		10.82
Cash flow before extraordinary items		(19,444.63)		(26,238.40)
Extraordinary items		(7.50)		(39.52)
NET CASH USED IN INVESTMENT ACTIVITIES		**(19,452.13)**		**(26,277.92)**

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2006 (Contd.)

(Rs. in Million)

	Year Ended March 31, 2006	Year Ended March 31, 2005
C. CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issue of Equity Share	322.23	97.14
Share call money Received	0.01	0.01
Proceeds form Rights Issue (Net of Expenses)	5,190.53	0.17
Proceeds from State Capital Subsidy	21.57	—
Proceeds from long term borrowings (net)	787.66	12,304.38
Proceeds from Short term borrowings (net)	11,927.02	(54.62)
Interest & Finance Charges paid	(3,169.19)	(2,189.53)
Dividend paid	(2,126.96)	(1,733.11)
NET CASH USED IN FINANCING ACTIVITIES	**12,952.87**	**8,424.44**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**5,645.11**	**1,480.47**
CASH & CASH EQUIVALENTS-OPENING BALANCE	**5,112.41**	**3,631.94**
CASH & CASH EQUIVALENTS-CLOSING BALANCE	**10,757.52**	**5,112.41**

Notes:

1 Cash and cash equivalent includes cash and bank balances and Deposits with Companies and interest accrued thereon.

2 Interest charged excludes and Purchase of Fixed Assets includes Rs. 511.31 million interest capitalised during the year.

3 Figures for the previous year have been regrouped / rearranged wherever found necessary.

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner
Membership No. 53518

Dated: The 20th day of June, 2006

S. Talukdar
President & CFO

Anil Malik
Company Secretary

For and on behalf of the Board

M. M. Bhagat – *Director*
C. M. Maniar – *Director*
D. Bhattacharya – *Managing Director*

FINANCIAL INFORMATION RELATING TO SUBSIDIARY COMPANIES FOR THE YEAR ENDED 31ST MARCH, 2006.

(Rs. in Million)

		Capital	Reserves	Total Assets	Total Liabilities	Details of Investment *				Turnover	Profit before Tax	Provision for Taxation	Profit after Tax	Proposed Dividend
						Long Term Investment		Current Investment						
						Quoted	Unquoted	Quoted	Unquoted					
1	Indian Aluminium Company Limited	142.51	12.96	373.57	373.57	-	-	-	-	729.66	(17.60)	(4.27)	(13.33)	-
2	Utkal Alumina International Limited **	1,745.88	-	1,892.36	1,892.36	-	-	-	36.16	-	-	-	-	-
3	Suvas Holdings Limited **	3.70	-	3.75	3.75	-	-	-	-		-	-	-	-
4	Indal Exports Limited	1.40	3.71	5.21	5.21	-	4.89	-	-	-	(0.03)	-	-	-
5	Bihar Caustic and Chemicals Limited	233.86	875.57	2,951.56	2,951.56	-	-	-	-	1,290.52	381.22	119.77	261.45	23.39
6	Minerals & Minerals Limited	0.50	10.26	12.76	12.76	-	-	-	-	62.67	0.50	0.16	0.34	-
7	Renukeswar Investment & Finance Limited	47.97	166.58	214.61	214.61	190.19	-	-	-	13.38	13.36	(6.18)$	19.55	-
8	Renuka Investment and Finance Limited	92.52	213.79	309.22	309.22	197.46	0.19	-	-	24.15	22.84	(4.34)	27.18	-
9	Dahej Harbour and Infrastructure Limited	500.00	952.39	1,768.04	1,768.04	-	-	-	407.75	560.16	349.97	18.94	331.03	-
10	Lucknow Finance Company Limited	120.03	36.98	242.23	242.23	0.01	-	-	28.72	19.24	11.42	3.19	8.23	-
11	Birla Resources Pty Limited	650	(2)	652	652	-	-	-	-	-	(4)	-	(4)	-
12	Aditya Birla Minerals Limited $$	159,820	(1,011)	192,411	192,411	-	-	-	-	-	2,520	(203)	2,723	-
13	Birla Maroochydore Pty Limited $$	10,000	(3,462)	10,553	10,553	-	-	-	-	-	(101)	(30)	(71)	-
14	Birla (Nifty) Pty Limited $$	87,414	(45,854)	422,677	422,677	-	-	-	-	76,269	(17,117)	(5,135)	(11,982)	-
15	Birla Mt Gordon Pty Limited $$	24,000	(59,540)	89,991	89,991	-	-	-	-	109,202	(7,614)	(2,284)	(5,330)	-

* Excluding Investment in subsidiaries.

** No Profit & Loss Account prepared since the company is in pre-operative stage.

$ Net off Excess Provision for taxation written back

$$ Figures in thousand Australian Dollars


ADITYA BIRLA GROUP

Prominent Aditya Birla Group of Companies / JVs in India

The Aditya Birla Group enjoys a leadership position in all the sectors in which it operates

I. HINDALCO INDUSTRIES & ITS ASSOCIATES

Hindalco Industries Limited : Aluminium, Copper

Subsidiaries

- Indian Aluminium Company, Limited : Aluminium
- Bihar Caustic and Chemicals Limited : Caustic Soda, Liquid Chlorine, Hydrochloric Acid
- Aditya Birla Minerals Limited : Copper mining

Joint Ventures

- Idea Cellular Limited : Telecom

II. OTHERS

- **Grasim Industries Limited & its Subsidiaries** : Viscose Staple Fibre, Cement, Sponge Iron, Chemicals, Textiles
  - Ultra Tech Cement Limited : Cement
  - Shree Digvijay Cement Company Limited : Cement
- **Aditya Birla Nuvo Limited & its Subsidiaries** : Viscose Filament Yarn, Garments, Carbon Black, Textiles (Spun Yarn & Fabrics), Insulators (Domestic Marketing), Fertilisers
  - Birla Sun Life Insurance Company Limited : Life Insurance
  - PSI Data Systems Limited & its Subsidiary : Software Services
  - TransWorks Information Services Limited : Business Process Outsourcing
- **Birla Global Finance Limited & its JVs/Associates** : Financial Services
  - Birla Sun Life Asset Management Company Limited : Investment / Mutual Fund
  - Birla Sun Life Distribution Company Limited : Investment Advisory
  - Birla Insurance Advisory Services Limited : Non-life Insurance Advisory Services
- **Essel Mining & Industries Limited** : Iron and Manganese Ore Mining, Noble Ferro Alloys, Nitrogen production
- **TANFAC Industries Limited** : Fluorine Chemicals